As filed with the Securities and Exchange Commission on May 14, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Porex Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3089	81-0550271
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

500 Bohannon Road

Fairburn, GA 30213
(770) 964-1421
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Victor L. Marrero

President
Porex Holdings, Inc.
500 Bohannon Road
Fairburn, GA 30213
(770) 964-1421
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

Stephen T. Giove, Esq.

Shearman & Sterling
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

     Approximate date of commencement of proposed sale of the securities to the public: Upon completion of the exchange offer referred to in this document.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to Be Registered	Price(1)	Registration Fee

Common Stock, $.0001 par value	$200,000,000	$18,400

(1)	The maximum number of shares of common stock, par value $.0001 per share, of WebMD Corporation to be received by WebMD in exchange for shares of common stock, par value $.0001 per share, of Porex has not yet been determined, as described in the Prospectus — Offer to Exchange filed as part of this Registration Statement. In accordance with Rule 457 under the Securities Act of 1933, as amended, the proposed maximum aggregate offering price has been estimated, solely for the purpose of calculating the registration fee.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

      This Prospectus has been filed with the Securities and Exchange Commission so that WebMD Corporation can be in a position to commence this exchange offer when the registration statement, of which this Prospectus forms a part, is declared effective by the SEC. You should not rely on the information contained in this Prospectus in making any investment decision regarding WebMD or the registrant until the registration statement is declared effective by the SEC.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

PROSPECTUS — OFFER TO EXCHANGE

WebMD Corporation

Offer to Exchange

[                            ] Shares of Common Stock
of
Porex Holdings, Inc.,

for Each Share of Common Stock

of
WebMD Corporation

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, NEW YORK CITY TIME, ON [                    ], 2002, UNLESS EXTENDED.

      WebMD stockholders who elect to participate in this exchange offer will receive from WebMD [                    ] shares of Porex common stock for each share of WebMD common stock tendered. Prior to this exchange offer, there was no public market for Porex common stock.

      The terms and conditions of this exchange offer are described in this Prospectus, which you should read carefully. WebMD, Porex and their respective directors and officers do not make any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this Prospectus and consulting with your advisors.

      The shares of WebMD common stock are quoted on the Nasdaq National Market under the symbol “HLTH.” Porex intends to apply to have its common stock quoted on the Nasdaq National Market under the symbol “PORX.”

       Investing in Porex common stock involves risks. See “Risk Factors” beginning on page 13.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Porex common stock to be issued in this exchange offer or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      WebMD has retained the services of Innisfree M&A Incorporated, as information agent, to assist you in connection with this exchange offer. You may call the information agent at [                              ] (toll free) from within the United States to request additional documents and to ask any questions, or at [                              ] (collect) from elsewhere.

The date of this Prospectus is [                    ], 2002.

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
SEPARATION OF POREX FROM WEBMD
THIS EXCHANGE OFFER
PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA OF POREX
SELECTED CONSOLIDATED FINANCIAL DATA OF WEBMD
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF WEBMD
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF POREX
BUSINESS OF POREX
MANAGEMENT OF POREX
SECURITY OWNERSHIP OF MANAGEMENT OF POREX
TRANSACTIONS AND RELATIONSHIP BETWEEN POREX AND WEBMD
DESCRIPTION OF CAPITAL STOCK OF POREX
COMPARISON OF RIGHTS OF HOLDERS OF SHARES OF WEBMD COMMON STOCK AND POREX COMMON STOCK
POREX SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
POREX HOLDINGS, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
EX-21.1: LIST OF SUBSIDIARIES
EXHIBIT 23.1
EXHIBIT 23.2
EXHIBIT 99.1

      This Prospectus incorporates important business and financial information about WebMD from documents filed with the Securities and Exchange Commission, or SEC, that have not been included in or delivered with this Prospectus. This information is available at the SEC’s website at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information.”

      Unless otherwise indicated, in this Prospectus, “WebMD” refers to WebMD Corporation and its subsidiaries, and “Porex” refers to Porex Holdings, Inc. and its subsidiaries.

      WebMD®, Web-MD®, WebMD Health®, The Medical Manager®, Envoy®, and Medscape® are registered trademarks of WebMD. The following trade names and trademarks are registered property of Porex: POREX®, CVATM, DECapTM, KippMed®, MEDPOR®, Needleless Access ConnectorTM, NACTM, Quality Scientific Products®, QSP®, SQUEEZE-MARK®, TLS®, Q-SlideTM, Online Products for Science® and OPS®.

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QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER

      Q1.     What is WebMD proposing in this exchange offer?

      A1.     WebMD is making an exchange offer pursuant to which you may tender some or all of the shares of common stock of WebMD Corporation that you own. In exchange for each share of WebMD common stock that is accepted in the offer, WebMD will deliver [                    ] shares of common stock of Porex Holdings, Inc. Upon completion of this exchange offer, Porex will no longer be a subsidiary of WebMD, but will exist as a separate public company. If you choose to participate in this exchange offer, you will be one of the stockholders of Porex when it becomes a public company and the number of WebMD shares that you own will be reduced.

      Q2.     May I participate in this exchange offer?

      A2.     You may participate in this exchange offer if you own shares of WebMD common stock. If you are a holder of WebMD’s outstanding 3 1/4% Convertible Subordinated Notes due 2007, you may not participate in this exchange offer unless you convert your notes into shares of WebMD common stock prior to the expiration date of this exchange offer and comply with the appropriate procedures for tendering WebMD shares described in this Prospectus.

      Q3.     How many Porex shares will I receive for each WebMD share that I tender?

      A3.     You will receive [                    ] Porex shares for each WebMD share that you validly tender and do not withdraw in this exchange offer. The relationship between the number of Porex shares that you will receive in exchange for each WebMD share that you tender is referred to as the exchange ratio.

      Q4.     Does the board of directors of WebMD believe that WebMD stockholders should tender their WebMD shares for Porex shares?

      A4.     WebMD and Porex have chosen to make the opportunity to participate in this exchange offer available to you. However, WebMD, Porex and their respective directors and officers are not making any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this Prospectus and consulting with your own advisors.

      Q5.     Why did WebMD decide to separate Porex from WebMD?

      A5.     In late September 2000, WebMD announced a plan to divest Porex and stated that it would explore various divestiture alternatives. WebMD had acquired Porex as a result of its merger with Medical Manager Corporation in early September 2000. The board of directors of WebMD believed that WebMD should, following the mergers and acquisitions that WebMD had completed in 1999 and 2000, focus on its core business of enabling healthcare transactions and connectivity, providing the software and services that automate physician practices and providing Internet-based content, applications and services for physicians, payers and other healthcare organizations and consumers. The business of Porex, a developer, manufacturer and distributor of proprietary porous and solid plastic products and components, is unrelated to WebMD’s core business.

      Since that time, WebMD has solicited and received offers to purchase all or portions of Porex from potential acquirers. However, WebMD determined not to accept any of the offers made to date by potential acquirers because it believed that the offers did not reflect the value of Porex. In May 2002, the board of directors of WebMD determined that WebMD should begin to take the steps necessary to offer to WebMD stockholders the opportunity, if they so elect, to receive an equity interest in Porex, as an independent public company, in exchange for WebMD shares on a tax-free basis. WebMD will, until the commencement of this exchange offer, continue to pursue and consider possible sale transactions and other alternatives.

      Q6.     How will the relationship between Porex and WebMD change after this exchange offer is completed?

      A6.     Porex and WebMD do not buy from or sell to each other and are not expected to do so after consummation of this exchange offer. While the Porex business and the WebMD businesses are currently managed independently of each other, in order to establish Porex as a stand-alone entity, some changes are necessary.

      WebMD currently provides to Porex, and will enter into agreements with Porex to continue to provide to Porex for a transition period, certain financial, tax, legal and other services. Porex and WebMD will enter into additional agreements with respect to payment of taxes and related matters and certain other matters relating to this exchange offer, including a registration rights agreement relating to any Porex shares that WebMD continues to own after completion of this exchange offer.

      Q7     Will I have to pay any fees or commissions if I participate in this exchange offer?

      A7.     If you are the record owner of your WebMD shares and you tender your shares directly to the exchange agent, you will not have to pay brokerage fees or incur similar expenses. If you own your WebMD shares through a broker or other nominee, and your broker tenders the WebMD shares to the exchange agent on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine if any charges will apply.

      Q8.     What are the tax consequences of this exchange offer? Will I be taxed on the Porex shares that I receive?

      A8.     WebMD expects to receive an opinion from Shearman & Sterling, its special U.S. federal income tax counsel, to the effect that, while not free from doubt, the exchange of WebMD shares for Porex shares pursuant to this exchange offer will qualify as a transaction in which no gain or loss is recognized by WebMD stockholders for U.S. federal income tax purposes (except in respect of any cash received in lieu of a fractional interest) under section 355 of the Internal Revenue Code of 1986, as amended. Accordingly, you will not be subject to U.S. federal income tax solely as a result of the receipt of Porex shares in this exchange offer. You should consult your tax advisor as to your particular U.S. federal, state, local and other tax consequences.

      Q9.     How is the exchange ratio determined?

      A9.     The exchange ratio will be determined by the board of directors of WebMD immediately prior to the commencement of this exchange offer.

      Q10.     How many Porex shares are being offered by WebMD in this exchange offer?

      A10.     WebMD is offering to exchange all of the Porex shares that it owns in this exchange offer. WebMD currently owns 15,000,000 Porex shares, which represent all of the issued and outstanding Porex shares.

      Q11.     Are there any conditions regarding WebMD’s obligation to complete this exchange offer?

      A11.     Yes. WebMD will not complete this exchange offer unless certain conditions are met, including at least 12,000,000 Porex shares, representing 80% of Porex shares that WebMD owns, being exchanged in this exchange offer.

      Q12.     How many WebMD shares will be accepted if this exchange offer is completed?

      A12.     The number of WebMD shares that will be accepted if this exchange offer is completed is between [                    ] and [                    ] shares, determined as follows:

•	[ ] shares, or approximately [ ]% of issued and outstanding WebMD shares as of [ ], 2002, will be accepted if WebMD exchanges 12,000,000 Porex shares. This is the minimum number of Porex shares that WebMD has indicated it would exchange in this exchange offer.

•	[ ] shares, or approximately [ ]% of issued and outstanding WebMD shares as of [ ], 2002, will be accepted if WebMD exchanges all of the 15,000,000 Porex shares that it owns in this exchange offer.

      Q13.     What happens if the number of WebMD shares validly tendered is between [                    ] and [                    ]?

      A13.     If at least [                    ] but less than [                    ] WebMD shares are validly tendered and accepted in this exchange offer, WebMD will continue to own a number of Porex shares after completion of this exchange offer, up to a maximum of 3,000,000 shares, representing no more than 20% of outstanding Porex shares, after completion of this exchange offer.

      In such event, the Porex shares that WebMD continues to own would be restricted securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, and such Porex shares would be eligible for sale in the public market only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 under the Securities Act. WebMD intends to dispose of any Porex shares that it continues to own after completion of this exchange offer as soon as a disposition is practicable, such disposition to begin no earlier than [                         ] and be completed no later than [                         ]. Until such disposition, WebMD will vote its Porex shares in proportion to the votes cast by Porex’s other stockholders.

      To facilitate an orderly disposition of those Porex shares, WebMD and Porex will enter into a registration rights agreement obligating Porex to assist WebMD in disposing of those Porex shares in a transaction registered under the securities laws. See “Transactions and Relationships Between Porex and WebMD — Certain Agreements — Registration Rights Agreement.”

      Q14.     What happens if more than [                    ] WebMD shares are validly tendered?

      A14.     If more than [                    ] WebMD shares are tendered in the aggregate, WebMD shares that are validly tendered will be accepted for exchange on a pro rata basis. This is referred to as proration.

      WebMD stockholders who beneficially own “odd-lots” (that is, fewer than 100 WebMD shares), and who validly tender all of their shares, may elect not to be subject to proration. Proration for each tendering stockholder will be based on the number WebMD shares tendered by that stockholder in this exchange offer, and not on that stockholder’s aggregate ownership of WebMD shares. Any WebMD shares not accepted for exchange as a result of proration will be returned to the stockholders who tendered them. WebMD will announce its preliminary determination of the extent to which tenders will be prorated, by press release or other public announcement, promptly after this exchange offer expires. This determination is referred to as the preliminary proration factor. WebMD expects to announce its final determination of the extent to which tenders will be prorated, by press release or other public announcement, about seven business days after this exchange offer expires. This determination is referred to as the final proration factor.

      Q15.     How long do I have to decide whether to tender my WebMD shares in this exchange offer?

      A15.     You will have at least until 12:00 midnight, New York City time, on [                         ], 2002, referred to as the expiration date, to decide whether to participate in this exchange offer. WebMD may extend the expiration date or terminate this exchange offer, as described in “This Exchange Offer — Extension of Tender Period; Termination; Amendment.” If WebMD decides or is required to extend this exchange offer, it will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day immediately following any such extension of the previously scheduled expiration date.

      Q16.     How do I participate in this exchange offer?

      A16.     If you wish to participate in this exchange offer, you must deliver a properly completed and signed Letter of Transmittal to the exchange agent and you must tender your WebMD shares prior to the expiration date. If you cannot deliver everything that is required in order to make a valid tender of your WebMD shares at that time, you may be able to use a guaranteed delivery procedure which is described under “This Exchange Offer — Guaranteed Delivery Procedure.” The procedures that you must follow to participate in this exchange offer will depend on whether you hold your WebMD shares in certificated form or through a bank or broker. For specific instructions about how to participate, see “This Exchange Offer — Procedures for Tendering WebMD Shares.”

      Q17.     Can I tender only a portion of my WebMD shares in this exchange offer?

      A17.     Yes. You may tender all, some or none of your WebMD shares.

      Q18.     What do I do if I want to retain my WebMD shares?

      A18.     If you want to retain your WebMD shares, you do not need to take any action.

      Q19.     Can I change my mind after I tender my WebMD shares?

      A19.     Yes. You may withdraw your tendered WebMD shares at any time before this exchange offer expires. If you change your mind again, you can retender your WebMD shares by following the tender procedures again, prior to the expiration of this exchange offer. Unless WebMD has accepted your tendered WebMD shares pursuant to this exchange offer, you may also withdraw any tendered WebMD shares at any time after [                    ], 2002. See “This Exchange Offer — Withdrawal Rights.”

      Q20.     Can WebMD amend the terms of this exchange offer?

      A20.     Yes. WebMD expressly reserves the right to amend the terms of this exchange offer, including the exchange ratio. If WebMD amends the terms of this exchange offer, WebMD will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day immediately following such amendment, and will keep this exchange offer open for an additional period, ranging from five to twenty business days, in accordance with SEC rules and regulations.

      Q21.     How soon can I expect delivery of my Porex shares?

      A21.     WebMD will deliver the Porex shares that are due to you to the exchange agent as promptly as practicable after the expiration of this exchange offer and its acceptance of WebMD shares tendered by you. The exchange agent will then transmit the Porex shares to you, or if the tender was done on your behalf by a broker or other nominee, to them for your account. If more than [                    ] WebMD shares are tendered in the aggregate, and proration applies, WebMD will deliver the Porex shares that are due to you as soon as practicable after determination of the final proration factor.

      Q22.     Am I entitled to appraisal rights?

      A22.     This exchange offer does not entitle WebMD stockholders to appraisal rights.

      Q23.     Who should I call if I have questions or want copies of additional documents?

      A23.     You may call the information agent, Innisfree M&A Incorporated, at [                              ] (toll free) from within the United States to ask any questions or to request additional documents, including copies of this Prospectus, or [                              ] (collect) from elsewhere.

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SUMMARY

      This summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that you should consider before deciding whether to participate in this exchange offer. You should read the entire Prospectus carefully, including the “Risk Factors” section, the terms of this exchange offer and the consolidated financial statements of WebMD and Porex contained or incorporated by reference in this Prospectus and the related notes thereto.

Porex

      Porex is a developer, manufacturer and distributor of proprietary porous and solid plastic products and components with a 40-year history of innovation. Over 70% of Porex’s sales are to customers in healthcare and related markets. Porex’s proprietary technology and manufacturing capabilities enable Porex to produce a wide variety of components that are also used in industrial and consumer applications.

      Porex’s finished products are used in the medical device, life science, research, clinical laboratory and surgical markets. These finished products are sold under Porex’s own brands and under its customers’ private label brands. Porex also makes components and devices that are incorporated into products of other manufacturers.

      For the fiscal year ended June 30, 2001, Porex’s net sales and net income were $120.9 million and $7.2 million, respectively. Porex’s net sales and net income for the six months ended December 31, 2001 were $59.5 million and $5.7 million, respectively.

      Porex is a global business with manufacturing operations in North America, Europe and Asia. Porex’s global sales and customer service network markets its products to customers in more than 65 countries. For the fiscal year ended June 30, 2001, Porex derived approximately 69% of its revenues from the United States, 19% from Europe, 9% from Asia and 3% from Canada and Latin America. In addition, Porex has a diverse customer base of over 2,000 customers from healthcare, consumer and industrial product markets. In fiscal 2001, Porex’s ten most significant customers accounted for approximately 25% of Porex’s net sales and no single customer represented more than 5% of Porex’s net sales.

      Porex’s operations are organized into four business segments: the Porous Products Group, the Bio Products Group, the Medical Products Group and the Surgical Products Group. The Porous Products Group designs, manufactures and markets porous plastic products and components used to control the flow of fluids and gases. The Bio Products Group designs, manufactures and markets disposable plastic laboratory products for liquid handling and other critical applications, such as sample collection, preparation and storage used in the research and clinical laboratory and life science markets. The Medical Products Group designs, manufactures and markets injection-molded medical components and finished medical devices. The Surgical Products Group designs, manufactures and markets sterile surgical implant products for use in reconstructive and aesthetic surgery. While the groups’ operations are separate, they seek to take advantage of potential synergies between them and their combined design and manufacturing expertise and distribution capabilities when needed.

      Each of Porex’s four business units comprise a reportable operating segment of Porex. A summary of Porex’s operating results by segment is discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Porex” section of this Prospectus. See also Porex’s consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

      Porex’s principal executive offices are located at 500 Bohannon Road, Fairburn, Georgia 30213 and its telephone number is (770) 964-1421.

      A more detailed description of Porex’s operations and products appear in this Prospectus under the heading “Business of Porex.”

History

      The Porex business was acquired by WebMD in September 2000, when WebMD merged with Medical Manager Corporation, a public company that owned the Porex business as well as businesses that have become part of WebMD’s physician services and transaction services businesses. Porex Holdings, Inc. is a newly formed, wholly owned subsidiary of WebMD. WebMD has transferred ownership of all of WebMD’s subsidiaries engaged in the Porex business to Porex Holdings, Inc.

      The business that became the Porous Products Group was originally founded in 1961 in Fairburn, Georgia. Initially manufacturing porous plastic “nibs” for writing instruments, the business expanded its production capabilities and product mix to include porous and solid plastic products and components for healthcare and industrial applications. The Bio Products Group was formed when Porex acquired Point Plastics Inc. in July 1998. The Medical Products Group was formed when Porex acquired The KippGroup in January 1999. The Surgical Products Group introduced its first FDA-approved product, MEDPOR Biomaterial, in 1985.

WebMD

      WebMD provides a range of transaction and information services and technology solutions for participants across the entire continuum of healthcare. There are many types of transactions, information exchanges and other communications that occur between the various participants in the healthcare industry, including physicians, patients, pharmacies, dentists, hospitals, billing services, commercial health insurance companies, pharmacy benefit management companies, managed care organizations, state and federal government agencies and others. WebMD’s products and services promote administrative efficiency and assist in reducing the cost of healthcare and creating better patient outcomes. WebMD’s business is divided into the following three segments:

•	Transaction Services or WebMD Envoy. WebMD Envoy is a leading provider of electronic data interchange services to the healthcare industry. Through the WebMD Envoy transaction network, WebMD Envoy transmits electronic transactions between healthcare payers and physicians, pharmacies, dentists, hospitals, laboratory companies and other healthcare providers. The transactions that WebMD Envoy facilitates include:

—	administrative transactions, such as claims submission and status inquiry, eligibility and patient coverage verification, referrals and authorizations, and electronic remittance advice; and

—	clinical transactions, such as lab test ordering and reporting of status.

Most of WebMD Envoy’s electronic transactions are conducted by healthcare providers using computers, modems and ordinary phone lines to connect to its clearinghouse. Information is typically sent from the provider’s billing or practice management system to WebMD Envoy’s clearinghouse, where it is validated for format and completeness and then sent to the payer’s computer. Some of these transactions are transmitted securely over the Internet. In either case, there are important advantages for healthcare participants in using electronic transactions as compared to mail, fax or telephone: electronic transactions significantly reduce processing time and costs, which increases efficiency and productivity for both payers and providers. WebMD Envoy is focused on continuing to increase the percentage of healthcare transactions that are handled electronically and on providing value-added services to providers and payers in connection with WebMD Envoy’s transmission of transactions.

WebMD Envoy’s clearinghouse maintains direct connections with many healthcare payers, including Medicare contractors and Medicaid agencies, Blue Cross and Blue Shield organizations, commercial health insurance companies, pharmacy benefit management companies and managed care organizations. These direct connections typically consist of dedicated networks between the payer and WebMD Envoy’s clearinghouse. WebMD Envoy also works with numerous practice management system vendors and other physician service providers to provide integrated transaction processing between their systems and its clearinghouse. Most practice management systems support and can be integrated with WebMD Envoy transaction services.

WebMD Envoy’s “all-payer” suite of services includes the capture, validation and routing of claims transactions on behalf of not only commercial payers, but also Blue Cross and Blue Shield payers, Medicare and Medicaid. Additionally, WebMD Envoy’s all-payer services include the return of an electronic remittance transaction, which is the equivalent of a paper “explanation of benefits,” from all the payers back to the originating provider. The goal is to provide a single source EDI reimbursement cycle management solution for providers and practice management system vendors. “All-payer” reporting reduces administrative burdens on the provider office by providing a single report back to the provider office regarding its claims transactions. That, in turn, allows the provider office to determine more easily whether it has been paid on a particular claim and how much. WebMD Envoy has initiated a phased roll-out plan of its “all-payer” services in 15 target states, both directly to healthcare providers and through its practice management system partners. WebMD Envoy is planning a broader rollout later in 2002.

•	Physician Services or WebMD Medical Manager. WebMD Medical Manager develops and markets integrated physician practice management systems under The Medical Manager brand. These systems have been implemented in a wide variety of practice settings from small physician groups to large clinics. WebMD Medical Manager’s practice management solutions include administrative and financial applications that enable physicians and their administrative personnel to manage their practices more efficiently and clinical applications that assist physicians in delivering quality patient care.

—	The Medical Manager. The Medical Manager software is the leading physician practice management system in the United States. Due to its scalable design, The Medical Manager software is a cost-effective solution in a stand-alone or enterprise-wide environment. The Medical Manager system is designed to operate on a wide range of hardware platforms used by small, medium and large sized practices. Its modular, fully integrated product portfolio allows clients to add incremental capabilities to existing information systems while minimizing the need for capital investments. The Medical Manager systems allow physician offices to automate their scheduling, billing and other administrative tasks, to maintain electronic medical records and to automate documentation of patient encounters. In addition, The Medical Manager systems provide integrated access to WebMD Envoy’s transaction services and to WebMD’s Medscape professional portal.

—	ULTIA. The ongoing development of ULTIATM, WebMD Medical Manager’s wireless handheld solution, is one of the ways in which WebMD Medical Manager continues to meet the changing demands of physicians. Physicians are able to use ULTIA in their offices or at the point-of-care, to access data within The Medical Manager system and perform a range of clinical and administrative tasks. ULTIA also provides a range of offsite functionality and can easily be used at hospitals and other remote locations. Up to ten days of hospital rounds and patient data can be downloaded to the handheld device. This information is then accessible to the physician when working at a remote location. The physician can enter new data and capture patient charges, all of which are then uploaded to The Medical Manager system when the physician returns to the office.

—	Intergy. Intergy is WebMD Medical Manager’s newest product offering for the physician practice/ clinical management market. Designed from the ground up, Intergy combines a graphical user interface, or GUI, and a relational database environment with integrated clinical and financial subsystems. Intergy has been designed to provide a user-friendly interface with data storage capacity that will accommodate the largest of WebMD Medical Manager’s installations. The Intergy product is currently in controlled release for smaller practices and will begin limited rollout for larger practices in the second half of 2002. WebMD Medical Manager believes that, when Intergy moves into full release, it will comprise the majority of WebMD

Medical Manager’s new sales of practice management systems. However, WebMD Medical Manager intends to continue to develop and support The Medical Manager system following the release of Intergy.

•	Portal Services or WebMD Health. WebMD Health, the leading provider of online health information in the United States, offers a variety of online resources and services for consumers and healthcare professionals.

—	WebMD Health Consumer Portal. WebMD Health, WebMD’s consumer portal, is located at www.my.webmd.com. WebMD Health helps people become better informed about healthcare choices and assists them in playing an active role in managing their own health. WebMD Health provides online access to health and wellness news and information, support communities, special events, interactive tools and other services. WebMD Health’s communities and events allow consumers to participate in real-time discussions in chat rooms and on message boards, with experts and with people who share similar health conditions or concerns. Consumers are also welcome to access content at WebMD’s Medscape professional portal. WebMD recently began the integration of Medscape Health’s consumer content and tools into WebMD Health.

—	Medscape Professional Portal. Medscape, WebMD’s portal for physicians and allied healthcare professionals, is located at www.medscape.com. Medscape is designed to meet the needs of medical professionals in a personalized and easy-to-use manner. Medscape organizes its professional information by medical specialty area, such as oncology and cardiology, to make it easier for its members to access the information most relevant to them. Medscape’s extensive and up-to-date medical content and easy-to-use search capabilities assist medical professionals in keeping abreast of medical advances and obtaining fast, accurate answers to medical questions online. At Medscape, physicians and other healthcare professionals can access continuing medical education services, medical journals, textbooks and data bases, specialty-focused medical news and medical conference coverage, and opportunities to purchase other products and services. WebMD recently began the integration of the WebMD professional portal’s contents and tools into Medscape.

—	Portal Relationships. WebMD Health also distributes its content and services to leading general consumer Internet portals and media distribution partners, including MSN, AOL and News Corporation. In addition, WebMD Health provides content and services to payers’ and other healthcare partners’ Web sites for use by their affiliated physicians and consumers.

WebMD believes that WebMD Health’s user base of consumers and healthcare professionals represents an attractive audience to a variety of advertisers and sponsors who are interested in influencing healthcare decisions. WebMD Health is working with its advertisers and sponsors to develop innovative online and offline programs that provide demonstrable results and complement their offline education, marketing and customer service programs. In addition, WebMD believes that WebMD Health’s advertising, sponsorship and syndication relationships with participants in the healthcare industry also foster WebMD’s ability to develop broader relationships that can assist WebMD in its efforts to develop, deploy and increase utilization levels of its other products and services.

      WebMD believes that the combination, in one company, of WebMD Envoy, WebMD Medical Manager and WebMD Health makes it well positioned to create significant improvements in the way that information is used by the healthcare system, enabling increased efficiency, better decision-making and, ultimately, higher quality patient care at a lower cost.

      WebMD’s common stock has traded on the Nasdaq National Market under the symbol “HLTH” since February 11, 1999. WebMD Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. Its principal executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, and its telephone number is (201) 703-3400.

This Exchange Offer

Terms of this Exchange Offer	WebMD is offering to exchange [ ] Porex shares for each WebMD share validly tendered, up to an aggregate of [ ] WebMD shares. If more than [ ] WebMD shares are validly tendered and not properly withdrawn, then WebMD will accept such tendered WebMD shares on a pro rata basis (except with respect to odd-lot tenders) as described herein. WebMD will deliver Porex shares in exchange for validly tendered WebMD shares. See “This Exchange Offer — Terms of this Exchange Offer.”

You may participate in this exchange offer if you hold WebMD shares. You will receive [ ] Porex shares for each WebMD share that you validly tender and not withdraw in this exchange offer. You may tender all, some or none of your WebMD shares.

WebMD, Porex and their respective directors and officers do not make any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this Prospectus and consulting with your advisors, based on your own financial position and requirements.

Expiration Date	12:00 midnight, New York City time, on [ ], 2002, unless extended. If extended, the term “expiration date” shall mean the last date and time to which this exchange offer is extended. If WebMD decides or is required to extend this exchange offer, it will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day immediately following any extension of the previously scheduled expiration date. See “This Exchange Offer — Extension of Tender Period; Termination; Amendment.”

Conditions of This Exchange Offer	This exchange offer is subject to certain conditions, including at least [ ] WebMD shares being validly tendered and not withdrawn as of the expiration date. Satisfaction of this condition would result in at least 80% of the Porex shares owned by WebMD being exchanged pursuant to this exchange offer. All of the conditions to this exchange offer may be waived in the sole discretion of WebMD. See “This Exchange Offer — Conditions for Completion of this Exchange Offer.”

Procedures for Tendering	If you hold certificates for WebMD shares, you must complete and sign a Letter of Transmittal designating the number of WebMD shares you wish to tender. Send the properly completed Letter of Transmittal, together with your WebMD share certificates, and any other documents required by the Letter of Transmittal, by registered mail, return receipt requested, so that it is received by the exchange agent at the address listed on the back cover of this Prospectus before the expiration of this exchange offer.

If you hold WebMD shares through a broker, you should receive instructions from your broker on how to participate in this exchange offer. In this situation, you do not need to complete the Letter of Transmittal. Please contact your broker directly if you have not yet received instructions.

Some financial institutions may also effect tenders by book-entry transfer. You may also comply with specific procedures for guaranteed delivery described in this Prospectus.

Proration	If more than [ ] WebMD shares have been validly tendered for exchange and not withdrawn as of the expiration date, WebMD will accept such shares on a pro rata basis, except that if you beneficially own fewer than 100 WebMD shares (an “odd-lot”) and you validly tender all of your WebMD shares as of the expiration date, you will not be subject to proration if you complete the box captioned “Odd-Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

WebMD will announce its preliminary determination of the extent to which tenders will be prorated by a press release or other public announcement promptly after this exchange offer expires. This determination is referred to as the preliminary proration factor. Because of the logistical difficulty in immediately determining the number of WebMD shares tendered for exchange, WebMD expects to announce its final determination of the extent to which tenders will be prorated by press release or other public announcement about seven business days after the expiration date of this exchange offer. This determination is referred to as the final proration factor. See “This Exchange Offer — Proration.”

Withdrawal Rights	You may withdraw tenders of your WebMD shares at any time prior to the expiration of this exchange offer. If you change your mind again, you may retender your WebMD shares by following the exchange offer procedures again prior to the expiration of this exchange offer. See “This Exchange Offer — Withdrawal Rights.”

No Fractional Shares	You may not tender fractional WebMD shares and you will not receive fractional Porex shares in exchange for any WebMD shares that you tender. Instead, you will receive the market value of any fractional Porex shares that you would otherwise have been entitled to receive. See “This Exchange Offer — No Fractional Shares.”

Delivery of Porex Shares	WebMD will deliver Porex shares as promptly as practicable after the expiration of this exchange offer and its acceptance of WebMD shares tendered by you or, if more than [ ] WebMD shares are tendered in the aggregate, and proration applies, WebMD will deliver its Porex shares as soon as practicable after determination of the final proration factor. See “This Exchange Offer — Tenders of WebMD Shares; Delivery of Porex Shares.”

Exchange Agent	American Stock Transfer & Trust Company.

Information Agent	Innisfree M&A Incorporated.

Certain U.S. Federal Income Tax Considerations	Shearman & Sterling, special U.S. federal income tax counsel to WebMD, will provide a legal opinion stating that, while not free from doubt, this exchange of WebMD shares for Porex shares pursuant to the exchange offer will qualify as a transaction in which no gain or loss is recognized by WebMD stockholders (except in respect of cash received in lieu of fractional interest) for U.S. federal income tax purposes under section 355 of the Internal Revenue Code of 1986, as amended. For a more complete discussion of the U.S. federal income tax consequences of this exchange offer to holders of WebMD shares, see “Certain U.S. Federal Income Tax Considerations.”

Appraisal Rights	This exchange offer does not entitle WebMD stockholders to appraisal rights. See “Separation of Porex from WebMD — Effects of This Exchange Offer — No Appraisal Rights.”

Summary Consolidated Financial Data of Porex

      The following table sets forth summary consolidated financial data of Porex as of and for each of the three years in the period ended June 30, 2001, which have been derived from Porex’s consolidated financial statements audited by Arthur Andersen LLP, independent auditors. In addition, the following table sets forth summary consolidated financial data of Porex as of December 31, 2001 and for the six-month periods ended December 31, 2000 and 2001, which have been derived from Porex’s unaudited consolidated financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Porex and the results of their operations and cash flows for the interim periods presented. Such information should be read in conjunction with the accompanying notes and Porex’s consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The financial information included herein may not necessarily be indicative of the financial position or results of operations of Porex in the future or of the financial position or results of operations of Porex that would have been obtained if Porex had been a separate, stand-alone company during the periods presented. The as adjusted balance sheet data reflects the exchange of [                    ] shares of common stock of WebMD for all 15,000,000 shares of common stock of Porex offered by WebMD in this exchange offer. See “Separation of Porex from WebMD — Effects of This Exchange Offer — Accounting Treatment.”

      Prior to September 12, 2000, Porex was an operating subsidiary of Medical Manager Corporation. On September 12, 2000, Medical Manager was acquired by WebMD through the exchange of 2.5 shares of WebMD common stock for each share of Medical Manager common stock. The acquisition of Medical Manager was accounted for using the purchase method of accounting, and, accordingly, a portion of the purchase price was allocated to Porex’s tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. Accordingly, the accompanying consolidated financial data for the periods before and after the acquisition date reflect differences in the amount of goodwill amortization as a result of the change in the fair values discussed above. In the following table, the summary consolidated financial data of Porex prior to September 12, 2000 is referred to as the Predecessor and the summary consolidated financial data subsequent to September 12, 2000 is referred to as the Successor. A vertical black line has been inserted to distinguish the Predecessor and Successor companies.

	Year Ended June 30,					Six Months Ended December 31,

	Predecessor				Successor	Predecessor	Successor

				7/1/2000 -	9/13/2000 -	7/1/2000 -	9/13/2000 -
	1999(j)	2000		9/12/2000(l)	6/30/2001(k)(l)	9/12/2000(l)	12/31/2000(k)(l)	2001

	(in thousands, except per share data)
Income Statement Data:
Net sales	$99,430	$123,264		$24,237	$96,617	$24,237	$35,092	$59,500
Costs and expenses:
Cost of sales	53,745	68,499		14,465	57,673	14,465	21,060	36,321
Selling, general and administrative(a)	22,123	29,389	(d)	9,895 (f)	26,486 (g)	9,895 (f)	9,976 (h)	14,221	(i)

Operating income (loss)	23,562	25,376		(123)	12,458	(123)	4,056	8,958
Other income (expenses), net	1,318	4,683	(e)	598	325	598	(126)	361

Income before provision for income taxes	24,880	30,059		475	12,783	475	3,930	9,319
Provision for income taxes(b)	(10,348)	(12,346)		(313)	(5,766)	(313)	(1,865)	(3,593)

Net income	$14,532	$17,713		$162	$7,017	$162	$2,065	$5,726

Net income per share, basic and diluted	$0.97	$1.18		$0.01	$0.47	$0.01	$0.14	$0.38

Weighted average shares outstanding used in computing basic and diluted net income per share(c)	15,000	15,000		15,000	15,000	15,000	15,000	15,000

	As of June 30,			As of December 31, 2001

	Predecessor		Successor	Successor

	1999	2000	2001	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Working capital	$33,430	$46,440	$40,591	$49,883	$	[	]
Total assets	235,128	252,109	263,471	269,459		[	]
Long-term debt, less current portion	9,255	8,022	7,722	7,625		[	]
Stockholder’s equity	193,421	211,190	218,353	225,025		[	]

(a)	During all periods presented, the value of corporate services provided by WebMD was not material.

(b)	During all periods presented, the tax provision has been determined on a stand-alone basis.

(c)	Porex common stock outstanding reflects issuance of 15,000,000 shares as if it occurred at the beginning of the earliest period presented.

(d)	Includes a $1,897 restructuring charge related to the consolidation of manufacturing operations in the Bio Products Group.

(e)	Includes a $2,269 gain on the termination of Porex’s pension plan.

(f)	Includes (i) $2,082 restructuring charge related to the consolidation of New York and United Kingdom operations in the Porous Products Group, and (ii) $1,198 related to impairment charges on equipment.

(g)	Includes $1,777 deferred compensation expense related to WebMD stock options.

(h)	Includes a $595 deferred compensation expense related to WebMD stock options.

(i)	Includes (i) $300 restructuring charge related to the consolidation of New York manufacturing operations in the Porous Products Group, and (ii) a $463 deferred compensation expense related to WebMD stock options.

(j)	Acquired Point Plastics in July of 1998 and The KippGroup in January of 1999.

(k)	During the period, Porex paid a dividend of $41,000 to WebMD.

(l)	Income statement data on a combined basis for the year ended June 30, 2001 and for the six months ended December 31, 2000, respectively, were as follows:

			Six Months Ended
	Year Ended June 30,		December 31,

	2001		2000

	(in thousands, except per share data)
Income Statement Data:
Net sales	$120,854		$59,329
Costs and expenses:
Cost of sales	72,138		35,525
Selling, general and administrative(a)	36,381	(f)(g)	19,871	(f)(h)

Operating income	12,335		3,933
Other income, net	923		472

Income before provision for income taxes	13,258		4,405
Provision for income taxes(b)	(6,079)		(2,178)

Net income	$7,179		$2,227

Net income per share, basic and diluted(c)	$0.48		$0.15

Weighted-average shares outstanding used in computing basic and diluted net income per share	15,000		15,000

           Lettered references to footnotes within this note (l) refer to the specified footnotes above.

Summary Consolidated Financial Data of WebMD

      The following summary financial data of WebMD set forth below for the three years ended December 31, 2001 has been derived from WebMD’s consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The financial information presented reflects combined financial position and results of operations with ActaMed Corporation for all dates and periods presented, reflects the results of operations for WebMD, Inc., MedE America and Medcast from the closing date of these mergers, November 12, 1999 forward, for Kinetra from the closing date of January 31, 2000 forward, for Envoy from the closing date of May 26, 2000 forward, and for Medical Manager, CareInsite and OnHealth from the closing date of September 12, 2000 forward. All of these acquisitions were accounted for as purchases, except for ActaMed, which was accounted for as a pooling of interests. Such information should be read in conjunction with the consolidated financial statements of WebMD and the related notes thereto included in WebMD’s Annual Report on Form 10-K for the year ended December 31, 2001, as amended, filed with the SEC and incorporated by reference into this Prospectus. The as adjusted balance sheet data reflects the exchange of [                    ] shares of common stock of WebMD for all 15,000,000 shares of common stock of Porex offered by WebMD in this exchange offer. See “Separation of Porex from WebMD — Effects of This Exchange Offer — Accounting Treatment.”

	Years Ended December 31,

	1999	2000	2001

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue(a)	$102,149	$517,153	$706,595
Costs and expenses:
Cost of operations(a)	88,576	383,565	468,688
Development and engineering	29,669	58,788	39,615
Sales, marketing, general and administrative	82,315	530,927	433,653
Depreciation, amortization and other	193,067	2,186,986	2,389,766
Impairment of long-lived and other assets	—	—	3,826,893
Restructuring and integration charge	—	452,919	266,755
Loss on investments	—	39,602	—
Interest income, net	3,486	50,026	29,106

Loss from continuing operations	(287,992)	(3,085,608)	(6,689,669)
Discontinued operations:
Net income from discontinued operations(b)	—	—	5,351

Net loss	$(287,992)	$(3,085,608)	$(6,684,318)

Basic and diluted net loss per common share:
Loss from continuing operations	$(3.58)	$(12.61)	$(19.19)
Net income from discontinued operations	—	—	.01

Net loss per common share	$(3.58)	$(12.61)	$(19.18)

Weighted-average shares outstanding used in computing basic and diluted net loss per common share	80,367	244,688	348,570

	As of December 31,		As of December 31, 2001

	1999	2000	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$291,286	$490,797	$352,205	$	[	]
Asset held for sale(b)	—	214,556	188,118		[	]
Working capital	216,304	629,312	432,103		[	]
Total assets	4,123,668	8,455,631	1,556,338		[	]
Other long-term liabilities	2,695	15,260	1,208		[	]
Convertible redeemable preferred stock	—	10,000	10,000		[	]
Convertible preferred stock	—	710,746	—		[	]
Stockholders’ equity	3,973,672	8,091,985	1,238,772		[	]

(a)	Does not include the effect of WebMD’s January 1, 2002 adoption of a Financial Accounting Standards Board (the “FASB”) staff announcement regarding Emerging Issues Task Force topic D-103 related to reimbursements received related to postage for customized products marketed to patients or healthcare providers. The reclassification of these amounts would result in an increase in revenue and cost of operations of $39,357 in 2000 and $73,408 in 2001.

(b)	The Consolidated Balance Sheet Data above reflects the carrying value of Porex on a held for sale basis. The Consolidated Statement of Operations Data for the year ended December 31, 2001 reflects the net income for Porex for the period from September 13, 2001 to December 31, 2001 as net income from discontinued operations adjusted to reflect the impact of tax benefits from being included in WebMD’s consolidated tax return. Prior to September 13, 2001, the results of operations of Porex were excluded from WebMD’s consolidated statements of operations in accordance with EITF No. 87-11, “Allocation of Purchase Price to Assets to be Sold.”

RISK FACTORS

      You should carefully consider all of the information set forth or incorporated by reference in this Prospectus and, in particular, the following risk factors in considering whether or not to participate in this exchange offer. You should also consider the risk factors described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors That May Affect Our Future Financial Condition or Results of Operations” in WebMD’s Annual Report on Form 10-K for the year ended December 31, 2001, incorporated by reference in this Prospectus.

      The following risk factors have been divided as follows:

•	risk factors relating to Porex’s business and industry; and

•	risk factors relating to the ownership of Porex shares and this exchange offer.

      The risks described below are not the only ones facing Porex. Additional risks and uncertainties that are not presently known to Porex or that Porex currently deems immaterial may also adversely affect Porex’s business and operations. If any of the events described below were to occur, Porex’s business, prospects, financial condition, results of operation and cash flows could be materially and adversely affected. In any such case, the price of Porex shares could decline and you could lose all or part of your investment in Porex.

Risk Factors Relating to Porex’s Business and Industry

Porex’s success may depend upon satisfying rapidly changing customer requirements.

      A significant portion of Porex’s products are integrated into end products used in various industries, some of which are characterized by rapidly changing technology, evolving industry standards and practices and frequent new product introductions. Accordingly, Porex’s success will depend to a substantial degree on Porex’s ability to develop and introduce in a timely manner products that meet changing customer requirements. Successful new product offerings depend upon a number of factors, including Porex’s ability to:

•	accurately anticipate customer needs;

•	innovate and develop new technologies and applications;

•	successfully commercialize new products in a timely manner;

•	price its products competitively and manufacture and deliver its products in sufficient volumes and on time; and

•	differentiate its offerings from those of its competitors.

      If Porex does not introduce new products in a timely manner and make enhancements to existing products to meet the changing needs of its customers, some of its products could become obsolete over time, in which case Porex’s customer relationships, revenue and operating results would be negatively impacted.

Potential new or enhanced products may not achieve sufficient sales to be profitable or justify the cost of their development.

      Porex cannot be certain, when it engages in research and development activities, whether potential new products or product enhancements will be accepted by the customers for which they are intended.

      Achieving market acceptance for new or enhanced products may require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. In addition, sales and marketing efforts with respect to these products may require the use of additional resources for training Porex’s existing sales forces and customer service personnel and for hiring and training additional salespersons and customer service personnel. There can be no assurance that the revenue opportunities from new or enhanced products will justify amounts spent for their development and marketing. In addition, there can be no assurance that any pricing strategy that Porex implements for any new or enhanced products will be economically viable or acceptable to the target markets.

Disruptions in Porex’s manufacturing operations could have material adverse effect on its business and financial results.

      Any significant disruption in Porex’s manufacturing operations, including as a result of fire, power interruptions, equipment malfunctions, labor disputes, material shortages, earthquakes, floods, computer viruses, sabotage, terrorist acts or other force majeure, could have a material adverse effect on Porex’s ability to deliver products to customers and, accordingly, its financial results. Although Porex has manufacturing operations in several locations, some of its products are manufactured in only one location. In addition, it may be too costly to replace production lost in one location with production from another.

Porex’s success depends in part upon demand for its products, which ultimately depends upon end-user demand for the products of its customers.

      Demand for Porex products may change materially as a result of economic or market conditions and other trends that affect the industries in which it participates. In addition, because a significant portion of Porex’s products are components that are eventually integrated into or used with products manufactured by Porex’s customers for resale to end-users, the demand for Porex’s product components is dependent on product development cycles and marketing efforts of these other manufacturers, as well as variations in their inventory levels, which are factors that Porex is unable to control. Accordingly, the amount of Porex’s sales to manufacturer customers can be difficult to predict and subject to wide quarter-to-quarter variances.

Porex faces significant competition for its products and services.

      Each of Porex’s businesses is subject to significant competition. For example, the Porous Products Group’s competitors include other producers of porous plastic materials, as well as producers of non-plastic porous materials used instead of porous plastic materials in certain applications. Many of Porex’s competitors have greater financial, technical, product development, marketing and other resources than Porex does. Porex cannot provide assurance that it will be able to compete successfully against these companies or against particular products and services they provide or may provide in the future. For additional information about Porex’s competitors, see “Business of Porex — Competition.”

Cost containment measures in the healthcare industry and the effect of any healthcare reform could harm Porex’s profitability.

      Porex’s healthcare customers rely on third-party payers, such as government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which Porex’s products are used. The continuing efforts of government, insurance companies and other payers of healthcare costs to contain or reduce those costs could lead Porex’s customers to reduce or eliminate purchases of Porex’s products. Likewise, legislative proposals to reform healthcare or reduce government programs could result in lower prices for or rejection of Porex’s products. The cost containment measures that healthcare providers are instituting and the effect of any healthcare reform, both in the United States and internationally, could harm Porex’s ability to operate profitably.

FDA and foreign government regulation could adversely affect Porex’s business.

      Porex manufactures and distributes medical devices, such as plastic and reconstructive surgical implants and medical devices used for medication delivery, that are subject to comprehensive government regulation under the Food, Drug and Cosmetic Act and implementing regulations promulgated by the Food and Drug Administration, or FDA, including the Quality System Regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. If the FDA finds that we have not complied with such procedures, it can bring a wide variety of enforcement actions that could result in severe civil and criminal sanctions. Porex is also subject to similar regulation in international markets, with similar risks.

      Future medical devices that Porex wishes to bring to market will likely be required to obtain 510(k) clearance or premarket approval from the FDA, as well as similar clearances and approvals from governmental authorities outside of the United States, which can be expensive, time-consuming and burdensome to obtain. Porex cannot assure you that necessary clearances or approvals will be granted on a timely basis, if ever. Please refer to the section “Business of Porex — Government Regulation” for a fuller description of FDA and foreign government regulation applicable to Porex’s medical devices.

The nature of Porex’s products exposes it to product liability claims that may not be adequately covered by indemnity agreements or insurance.

      General. The products sold by Porex, whether sold directly to end-users or sold to other manufacturers for inclusion in the products that they sell, expose it to potential risk of product liability claims, particularly with respect to Porex’s life sciences, clinical, surgical and medical products. Some of Porex’s products are designed to be implanted in the human body for long periods of time. Design defects and manufacturing defects with respect to such products sold by Porex or failures that occur with the products of Porex’s manufacturer customers that contain components made by Porex could result in product liability claims and/or a recall of one or more of Porex’s products. Porex also manufactures products that are used in the processing of blood for medical procedures and the delivery of medication to patients. Porex believes that it carries adequate insurance coverage against product liability claims and other risks. Porex cannot assure you, however, that claims in excess of Porex’s insurance coverage will not arise. In addition, Porex’s insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past, Porex cannot assure you that Porex will continue to be able to obtain adequate insurance coverage at an acceptable cost.

      In many instances, Porex enters into indemnity agreements with its manufacturing customers. These indemnity agreements generally provide that these customers would indemnify Porex from liabilities that may arise from the sale of their products that incorporate Porex components to, or the use of such products by, end-users. While Porex generally seeks contractual indemnification from its customers, any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If Porex does not have adequate contractual indemnification available, product liability claims, to the extent not covered by insurance, could have a material adverse effect on its business, operating results and financial condition.

      Mammary Implant Litigation and Claims. Porex is subject to various claims and proceedings in the ordinary course of its business, including, since March 1991, a number of actions brought by recipients of mammary implants distributed by Porex in the United States.

      Porex believes that its present coverage, together with its insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex’s distribution of silicone mammary implants. However, Porex cannot be certain that particular cases and claims, or cases that may be commenced in the future, will not result in liability that is greater than expected based on Porex’s prior experience. If so, Porex’s liability could exceed the amount of its insurance coverage. Furthermore, certain actions and claims seek punitive and compensatory damages arising out of alleged intentional torts. If these claims were successful, such damages may or may not be covered, in whole or in part, by Porex’s insurance policies. For more information regarding these actions, see the information under “Business of Porex — Legal Proceedings.”

Economic, political and other risks associated with Porex’s international sales and geographically diverse operations could adversely affect Porex’s sales.

      Since Porex sells its products worldwide, its business is subject to risks associated with doing business internationally. Porex’s sales originating outside the United States, as a percentage of Porex’s total sales, was 12.0% in fiscal year 2001 and 11.1% for the six months ended December 31, 2001. Porex anticipates that revenues from international operations will continue to grow significantly in the future and represent a substantial portion of its total sales. In addition, Porex has manufacturing assets in the United Kingdom, Germany and Malaysia. Accordingly, Porex’s operations and financial results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulties in managing international and geographically diverse operations;

•	differing protection of intellectual property; and

•	unexpected changes in regulatory requirements.

      Sales by Porex from the United States to locations outside the United States are also subject to similar risks.

Porex has no recent operating history as a stand-alone company, which may lead to risks or unanticipated expenses similar to those of a start-up company.

      While the Porex business and the WebMD businesses are currently managed independently of each other, Porex has not operated as a stand-alone entity in recent years. Prior to this exchange offer, WebMD provided Porex with certain support services. Additionally, WebMD and Porex will enter into a transitional services agreement to continue those services for a transitional period, as described under the section “Transactions and Relationship Between Porex and WebMD.” While Porex believes that it will be able to replace the services appropriate for operation as a stand-alone company, there is a risk that continuity in the performance of these functions will be affected as a result of this transition.

Porex’s historical financial information may not be representative of Porex’s results as a separate company.

      The historical financial information of Porex may not reflect what its results of operations, financial position and cash flows would have been had it been a separate, stand-alone entity during the periods presented or what its results of operations, financial position and cash flows will be in the future. This is because:

•	the information does not reflect some costs that Porex will incur in the future for services with respect to financial, tax and legal matters, after a transitional period in which WebMD will provide these services at WebMD’s actual cost of providing those services; and

•	as Porex transitions into a stand-alone public company, it will incur new additional costs, such as transaction costs and ongoing costs related to being a public company.

Loss of a small number of key customers could affect the revenues of the Bio Products Group or the Medical Products Group.

      Although no one customer accounts for more than 5% of Porex’s consolidated sales, the Bio Products Group and the Medical Products Group each have some key customers with whom they do a significant amount of business. The loss of business from these key customers would be difficult to replace and could have a material adverse effect on the results of the relevant group. Porex cannot assure you that relationships with key customers will continue in the future or that their purchases of its products and services will be at the same levels as in previous years.

Porex’s quarterly operating results are subject to fluctuations and should not be relied on as an indication of Porex’s future results.

      Porex’s operating results may vary significantly due to a combination of factors, many of which are beyond Porex’s control. These factors include:

•	demand for and market acceptance of Porex’s products;

•	Porex’s ability to meet the demand for Porex’s products;

•	Porex’s competitors’ introduction of new products or technological innovations;

•	unanticipated delays or problems in the introduction of new products;

•	increased costs of raw materials or supplies;

•	the timing of significant orders and shipments;

•	the loss of Porex’s distributors or original equipment manufacturer customers; and

•	general economic conditions.

      Based upon all of the foregoing, Porex believes that quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of Porex’s results of operations are not necessarily meaningful and should not be relied upon as indications of Porex’s future performance.

Porex may not be able to source the raw materials it needs or may have to pay more for those raw materials.

      Porex relies on a limited number of suppliers to provide some of the raw materials that it uses to manufacture its products. Porex has no long-term contracts for the purchase of these raw materials. If Porex cannot obtain adequate quantities of necessary materials from those suppliers, Porex may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, because the primary resource used in plastic resins is petroleum, the cost of plastic resins for use in Porex’s products varies to a great extent with the price of petroleum. Porex’s inability to acquire sufficient plastic resins at a reasonable price would affect its ability to maintain its margins until it is able to raise its prices to its customers.

      Limited sources, unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of raw materials could have a material adverse effect on Porex’s business and financial results. In addition, if Porex seeks to increase the prices it charges for its products as a result of an increase in its raw materials costs, Porex may lose market share to competitive products made from other materials.

Porex may make acquisitions and integrating them into its business could be expensive and time-consuming and may strain Porex’s resources.

      Porex may, from time to time, make acquisitions of businesses with complementary products or technologies. However, the process of combining the acquired businesses could be expensive and time-consuming and may strain Porex’s resources as a result of the following difficulties, among others:

•	loss of key customers or employees;

•	inconsistencies in standards, controls, procedures and policies among the businesses with respect to financial, accounting and information systems and other operational systems;

•	coordination of geographically diverse organizations; and

•	diversion of management’s attention from the day-to-day business of Porex as a result of the need to deal with the above difficulties and added costs of dealing with such disruptions.

      In addition, Porex cannot assure you that it will be able to identify and complete suitable acquisitions, to obtain the necessary financing on suitable terms for any future acquisitions or to effectively and profitably integrate into Porex any operations that it acquires.

Porex may not be successful in protecting its intellectual property and proprietary rights.

      Porex’s intellectual property is important to its business. Porex relies on a combination of trade secret, patent and other intellectual property laws and confidentiality procedures and non-disclosure contractual provisions to protect its intellectual property. Porex believes that its non-patented proprietary manufacturing processes are protected under trade secret, contractual and other intellectual property rights. However, those rights do not afford the statutory exclusivity provided by patented processes. In addition, the steps that Porex takes to protect its intellectual property, proprietary information and trade secrets may prove to be inadequate and, whether or not adequate, may be expensive.

      There can be no assurance that Porex will be able to detect potential or actual misappropriation or infringement of its intellectual property, proprietary information or trade secrets. Even if Porex detects misappropriation or infringement by a third party, there can be no assurance that Porex will be able to enforce its rights at a reasonable cost, or at all. In addition, Porex’s rights to intellectual property, proprietary information and trade secrets may not prevent independent third-party development and commercialization of competing products or services.

Third parties may claim Porex is infringing their intellectual property, and Porex could suffer significant litigation or licensing expenses or be prevented from selling products.

      Third parties may claim that Porex is infringing their intellectual property rights, and Porex may be found to infringe those intellectual property rights. While Porex does not believe that any of its products infringe the valid intellectual property rights of third parties, it may be unaware of intellectual property rights of others that may cover some of its technology, products and services.

      Any litigation regarding patents or other intellectual property could be costly and time-consuming and may divert Porex’s management and key personnel from its business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require Porex to seek to enter into royalty or license agreements. However, Porex may not be able to obtain royalty or license agreements on terms acceptable to Porex, or at all. Porex also may be subject to significant damages or injunctions against development and sale of certain of its products.

Environmental regulation could adversely affect Porex’s business.

      Porex is subject to foreign and domestic environmental laws and regulations and is subject to scheduled and random checks by environmental authorities. Porex’s business involves the handling, storage and disposal of materials that are classified as hazardous. Although Porex’s safety procedures for handling, storage and disposal of these materials are designed to comply with the standards prescribed by applicable laws and regulations, Porex may be held liable for any environmental damages that result from Porex’s operations. Porex may be required to pay fines, remediation costs and damages, which could have a material adverse effect on its results of operations.

There is uncertainty concerning Porex’s continued use of Arthur Andersen LLP as its independent auditor.

      Arthur Andersen LLP provides Porex with auditing services, including an audit report with respect to its financial statements contained in this Prospectus. Arthur Andersen LLP is the subject of litigation and was recently indicted by the U.S. Department of Justice. The SEC may decline to accept financial statements audited by Arthur Andersen LLP if it is unable to represent to Porex that there was appropriate continuity of personnel working on its audit and the availability of national office consultation. In the event that Arthur Andersen LLP is unable to continue to provide audit services to Porex, or if the SEC declines to accept financial statements audited by Arthur Andersen LLP, Porex could experience significant additional cost or delay in completing its periodic reports required to be filed with the SEC. Porex may be required to take such actions as may be necessary for it to maintain timely financial reporting.

Risk Factors Relating to the Ownership of Porex Shares and This Exchange Offer

You will be exposed to certain risks as a WebMD stockholder if you choose not to participate in this exchange offer.

      Your investment in WebMD will be changed as a result of this exchange offer, even if you choose not to tender your WebMD shares. Upon completion of this exchange offer, WebMD will no longer have access to the cash flow, assets and operations of Porex. As a result, if you do not tender your WebMD shares, the WebMD shares that you hold after this exchange offer will be of a company that no longer has access to Porex’s cash flow, assets and operations. However, the number of outstanding WebMD shares will be reduced by the number of WebMD shares tendered and accepted in this exchange offer. As a result, WebMD stockholders who do not tender their WebMD shares in this exchange offer would have an increased percentage of share ownership in WebMD upon completion of this exchange offer.

      Neither WebMD nor Porex can be certain whether the benefit to WebMD stockholders of the reduction in the number of outstanding WebMD shares exceeds the detriment to WebMD of no longer owning Porex, and neither WebMD nor Porex makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this Prospectus and consulting with your advisors.

      In addition, neither WebMD nor Porex can predict the effect of these changes on the market price of WebMD shares.

WebMD and Porex cannot predict whether the market value of the Porex shares you receive will exceed the market value of the WebMD shares that you tender.

      There has been no public market for Porex shares prior to this exchange offer, and WebMD and Porex cannot predict the trading price of Porex shares when they begin to trade.

      At the close of trading on [                              ], the trading day immediately prior to commencement of this exchange offer, the price of WebMD shares was $[                              ]. Multiplying the exchange ratio by this trading price would result in a per share price of $[                              ] for Porex shares. However, WebMD and Porex cannot predict whether the market price of Porex shares, if it had traded on that date, would have been equal to that price. In addition, because the exchange ratio is fixed and the market price of WebMD shares will fluctuate during the time between the commencement of this exchange offer and its completion, the market value of WebMD shares tendered for exchange may increase or decrease prior to completion of the exchange offer. As a result, if you tender WebMD shares, you may receive Porex shares with a market value that is less than the market value of the WebMD shares that you have tendered.

Market prices of Porex shares and WebMD shares may fluctuate significantly after completion of this exchange offer.

      Porex intends to file an application to list its common stock for trading on the Nasdaq National Market. Porex shares may not be actively traded and the prices at which the Porex shares trade could be volatile.

      WebMD stockholders who receive Porex shares in connection with this exchange offer may decide that they do not want to remain invested in Porex and may sell their Porex shares following the completion of this exchange offer. This may delay the development of an orderly trading market for Porex shares for a period of time following this exchange offer. Porex is also unable to predict whether significant amounts of Porex shares will be sold in the public market following this exchange offer. Any sales of substantial amounts of Porex shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the market price of Porex shares.

      Trading prices for Porex shares and WebMD shares will be determined in the public market and may be influenced by many factors, including, but not limited to:

•	actual or anticipated fluctuations in each company’s operating results;

•	changes in expectations as to each company’s future financial performance or changes in financial estimates of securities analysts;

•	general economic or market conditions;

•	strategic moves by each company or its competitors, such as acquisitions or restructurings;

•	success of each company’s operating and growth strategies;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

      In addition, the stock market has recently experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading prices of Porex shares and WebMD shares, regardless of their actual operating performance.

Provisions in Porex’s charter documents and Delaware law may delay or prevent a change of control of Porex, which could decrease the value of Porex shares.

      Certain provisions of Delaware law and Porex’s certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Porex. Such provisions could limit the price that some investors might be willing to pay in the future for Porex shares. These provisions of Delaware law and the certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of Porex, including unsolicited takeover attempts, even though such a transaction may offer Porex’s stockholders the opportunity to sell their Porex shares at a price above the prevailing market price. See “Description of Capital Stock of Porex.”

This exchange offer could be taxable to WebMD and to you.

      This exchange offer could be taxable to you if it does not meet all of the requirements of section 355 of the Internal Revenue Code of 1986, as amended, referred to as the “Code.” As a result, you could be subject to U.S. federal income tax (and possibly, applicable state, local and other taxes) on the Porex shares that you receive in exchange for your WebMD shares. Furthermore, even if this exchange offer qualifies as a transaction in which you are not required to recognize gain or loss for U.S. federal income tax purposes (except in respect of cash received in lieu of a fractional interest), WebMD could be subject to U.S. federal income tax (and also possibly, applicable state, local and other taxes) on any gain attributable to the Porex shares.

      WebMD expects to receive an opinion from Shearman & Sterling, its special U.S. federal income tax counsel, to the effect that, among other things and although not free from doubt, the exchange of WebMD shares for Porex shares pursuant to this exchange offer will qualify as a transaction in which no gain or loss is recognized by you, except in respect of cash received in lieu of a fractional interest. The opinion will be based upon various factual representations and assumptions, as well as upon certain undertakings, and will be subject to the limitations and conditions set forth therein. WebMD is not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete. If, however, any of those factual representations or assumptions were untrue or incomplete, any undertaking was not complied with or the facts upon which the opinion will be based were different from the facts at the time of this exchange offer, the conclusion reached in the opinion could be adversely affected.

      If this exchange offer does not meet the requirements of section 355 of the Code, then, in general, you could be subject to U.S. federal income tax as if you had either received a taxable distribution equal to the fair market value of the Porex shares that you received, or sold your WebMD shares for an amount equal to the fair market value of the Porex shares that you received. See “Certain U.S. Federal Income Tax Considerations.”

      Under U.S. federal income tax laws, even if this exchange offer meets the requirements of section 355 of the Code, WebMD, nevertheless, could be taxed on any gain in respect of the Porex stock that it distributed to you and Porex could be held jointly and severally liable for any resulting tax. In particular, such gain would be required to be recognized if this exchange offer were considered part of a plan or series of related transactions that also includes significant acquisitions or issuances of WebMD shares or Porex shares. WebMD expects that any gain would be offset by net operating losses, or NOLs, although no assurances can be made that there will be sufficient NOLs available at the time this exchange offer is completed.

FORWARD-LOOKING STATEMENTS

      This Prospectus contains and incorporates by reference both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect management’s current expectations concerning future results and events. These forward-looking statements generally can be identified by use of expression such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe Porex’s and WebMD’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.

      These factors and the risk factors described in this Prospectus or incorporated by reference in this Prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on WebMD’s and Porex’s future results. WebMD and Porex expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

SEPARATION OF POREX FROM WEBMD

Overview

      In late September 2000, WebMD announced a plan to divest Porex and stated that it would explore various divestiture alternatives. WebMD had acquired Porex as a result of its merger with Medical Manager during early September 2000. The board of directors of WebMD believed that WebMD should, following the mergers and acquisitions it had completed in 1999 and 2000, focus on its core business of enabling healthcare transactions and connectivity, providing the software and services that automate the physician’s practice and providing Internet-based content, applications and services for physicians, payers, other healthcare organizations and consumers. The business of Porex, a developer, manufacturer and distributor of proprietary porous and solid plastic products and components, is unrelated to WebMD’s core business.

      Since that time, WebMD has solicited and received offers to purchase all or portions of Porex from potential acquirers. However, WebMD determined not to accept any of the offers made to date by potential acquirers because it believed that the offers did not reflect the value of Porex. In May 2002, the board of directors of WebMD determined that WebMD should begin to take the steps necessary to offer to WebMD stockholders the opportunity, if they so elect, to receive an equity interest in Porex, as an independent public company, in exchange for WebMD shares on a tax free basis. WebMD will, until the commencement of this exchange offer, continue to pursue and consider possible sale transactions and other alternatives.

Effects of This Exchange Offer

      Upon completion of this exchange offer, WebMD would have divested at least 80% of its holdings in Porex shares. If [                    ] WebMD shares were validly tendered and accepted for purchase, upon completion of this exchange offer, WebMD will no longer own any of the outstanding Porex shares. WebMD’s balance sheet and income statement will no longer include the assets and the results of operations of Porex to the extent divested in connection with this exchange offer, and WebMD’s total market capitalization will decrease as a result.

      Your investment in WebMD and/or Porex will be affected as a result of this exchange offer, regardless of whether you tender your WebMD shares, as follows:

•	if you tender all of your WebMD shares in this exchange offer, and all such shares are accepted for exchange, you will no longer have any ownership interest in WebMD and will receive an ownership interest in Porex;

•	if you tender some, but not all, of your WebMD shares in this exchange offer, you will have a diminished ownership interest in WebMD and will receive an ownership interest in Porex; and

•	if you do not tender any of your WebMD shares in this exchange offer, you will retain your ownership interest in WebMD and, on a percentage basis, your percentage ownership interest in WebMD will have increased because fewer WebMD shares will be outstanding.

      WebMD will no longer have access to the cash flow, assets and results of operations of Porex to the extent that WebMD’s ownership of Porex is divested upon completion of this exchange offer. As such, after the completion of this exchange offer, even if you do not tender your WebMD shares, the WebMD shares that you hold after this exchange offer will be in a company that no longer owns Porex’s business.

      No Appraisal Rights. Appraisal is a statutory remedy available to corporate minority stockholders who object to extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require the corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to WebMD stockholders in connection with this exchange offer.

      Regulatory Approvals. No filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 are required in connection with this exchange offer as a whole. If you decide to participate in this exchange offer and consequently acquire enough Porex shares to exceed the $50 million threshold stated in the regulations under the Hart-Scott-Rodino Act, and if an exemption under those regulations does not apply, you may be required to make filings under the Hart-Scott-Rodino act. If you are subject to such a filing, the exchange of your WebMD shares could be delayed until you have satisfied the notification and waiting periods under the Hart-Scott-Rodino Act.

      Accounting Treatment. The WebMD shares that WebMD receives in this exchange offer will be recorded as a decrease in WebMD’s stockholders’ equity, reflecting the decrease in WebMD shares outstanding and the market value of the Porex shares distributed as of the expiration of this exchange offer. Any difference between the fair market value and the net book value of Porex at the commencement of this exchange offer will be recognized as a gain or loss on disposal of discontinued operations for accounting purposes. Any subsequent sales by WebMD of Porex shares not exchanged in conjunction with this exchange offer will be recorded as an additional gain or loss from disposal of discontinued operations based upon the sales prices of Porex shares sold relative to WebMD’s historical cost basis in such shares.

      The historical financial position of Porex will be adjusted to reflect the fair value of its assets and liabilities at the date the exchange is completed. The excess of the fair value of Porex, as established by the exchange of WebMD shares for Porex shares, over the carrying value of the identifiable net assets of Porex, if any, will be recorded as goodwill.

THIS EXCHANGE OFFER

Terms of this Exchange Offer

      Exchange of Shares and Exchange Ratio. WebMD is offering to exchange [                    ] Porex shares for each WebMD share validly tendered and not withdrawn, in accordance with and subject to the conditions described in this Prospectus and the related Letter of Transmittal.

      Expiration Date. You may tender all, some or none of your WebMD shares. The last day on which tenders will be accepted, referred to as the expiration date, is 12:00 midnight, New York City time, on [                    ], 2002. WebMD may extend this deadline under specified circumstances, in which case the expiration date will be the latest time and date at which this exchange offer, so extended, will expire.

      Number of Shares Exchanged. WebMD will accept up to [                    ] WebMD shares tendered for exchange. This number of WebMD shares multiplied by the exchange ratio equals the total number of Porex shares ([                    ] shares) held by WebMD. If more than [                    ] WebMD shares are validly tendered in this exchange offer, the tendered shares will be subject to proration when this exchange offer expires, as described below. WebMD will not be required to complete this exchange offer unless at least [                    ] WebMD shares have been validly tendered for exchange. WebMD’s obligation to complete this exchange offer is subject to other important conditions that are described under the heading “— Conditions for Completion of this Exchange Offer.”

      Transfer Charges. If you are the record holder of your WebMD shares and you tender your shares directly to the exchange agent, you will not be obligated to pay any charges or expenses to the exchange agent or any brokerage commissions. If you own your WebMD shares through a broker or other nominee, and your broker tenders your WebMD shares to the exchange agent on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

      WebMD is sending this Prospectus and related documents to the following persons:

•	Persons who held WebMD shares on [ ], 2002. On that date, there were approximately [ ] WebMD shares outstanding, held of record by about [ ] stockholders.

•	Brokers, banks and similar persons whose names or the names of whose nominees appear on WebMD’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of WebMD shares.

      WebMD, Porex and their respective directors and officers do not make any recommendation as to whether you should participate in this exchange offer. You must make your own decision on whether to tender WebMD shares pursuant to this exchange offer and, if so, how many shares to tender after reading this Prospectus and consulting with your own advisors.

Conditions for Completion of this Exchange Offer

      The completion of this exchange offer is subject to a number of conditions, which are described below:

      Minimum Tender Condition. WebMD will not complete this exchange offer unless at least [                    ] WebMD shares are validly tendered and not withdrawn. This number of shares represents about [          ]% of the outstanding WebMD shares as of [                    ], 2002, and is enough shares to ensure that at least 80% of the Porex shares owned by WebMD are exchanged under this exchange offer.

      Registration Statement Effectiveness. The registration statement on Form S-4, of which this Prospectus forms a part, must have been declared effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order. If a stop order issued by the SEC is in effect with respect to the registration statement of which this Prospectus forms a part, WebMD will not accept any WebMD shares tendered and will not exchange Porex shares for any tendered WebMD shares.

      Nasdaq National Market Listing. The Porex shares issuable to tendering WebMD stockholders in this exchange offer must have been approved for listing on the Nasdaq National Market, subject to official notice of issuance.

      Other Conditions of the Offer. WebMD also may terminate this exchange offer, or not accept WebMD shares for exchange, if:

•	any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of this exchange offer or otherwise relating in any manner to this exchange offer is instituted or threatened;

•	any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to this exchange offer, any of which would or might restrain, prohibit or delay completion of this exchange offer or impair the contemplated benefits of this exchange offer to WebMD or Porex;

•	Shearman & Sterling, special U.S. federal income tax counsel to WebMD, is unable to deliver its opinion of counsel regarding certain U.S. federal income tax consequences of this exchange offer;

•	any of the following occurs and the adverse effect of such occurrence shall, in WebMD’s reasonable judgment, be continuing:

(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

(2) any extraordinary or material adverse change in United States financial markets generally;

(3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(4) any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

(5) a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of this exchange offer; or

(6) if any of the situations above exist at the time of commencement of this exchange offer, the situation deteriorates materially; or

•	any event or events occur that have resulted or may result, in WebMD’s sole judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of WebMD and its subsidiaries, taken as a whole, or of Porex and its subsidiaries, taken as a whole, or in the anticipated tax treatment of this exchange offer.

      If any of the above events occurs, WebMD may:

•	terminate this exchange offer and as promptly as practicable return all tendered WebMD shares to their respective tendering stockholders;

•	extend this exchange offer and, subject to the withdrawal rights described in “— Withdrawal Rights,” retain all tendered WebMD shares until the extended exchange offer expires;

•	amend the terms of this exchange offer; or

•	waive the unsatisfied condition, provided that the waiver of the condition does not make this exchange offer a taxable event to WebMD’s stockholders, and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

      These conditions are for the sole benefit of WebMD. WebMD may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. WebMD may waive any condition in whole or in part at any time at its sole discretion. WebMD’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right that may be asserted at any time. Any determination by WebMD concerning the conditions described above will be final and binding upon all parties.

Extension of Tender Period; Termination; Amendment

      WebMD expressly reserves the right, at its sole discretion, for any reason, including the non-satisfaction of any of the conditions for completion described under the section “— Conditions for Completion of this Exchange Offer,” to extend the period of time during which this exchange offer is open or to amend the terms of this exchange offer in any respect, including to change the exchange ratio. WebMD also expressly reserves the right to extend the period of time during which this exchange offer is open, including in the event this exchange offer is under-subscribed, that is, fewer than [                    ] WebMD shares are tendered.

      During any such extension, all WebMD shares previously tendered and not properly withdrawn will remain subject to this exchange offer, subject to your right to withdraw your WebMD shares. The exchange agent may, on WebMD’s behalf, retain all of the WebMD shares tendered. You should read the discussion under “— Withdrawal Rights.”

      The SEC requires that an offer remain open from the date that material changes to the tender offer materials are disseminated to you, as follows:

•	five business days for a Prospectus Supplement containing a material change, other than as described below;

•	ten business days for a Prospectus Supplement containing a change in price, the amount of securities sought or other similarly significant change;

•	ten business days for a Prospectus Supplement included as part of a post-effective amendment; and

•	twenty business days for a revised Prospectus when the initial Prospectus was materially deficient.

      For the purposes of this exchange offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      If any of the conditions indicated under the section “— Conditions for Completion of this Exchange Offer” has not been met, WebMD reserves the right, at its sole discretion, so long as WebMD shares have not been accepted for exchange, to delay acceptance for exchange of such shares or to terminate this exchange offer and not accept for exchange any such shares.

      If WebMD extends this exchange offer, delays the acceptance of any tendered WebMD shares or is unable to accept for exchange any such shares under this exchange offer for any reason, then, without affecting WebMD’s rights under this exchange offer, the exchange agent may, on WebMD’s behalf, retain all of the WebMD shares tendered. These shares may not be withdrawn except as provided in “— Withdrawal Rights.” WebMD’s reservation of the right to delay acceptance of any tendered WebMD shares is subject to applicable law, which requires that WebMD pay the consideration offered or return the shares deposited promptly after the termination or withdrawal of this exchange offer.

      WebMD will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day immediately following any extension, amendment, non-acceptance or termination of the previously scheduled expiration date.

Tenders of WebMD Shares; Delivery of Porex Shares

      Upon the terms and subject to the conditions of this exchange offer, including the terms and conditions of the extension or amendment, if any, WebMD will accept for exchange and will exchange WebMD shares validly tendered, and not properly withdrawn prior to the expiration date, as promptly as practicable after the expiration of this exchange offer. Notwithstanding the immediately preceding sentence, WebMD expressly reserves the right to delay acceptance for exchange, or the exchange of, WebMD shares in order to comply with any applicable law or obtain any governmental or regulatory approvals. See “— Extension of Tender Period; Termination; Amendment.”

      If WebMD notifies the exchange agent either orally or in writing that it has accepted the tenders of WebMD shares for exchange, the exchange of these shares will be complete. Promptly following WebMD’s announcement of any final proration factor, the exchange agent will deliver the tendered WebMD shares to WebMD. Simultaneously, WebMD will deliver to the exchange agent, as agent for the tendering stockholders, the appropriate number of Porex shares to be exchanged for the tendered WebMD shares. The exchange agent will act as agent for tendering WebMD stockholders for the purpose of receiving Porex shares and any cash to be paid instead of fractional Porex shares and transmitting the Porex shares and cash, if any, to you.

      If WebMD does not accept any tendered WebMD shares for any reason, or if certificates representing WebMD shares are submitted for more WebMD shares than are tendered, or if fewer WebMD shares are exchanged due to proration, WebMD will return certificates for such unexchanged WebMD shares without expense to the tendering stockholder or, in the case of WebMD shares tendered by book-entry transfer, by book-entry transfer of unexchanged WebMD shares to be credited for the benefit of the account of the tendering stockholder.

      Holders who tender their WebMD shares for exchange will generally not be obligated to pay any transfer tax in connection with this exchange offer, except in the circumstances described in the Letter of Transmittal.

      You will not receive any interest on any cash that is payable to you by WebMD in this exchange offer, even if there is a delay in making the exchange or in crediting or delivering Porex shares.

Proration

      If, as of the expiration date of this exchange offer, WebMD stockholders have validly tendered more than [                    ] WebMD shares so that more than 15,000,000 Porex shares would be required to be distributed in exchange, WebMD will accept shares that are tendered and not withdrawn, on a pro rata basis, except for tenders of odd-lots, as described below.

      If you are a beneficial holder of an aggregate of less than 100 WebMD shares, and you validly tender all of your WebMD shares, you may elect not to be subject to proration if more than [                    ] WebMD shares are tendered in this exchange offer. However, if you are a beneficial holder of 100 or more WebMD shares, you are not eligible for this election, even if you have separate stock certificates or accounts representing fewer than 100 WebMD shares. If you are a beneficial holder of less than 100 WebMD shares and you wish to tender all of your shares, you must complete the box captioned “Odd-Lot Shares” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. If your odd-lot shares are held by a broker for your account, you should contact your broker to obtain instructions on how to tender your shares.

      WebMD will announce its preliminary determination of the extent to which tenders will be prorated by a press release or other public announcement promptly after this exchange offer expires. This determination is referred to as the preliminary proration factor. Because of the logistical difficulty in immediately determining the number of WebMD shares tendered for exchange, WebMD expects to announce its final determination of the extent to which tenders will be prorated by press release or other public announcement about seven business days after the expiration date of this exchange offer. This determination is referred to as the final proration factor.

Procedures for Tendering WebMD Shares

      To tender your WebMD shares, you must complete the following procedures before the expiration date:

      If you have stock certificates for your WebMD shares, you should send the following documents to the exchange agent:

•	a completed and executed Letter of Transmittal indicating the number of shares to be tendered and any other documents required by the Letter of Transmittal; and

•	the actual certificates representing the WebMD shares.

      The method of delivery of certificates representing WebMD shares and all other required documents is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, WebMD recommends that you use registered mail, properly insured, return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery.

      The exchange agent’s address is listed on the back cover of this Prospectus. The certificate must be endorsed or accompanied by an appropriate stock power if:

•	a certificate representing WebMD shares is registered in the name of a person other than the signer of a Letter of Transmittal;

•	the delivery of Porex shares is to be made to Porex’s transfer agent on behalf of a person other than the registered owner; or

•	WebMD shares not accepted for exchange are to be delivered to its transfer agent on behalf of a person other than the registered owner.

      The signature on the Letter of Transmittal must be guaranteed by an eligible institution unless the WebMD shares tendered under the Letter of Transmittal are tendered (a) by the registered holder of the shares tendered and such holder has not completed the box entitled “Special Issuance Instructions” in the Letter of Transmittal or (b) for the account of an eligible institution. An eligible institution is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.

      If you hold WebMD shares through a broker, you should follow the instructions sent to you separately by your broker. You should not use the Letter of Transmittal to direct the tender of your WebMD shares. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The broker must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your WebMD shares. An agent’s message is a message, transmitted by The Depository Trust Company and received by the exchange agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal.

      If you are an institution which is a participant in The Depository Trust Company’s book-entry transfer facility, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.

      Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the Letter of Transmittal, Notice of Guaranteed Delivery or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by WebMD.

      If you validly tender your WebMD shares and WebMD accepts your shares, there will be a binding agreement between you and WebMD on the terms and subject to the conditions set forth in this

Prospectus and in the accompanying Letter of Transmittal. A person who tenders WebMD shares for his or her own account violates federal securities law unless the person owns those WebMD shares tendered.

DO NOT SEND LETTERS OF TRANSMITTAL AND CERTIFICATES FOR WEBMD SHARES TO WEBMD OR POREX.

Guaranteed Delivery Procedure

      If you wish to tender your WebMD shares but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your WebMD shares if:

•	the tender is made through an eligible institution;

•	the exchange agent receives from the eligible institution before the expiration date a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by WebMD; and

•	the exchange agent receives the certificates for all physically tendered WebMD shares, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed Letter of Transmittal, or a facsimile of a Letter of Transmittal and all other documents required by the Letter of Transmittal, within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

      You may deliver the Notice of Guaranteed Delivery by hand, facsimile transmission or mail to the exchange agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

No Fractional Shares

      You may not tender fractional WebMD shares and you will not receive fractional Porex shares in exchange for any WebMD shares that are tendered. Instead, the exchange agent will deliver whole Porex shares that are due to you and you will receive cash proceeds from the sale of fractional Porex shares that you would otherwise have been entitled to receive.

Withdrawal Rights

      You may withdraw tendered WebMD shares at any time prior to the expiration of this exchange offer and, unless WebMD has accepted your tender as provided in this Prospectus, after the expiration of 40 business days from the commencement of this exchange offer. If WebMD:

•	delays its acceptance of the WebMD shares for exchange;

•	extends this exchange offer; or

•	is unable to accept WebMD shares for exchange under this exchange offer for any reason,

then, without prejudice to WebMD’s rights under this exchange offer, the exchange agent may, on WebMD’s behalf, retain the WebMD shares, and such shares may not be withdrawn except as otherwise provided in this Prospectus, subject to provisions under the Securities Exchange Act of 1934, as amended, that provide that an issuer making this exchange offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of this exchange offer.

      For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at its address set forth on the back cover of this Prospectus. The notice of withdrawal must:

•	specify the name of the person having tendered the WebMD shares to be withdrawn;

•	identify the number of WebMD shares to be withdrawn; and

•	specify the name in which physical certificates of WebMD shares are registered, if different from that of the withdrawing holder.

      An eligible institution must guarantee all signatures on the Notice of Withdrawal, unless those WebMD shares have been tendered for the account of an eligible institution. If certificates for the WebMD shares have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn, and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

      If the WebMD shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

      Any WebMD shares properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer. Properly withdrawn shares may be retendered by following one of the procedures described under “— Procedures for Tendering WebMD Shares” at any time on or before the expiration of this exchange offer.

      Except as otherwise provided above, any tender of WebMD shares made under this exchange offer is irrevocable.

Appointment of Attorneys-In-Fact and Proxies

      By executing a Letter of Transmittal, you irrevocably appoint WebMD’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your WebMD shares tendered and accepted for exchange by WebMD. That appointment is effective, and voting rights will be affected, when and only to the extent that WebMD deposits Porex shares payable as consideration for the WebMD shares that you have tendered with the exchange agent.

WebMD’s Interpretations are Binding

      WebMD will determine, at its own discretion, all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of WebMD shares. This determination will be final and binding on all tendering stockholders. WebMD reserves the absolute right to:

•	reject any and all tenders of WebMD shares not validly tendered;

•	waive any defects or irregularities in the tender of WebMD shares or any conditions of this exchange offer, provided that the waiver of the condition does not make this exchange offer a taxable event to WebMD’s stockholders, either before or after the expiration of this exchange offer; and

•	request any additional information from any record or beneficial owner of the WebMD shares that WebMD deems necessary.

      None of WebMD, Porex, the exchange agent or any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal or incur any liability for failure to give such notification.

Lost or Destroyed Certificates

      If your certificate representing WebMD shares has been mutilated, destroyed, lost or stolen and you wish to tender your shares, please call the exchange agent at [                    ]. You will receive an affidavit to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment and the completed Letter of Transmittal, your WebMD shares will be included in this exchange offer. If you wish to participate in this exchange offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the exchange agent prior to expiration of this exchange offer.

Fees and Expenses

      WebMD has retained Innisfree M&A Incorporated to act as the information agent and American Stock Transfer & Trust Company to act as the exchange agent in connection with this exchange offer. The information agent may contact holders of WebMD shares by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the U.S. federal securities laws.

      Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees that the information agent and the exchange agent receive will not be based on the number of WebMD shares tendered under this exchange offer. However, the exchange agent will be compensated in part on the basis of the number of Letters of Transmittal received.

      WebMD will pay to a soliciting dealer a solicitation fee of $[          ] per share, up to a maximum of [                    ] shares per tendering stockholder, for each WebMD share tendered and accepted for exchange in this exchange offer if such soliciting dealer has affirmatively solicited and obtained such tender. In order for a soliciting dealer to receive a solicitation fee with respect to the tender of WebMD shares, the exchange agent must have received a properly completed Letter of Transmittal.

      No solicitation fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a tendering holder (other than itself). Soliciting dealers are not entitled to a solicitation fee with respect to WebMD shares beneficially owned by such soliciting dealer or with respect to any shares that are registered in the name of a soliciting dealer unless the shares are held by such soliciting dealer as nominee and are tendered for the benefit of beneficial holders identified in the Letter of Transmittal. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of WebMD, Porex, the information agent or the exchange agent for purposes of this exchange offer.

Nasdaq National Market Listing

      WebMD’s common stock is quoted on the Nasdaq National Market under the symbol “HLTH.” Porex intends to apply to have its common stock quoted on the Nasdaq National Market under the symbol “PORX.”

Legal Limitation

      This Prospectus is not an offer to sell and it is not soliciting any offer to buy any Porex shares in any jurisdiction in which the offer or sale is not permitted. WebMD is not aware of any jurisdiction in the United States where the making of this exchange offer or its acceptance would not be legal. If WebMD learns of any jurisdiction where making this exchange offer or its acceptance would not be permitted, WebMD currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, WebMD cannot comply with such law, WebMD will determine whether this exchange offer will be made to and whether tenders will be accepted from or on behalf of persons who are holders of WebMD shares residing in the jurisdiction. No broker, dealer, bank, trust company or fiduciary shall be deemed to be WebMD’s agent or Porex’s agent for purposes of this exchange offer.

      In any jurisdiction where the securities or blue sky laws require this exchange offer to be made by a licensed broker or dealer, this exchange offer may be made on WebMD’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

Porex Common Stock

      Porex intends to apply to have its common stock quoted on the Nasdaq National Market under the symbol “PORX.” No current public trading market exists for Porex shares. No assurance can be given that an active trading market for the Porex common stock will be established or maintained after the consummation of this exchange offer.

      Porex shares received by WebMD stockholders in this exchange offer will be freely transferable, except for shares received by persons who may be deemed to be “affiliates” of Porex under the Securities Act of 1933, as amended. Persons who may be deemed to be affiliates of Porex after the expiration of this exchange offer generally include individuals or entities that control, are controlled by or are under common control with Porex, and will include the directors and principal executive officers of Porex as well as any principal stockholder of Porex. Persons who are affiliates of Porex will be permitted to sell their Porex shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Rule 144 under the Securities Act of 1933.

WebMD Common Stock

      WebMD common stock has traded on the Nasdaq National Market under the symbol “HLTH” since February 11, 1999. The following table sets forth the range of high and low sales prices of WebMD common stock for each quarterly period during the fiscal years ended December 31, 1999, 2000 and 2001 and from January 1, 2002 through May 13, 2002.

	High	Low

1999
First Quarter (beginning February 11, 1999)	$49.38	$21.75
Second Quarter	105.00	39.94
Third Quarter	77.63	30.06
Fourth Quarter	51.50	31.50
2000
First Quarter	$71.06	$23.00
Second Quarter	29.19	12.56
Third Quarter	18.25	11.25
Fourth Quarter	14.94	5.50
2001
First Quarter	$10.63	$4.56
Second Quarter	9.44	4.50
Third Quarter	7.10	3.22
Fourth Quarter	7.15	3.29
2002
First Quarter	$8.86	$6.25
Second Quarter (through May 13, 2002)	7.78	6.19

      On May 13, 2002, the last full day of trading prior to the initial filing of the registration statement of which this Prospectus forms a part, the last reported sale price per share of WebMD common stock as reported on the Nasdaq National Market System was $6.73. You should obtain current market quotations for WebMD common stock before deciding whether to tender your WebMD shares.

Dividend Policy

      WebMD has not declared or paid any cash dividends on its common stock. WebMD does not anticipate paying cash dividends in the foreseeable future and intends to retain its earnings to finance the expansion of its operations.

      Porex has declared and paid dividends to WebMD and its predecessors during the time it was wholly owned by them. Following the completion of this exchange offer, Porex does not anticipate paying cash dividends in the foreseeable future and intends to retain its earnings to finance the expansion of its operations.

SELECTED CONSOLIDATED FINANCIAL DATA OF POREX

      The following table sets forth selected consolidated financial data as of and for each of the five years in the period ended June 30, 2001, which have been derived from Porex’s consolidated financial statements audited by Arthur Andersen LLP, independent public accountants. In addition, the following table sets forth summary consolidated financial data of Porex as of December 31, 2001 and for the six-months periods ended December 31, 2000 and 2001, which have been derived from Porex’s unaudited consolidated financial statements. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Porex and the results of their operations and cash flows for the interim periods presented. Such information should be read in conjunction with the accompanying notes and Porex’s consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The financial information included herein may not necessarily be indicative of the financial position or results of operations of Porex in the future or of the financial position or results of operations of Porex that would have been obtained if Porex had been a separate, stand-alone company during the periods presented. The as adjusted balance sheet data reflects the exchange of [                    ] shares of common stock of WebMD for all 15,000,000 shares of common stock of Porex offered by WebMD in this exchange offer. See “Separation of Porex from WebMD — Effects of This Exchange Offer — Accounting Treatment.”

      Prior to September 12, 2000, Porex was an operating subsidiary of Medical Manager Corporation. On September 12, 2000, Medical Manager was acquired by WebMD through the exchange of 2.5 shares of WebMD common stock for each share of Medical Manager common stock. The acquisition of Medical Manager was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to Porex’s tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. Accordingly, the accompanying consolidated financial data for the periods before and after the acquisition date reflect differences in the amount of goodwill amortization as a result of the change in the fair values discussed above. In the following table, the selected consolidated financial data of Porex prior to September 12, 2000 is referred to as the Predecessor and the selected consolidated financial data subsequent to September 12, 2000 is referred to as the Successor. A vertical black line has been inserted to distinguish the Predecessor and Successor companies.

	Year Ended June 30,							Six Months Ended December 31,

	Predecessor						Successor	Predecessor	Successor

						7/1/2000 -	9/13/2000 -	7/1/2000 -	9/13/2000 -
	1997(j)	1998	1999(k)	2000		9/12/2000(m)	6/30/2001(l)(m)	9/12/2000(m)	12/31/2000(l)(m)	2001

	(in thousands, except per share data)
Income Statement Data:
Net sales	$53,309	$65,658	$99,430	$123,264		$24,237	$96,617	$24,237	$35,092	$59,500
Costs and expenses:
Cost of sales	29,148	34,821	53,745	68,499		14,465	57,673	14,465	21,060	36,321
Selling, general and administrative(a)	12,008	13,408	22,123	29,389	(d)	9,895 (f)	26,486 (g)	9,895 (f)	9,976 (h)	14,221	(i)

Operating income (loss)	12,153	17,429	23,562	25,376		(123)	12,458	(123)	4,056	8,958
Other income, net	904	587	1,318	4,683	(e)	598	325	598	(126)	361

Income before provision for income taxes	13,057	18,016	24,880	30,059		475	12,783	475	3,930	9,319
Provision for income taxes(b)	(4,945)	(7,343)	(10,348)	(12,346)		(313)	(5,766)	(313)	(1,865)	(3,593)

Net income	$8,112	$10,673	$14,532	$17,713		$162	$7,017	$162	$2,065	$5,726

Net income per share, basic and diluted	$0.54	$0.71	$0.97	$1.18		$0.01	$0.47	$0.01	$0.14	$0.38

Weighted average shares outstanding used in computing basic and diluted net income per share(c)	15,000	15,000	15,000	15,000		15,000	15,000	15,000	15,000	15,000

						As of December 31,
	As of June 30,					2001

	Predecessor				Successor	Successor

	1997	1998	1999	2000	2001	Actual	As Adjusted

	(in thousands)
Balance Sheet Data:
Working capital	$11,947	$22,013	$33,430	$46,440	$40,591	$49,883	$	[	]
Total assets	57,584	69,782	235,128	252,109	263,471	269,459	$	[	]
Long-term debt, less current portion	—	—	9,255	8,022	7,722	7,625	$	[	]
Stockholder’s equity	45,082	55,519	193,421	211,190	218,353	225,025	$	[	]

(a)	During all periods presented, the value of corporate services provided by WebMD was not material.

(b)	During all periods presented, the tax provision has been determined on a stand-alone basis.

(c)	Porex common stock outstanding reflects issuance of 15,000,000 shares as if it occurred at the beginning of the earliest period presented.

(d)	Includes a $1,897 restructuring charge related to the consolidation of manufacturing operations in the Bio Products Group.

(e)	Includes a $2,269 gain on the termination of Porex’s pension plan.

(f)	Includes (i) a $2,082 restructuring charge related to the consolidation of New York and United Kingdom manufacturing operations in the Porous Products Group, and (ii) $1,198 related to impairment charges on equipment.

(g)	Includes $1,777 deferred compensation expense related to WebMD stock options.

(h)	Includes a $595 deferred compensation expense related to WebMD stock options.

(i)	Includes (i) a $300 restructuring charge related to the consolidation of New York manufacturing operations in the Porous Products Group, and (ii) a $463 deferred compensation expense related to WebMD stock options

(j)	Acquired Interflo Technologies in February 1997.

(k)	Acquired Point Plastics in July of 1998 and The KippGroup in January of 1999.

(l)	During the period, Porex paid a dividend of $41,000 to WebMD.

(m)	Income statement data on a combined basis for the year ended June 30, 2001 and for the six months ended December 31, 2000, respectively, are as set forth below. The footnotes in the following income statement data correspond to the income statement data footnotes referred to above.

	Year Ended		Six Months Ended
	June 30,		December 31,
	2001		2000

	(in thousands, except per
	share data)
Income Statement Data:
Net sales	$120,854		$59,329
Costs and expenses:
Cost of sales	72,138		35,525
Selling, general and administrative(a)	36,381	(f)(g)	19,871	(f)(h)

Operating income	12,335		3,933
Other income, net	923		472

Income before provision for income taxes	13,258		4,405
Provision for income taxes(b)	(6,079)		(2,178)

Net income	$7,179		$2,227

Net income per share, basic and diluted(c)	$0.48		$0.15

Weighted-average shares outstanding used in computing basic and diluted net income per share	15,000		15,000

          Lettered references to footnotes within this note (m) refer to the specified notes above.

SELECTED CONSOLIDATED FINANCIAL DATA OF WEBMD

      The following selected consolidated financial data set forth below for the five years ended December 31, 2001 has been derived from WebMD’s consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. WebMD’s financial information presented reflects its combined financial position and results of operations with ActaMed Corporation for all dates and periods presented, reflects the results of operations for WebMD, Inc., MedE America and Medcast from the closing date of these mergers, November 12, 1999 forward, for Kinetra from the closing date of January 31, 2000 forward, for Envoy from the closing date of May 26, 2000 forward, and for Medical Manager, CareInsite and OnHealth from the closing date of September 12, 2000 forward. All of these acquisitions were accounted for as purchases, except for ActaMed, which was accounted for as a pooling of interests. Such information should be read in conjunction with the consolidated financial statements of WebMD and the related notes thereto included in WebMD’s Annual Report on Form 10-K for the year ended December 31, 2001, as amended, filed with the SEC and incorporated by reference into this Prospectus. The as adjusted balance sheet data reflects the exchange of [                    ] shares of common stock of WebMD for all 15,000,000 shares of common stock of Porex offered by WebMD in this exchange offer. See “Separation of Porex from WebMD — Effects of This Exchange Offer — Accounting Treatment.”

	Years Ended December 31,

	1997	1998	1999	2000	2001

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue(a)	$13,390	$48,838	$102,149	$517,153	$706,595
Costs and expenses:
Cost of operations(a)	10,446	43,014	88,576	383,565	468,688
Development and engineering	12,267	19,002	29,669	58,788	39,615
Sales, marketing, general and administrative	12,966	25,605	82,315	530,927	433,653
Depreciation, amortization and other	6,004	16,055	193,067	2,186,986	2,389,766
Impairment of long-lived and other assets	—	—	—	—	3,826,893
Restructuring and integration charge	—	—	—	452,919	266,755
Loss on investments	—	—	—	39,602	—
Interest income, net	288	790	3,486	50,026	29,106

Loss from continuing operations	(28,005)	(54,048)	(287,992)	(3,085,608)	(6,689,669)
Discontinued operations:
Net income from discontinued operations(b)	—	—	—	—	5,351

Net loss	$(28,005)	$(54,048)	$(287,992)	$(3,085,608)	(6,684,318)

Basic and diluted net loss per common share:
Loss from continuing operations	$(3.88)	$(1.54)	$(3.58)	$(12.61)	(19.19)
Net income from discontinued operations	—	—	—	—	.01

Net loss per common share	$(3.88)	$(1.54)	$(3.58)	$(12.61)	(19.18)

Weighted-average shares outstanding used in computing basic and diluted net loss per common share	7,223	34,987	80,367	244,688	348,570

	As of December 31,				As of December 31, 2001

	1997	1998	1999	2000	Actual	As Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$21,804	$36,817	$291,286	$490,797	$352,205	$	[ ]
Asset held for sale(b)	—	—	—	214,556	188,118	$	[ ]
Working capital	14,790	27,934	216,304	629,312	432,103	$	[ ]
Total assets	53,747	79,940	4,123,668	8,455,631	1,556,338	$	[ ]
Other long-term liabilities	932	2,984	2,695	15,260	1,208	$	[ ]
Convertible redeemable preferred stock	50,948	—	—	10,000	10,000	$	[ ]
Convertible preferred stock	—	—	—	710,746	—	$	[ ]
Stockholders’ equity (net capital deficiency)	(9,930)	59,413	3,973,672	8,091,985	1,238,772	$	[ ]

(a)	Does not include the effect of WebMD’s January 1, 2002 adoption of a FASB staff announcement regarding Emerging Issues Task Force topic D-103 related to reimbursements received related to postage for customized products marketed to patients or healthcare providers. The reclassification of these amounts would result in an increase in revenue and cost of operations of $39,357 in 2000 and $73,408 in 2001.

(b)	The Consolidated Balance Sheet Data above reflects the carrying value of Porex on a held for sale basis. The Consolidated Statement of Operations Data for the year ended December 31, 2001 reflects the net income for Porex for the period from September 13, 2001 to December 31, 2001 as net income from discontinued operations adjusted to reflect the impact of tax benefits from being included in WebMD’s consolidated tax return. Prior to September 13, 2001, the results of operations of Porex were excluded from WebMD’s consolidated statements of operations in accordance with EITF No. 87-11, “Allocation of Purchase Price to Assets to be Sold.”

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF WEBMD

      The following table sets forth the effect on WebMD’s loss from continuing operations, basic and diluted loss per common share from continuing operations, weighted average shares outstanding used in computing basic and diluted loss from continuing operations and stockholder’s equity as if the separation from Porex occurred at the beginning of the period presented.

      No WebMD pro forma income statement data is presented because, effective September 13, 2001, the results of operations for Porex are classified as “Net income from discontinued operations” in WebMD’s consolidated statement of operations data. Prior to this date, the results of operations of Porex were excluded from WebMD’s consolidated results of operations in accordance with EITF No. 87-11, “Allocation of Purchase Price to Assets to be Sold.” No WebMD pro forma balance sheet data is presented because Porex is classified as “Asset held for sale” in WebMD’s consolidated balance sheet data.

	Year Ended December 31, 2001
	(in thousands, except per share data)

	Historical	80%(1)		90%(2)		100%(3)

Loss from continuing operations	$(6,689,669)	$	[ ]	$	[ ]	$	[ ]
Basic and diluted loss per common share from continuing operations	$(19.19)	$	[ ]	$	[ ]	$	[ ]
Weighted average shares outstanding used in computing basic and diluted loss from continuing operations	348,570		[ ]		[ ]		[ ]
Stockholder’s equity	$1,238,772	$	[ ]	$	[ ]	$	[ ]

(1)	Represents the pro forma effect if a sufficient number of shares of WebMD shares are exchanged for 80% of the Porex shares owned by WebMD.

(2)	Represents the pro forma effect if a sufficient number of shares of WebMD shares are exchanged for 90% of the Porex shares owned by WebMD.

(3)	Represents the pro forma effect if a sufficient number of shares of WebMD shares are exchanged for 100% of the Porex shares owned by WebMD.

UNAUDITED COMPARATIVE PER SHARE DATA

      The following table presents historical and pro forma per share data for WebMD giving effect to the completion of this exchange offer at an exchange ratio of [     ] Porex shares for each WebMD share. The table should be read in conjunction with WebMD’s selected consolidated financial data and notes thereto and with WebMD’s unaudited pro forma consolidated financial data and notes thereto, appearing elsewhere in this Prospectus, as of and for the year ended December 31, 2001.

	Year Ended
WEBMD	December 31, 2001

Earnings per share:
Loss from continuing operations per share, basic and diluted, historical		$(19.19)
Loss from continuing operations per share, basic and diluted, pro forma	$	[	]
Dividends per share		$—
Book value per share, historical		$3.55
Book value per share, pro forma	$	[	]

	Year Ended
POREX	June 30, 2001

Earnings per share(a):
Net income per share, basic and diluted, historical		$0.48
Net income per share, basic and diluted, pro forma	$	[	]
Dividends per share		$2.73
Book value per share, historical		$14.56
Book value per share, pro forma	$	[	]

	Six Months Ended
	December 31, 2001

Earnings per share:
Net income per share, basic and diluted, historical		$0.38
Net income per share, basic and diluted, pro forma	$	[	]
Dividends per share		$—
Book value per share, historical		$15.00
Book value per share, pro forma	$	[	]

Year Ended
Pro Forma Per Share Data	December 31, 2001

Pro forma (equivalent) earnings per share	$	[	]
Loss from continuing operations per share, basic and diluted, pro forma (equivalent)	$	[	]
Book value per share, pro forma (equivalent)	$	[	]

(a) For purposes of the calculation of earnings per share, the Predecessor and Successor results of operations have been combined.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF POREX

      The following discussion should be read in conjunction with Porex’s consolidated financial statements and notes to those statements. The following discussion contains forward-looking statements that reflect Porex’s plans, estimates and beliefs. Porex’s actual results could differ materially from those discussed in forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.” When used in this section, “we,” “our” and “us” refer to Porex and its subsidiaries.

Overview

      Porex is a developer, manufacturer and distributor of proprietary porous and solid plastic products and components with a 40-year history of innovation. Over 70% of Porex’s sales are to customers in healthcare and related markets. Porex’s proprietary technology and manufacturing capabilities enable Porex to produce a wide variety of components that are also used in industrial and consumer applications.

      Porex’s finished products are used in the medical device, life science, research, clinical laboratory and surgical markets. These finished products are sold under Porex’s own brands and customers’ private label brands. Porex also makes components and devices that are incorporated into products of other manufacturers.

Acquisitions

      During the past several years, Porex has completed the following acquisitions:

      Point Plastics, Inc. On July 21, 1998, Medical Manager completed the acquisition of Point Plastics, Inc. for $34.4 million in cash and 832,259 shares of Medical Manager’s common stock. The shares of stock and cash were provided by Medical Manager and recorded as paid-in capital for Porex. Point Plastics, a manufacturing company located in Petaluma, California, designs, manufactures, and distributes injection-molded, disposable laboratory plastics used for liquid handling in the life sciences market. The acquisition was accounted for using the purchase method of accounting, with the purchase price being allocated to assets acquired based on their estimated fair values. The acquisition was completed by Medical Manager and transferred to Porex as a capital contribution on July 21, 1998. Point Plastics’ results of operations have been included in Porex’s financial statements beginning July 21, 1998 and are included in the Bio Products Group.

      The KippGroup. On January 22, 1999, Medical Manager completed the acquisition of The KippGroup for $75,000 in cash and 1,150,028 shares of Medical Manager’s common stock. The shares of stock and cash were provided by Medical Manager and recorded as paid-in capital for Porex. The KippGroup, a manufacturing company located in Ontario, California, designs manufactures and markets injection-molded medical components and finished medical devices. The acquisition was accounted for using the purchase method of accounting with the purchase price being allocated to assets acquired based on their estimated fair values. The acquisition was completed by Medical Manager and transferred to Porex as a capital contribution on January 22, 1999. The KippGroup’s results of operations have been included in Porex’s financial statements beginning January 22, 1999 and are included in the Medical Products Group.

      Mupor. On November 18, 1999, Porex completed the acquisition of Mupor, a manufacturing company located in Alness, Scotland, for $3.0 million in cash. The acquisition was accounted for using the purchase method of accounting with the purchase price being allocated to assets acquired based on their estimated fair values. Mupor is included in the results of operations of the Porous Products Group.

      These acquisitions expanded Porex’s manufacturing capabilities, market opportunities, product offerings and geographic presence. During 2000 and 2001, integration expenses, inefficiencies and infrastructure investment associated with the integration of these businesses, adversely affected Porex’s financial performance.

      Porex also has experienced increasing competitive pressure and a need to be more fully operational on a global basis to meet the demand of customers who have established manufacturing facilities outside the United States. Recent financial performance has also been hindered by slower than expected product development resulting in delays in new product introductions.

      In response to these issues, several operational initiatives have been taken to better position Porex for the future. These initiatives include, among others:

•	plant rationalizations;

•	solidifying its manufacturing presence in Asia; and

•	redeployment of Porex’s European sales and marketing resources and initiatives.

      In connection with its plant rationalization program, Porex closed one of its United Kingdom facilities in January 2001 and its New York facility in November 2001. Porex has also seen a reduction in backorders and overtime expense driven by the resolution of inefficiencies that occurred during the business integration. In addition, the recently acquired Malaysian facility is operational and producing porous plastic and fiber products. Finally, Porex believes the redeployment of its sales and marketing efforts will accelerate its worldwide sales growth as these resources generate new customers and capitalize on international opportunities.

Special Charges

      The financial information presented below includes several charges associated with plant rationalization and other restructuring initiatives and other non-cash charges relating to WebMD stock options held by Porex employees. The following is a summary of these charges which have been reflected in selling, general and administrative expense line for the respective Groups:

•	for the six months ended December 31, 2001: (i) $300,000 associated with the closing of the Porous Product Group’s New York facility and (ii) $462,000 in deferred compensation expense relating to WebMD stock options held by Porex employees;

•	for the fiscal year ended June 30, 2001: (i) $2.1 million associated with closing the Porous Product Group’s New York and United Kingdom facilities, (ii) $612,000 associated with the write-down of obsolete equipment at the Bio Products Group, (iii) $380,000 write-down of obsolete equipment at the Medical Products Group, (iv) $206,000 write-down of obsolete equipment at the Surgical Products Group and (v) $1.8 million in deferred compensation expense relating to WebMD stock options held by Porex employees; and

•	for the fiscal year ended June 30, 2000: $1.9 million associated with the closing of the Bio Product Group’s Georgia facility and the transfer of its operations to its California facilities.

      The charges relating to the consolidation of facilities referred to above included, among other things, costs relating to (a) severance payments to terminated employees, (b) the termination of operating leases and (c) the write-down of obsolete equipment.

Operating Segments

      Porex’s operations are organized into four business segments: the Porous Products Group, the Bio Products Group, the Medical Products Group and the Surgical Products Group.

•	The Porous Products Group designs, manufactures and markets porous plastic components used to control the flow of fluids and gases used in a variety of applications. These components are primarily incorporated into or used with products of other manufacturers.

•	The Bio Products Group designs, manufactures and markets disposable plastic laboratory products, including pipette tips, test tubes and closure devices. The products are used for liquid handling and other critical applications, such as sample collection, preparation and storage that are used in the research and clinical laboratory and life science markets.

•	The Medical Products Group designs, manufactures and markets injection-molded medical components and finished medical devices. These components and devices are primarily incorporated into or used with the products of other manufacturers. The Medical Products Group also provides design services to medical device companies and designs and fabricates molds for internal use and outside sales.

•	The Surgical Products Group designs, manufactures and markets sterile surgical products for use in hospitals, clinics and private practices, including surgical implants used in reconstructive and aesthetic surgery for the head and face.

      Porex evaluates the performance of its business segments based primarily upon sales, cost of sales and selling, general and administrative expenses. The accounting policies of the segments are the same as the accounting policies for the consolidated company. Porex generally records inter-segment revenues at rates comparable to those charged to third parties for comparable services.

Results of Operations

      On September 12, 2000, Medical Manager was acquired by WebMD through the exchange of 2.5 shares of WebMD common stock for each share of Medical Manager common stock. The acquisition of Medical Manager was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to Porex’s tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. Therefore, the accompanying consolidated financial data for the periods before and after the acquisition date primarily reflects differences in the amount of goodwill amortization as a result of the change in fair values discussed above.

      The following table sets forth for the periods indicated (i) the percentage which certain items in the financial statements of Porex bear to net sales and (ii) the percentage change in the dollar amount of such items from period to period. For purposes of this discussion, the Predecessor and Successor results of operations have been combined.

	Percentage of Net Sales					Percentage Increase (Decrease)

								Six Months
						Year Ended		Ended
				Six Months		June 30,		December 31,
				Ended
	Year Ended June 30,			December 31,		2000	2001	2001
						vs	vs	vs
	1999	2000	2001	2000	2001	1999	2000	2000

Net sales	100%	100%	100%	100%	100%	24.0%	-2.0%	0.3%
Cost of sales	54.1%	55.6%	59.7%	59.9%	61.0%	27.5%	5.3%	2.2%
Selling, general and administrative	22.2%	23.8%	30.1%	33.5%	23.9%	32.8%	23.8%	-28.4%

Total costs and expenses	76.3%	79.4%	89.8%	93.4%	84.9%	29.0%	10.9%	-8.8%

Operating income/loss	23.7%	20.6%	10.2%	6.6%	15.1%	7.7%	-51.4%	127.8%
Other income, net	1.3%	3.8%	0.8%	0.8%	0.6%	255.3%	-80.3%	-23.5%

Income before provision for income taxes	25.0%	24.4%	11.0%	7.4%	15.7%	20.8%	-55.9%	111.6%
Provision for income taxes	-10.4%	-10.0%	-5.0%	-3.7%	-6.0%	19.3%	-50.8%	65.0%

Net income/loss	14.6%	14.4%	5.9%	3.8%	9.6%	21.9%	-59.5%	157.1%

Six Months Ended December 31, 2001 Compared to Six Months Ended December 31, 2000

     Net Sales

      Consolidated. Net sales for the six months ended December 31, 2001 increased 0.3% to $59,500,000 from $59,329,000 in the prior year. The prior year included 27 weeks versus 26 weeks in the current year as Porex’s fiscal year ends on the last Saturday of June and includes 53 weeks rather than 52 weeks approximately every five years. Intersegment sales between business units were $1,384,000 and $1,816,000 for the six months ended December 31, 2001 and 2000, respectively, which have been eliminated in consolidation. The decline in intersegment sales was due primarily to the transfer of manufacturing of certain laboratory products from the Medical Products Group to the Bio Products Group in July 2001.

      Porous Products Group. Net sales decreased 0.7% to $27,567,000 from $27,760,000 in the prior year. Excluding the effect of the extra week in the prior year, net sales increased by $850,000 or 3.2%. This increase in sales was due primarily to an increase in sales of components such as pipette tip filters and components for medical diagnostic products to customers in the healthcare market and an increase in sales of fragrance release products to customers in the consumer market. This increase in sales was partially offset by a decline in sales to customers in the writing instrument and industrial markets. The decline in net sales in the writing instrument market is the result of the consolidation of writing instrument manufacturers through merger or acquisition resulting in Porex no longer being the primary supplier for certain product lines. In addition, Porex has experienced a decline in net sales in the writing instrument market as a result of a decrease in consumer demand for certain specialty products which have short product life cycles. Porex believes the decline in sales of industrial products has been due primarily to a decrease in sales of pneumatic components to United States based manufacturers who have lost market share to foreign manufacturers.

      Bio Products Group. Net sales decreased 3.2% to $14,683,000 from $15,167,000 in the prior year. Excluding the effect of the extra week in the prior year, net sales increased by $77,000 or 0.5%. This increase in sales was due primarily to an increase in sales of private label products.

      Medical Products Group. Net sales increased 2.9% to $15,157,000 from $14,731,000 in the prior year. Excluding the effect of the extra week in the prior year, net sales increased by $965,000 or 6.8%. The increase in sales was due primarily to an increase in sales of certain components and devices in the KippMed proprietary product line, such as the NACTM, the Spin Lock and the two and three port manifold products, which was partially offset by a decrease in custom molding products and tooling sales.

      Surgical Products Group. Net sales decreased 0.3% to $3,477,000 from $3,487,000 in the prior year. Excluding the effect of the extra week in the prior year, net sales increased by $118,000 or 3.5%. The increase in sales was due primarily to the increase in sales of our Medpor implant products. This increase is below historical levels due primarily to reduced surgeon travel to medical meetings and trade shows where new products are introduced and a temporary reduction of our domestic field sales force, composed primarily of independent sales representatives. Our field sales coverage was adversely impacted as a result of the timing of the replacement of certain of these representatives with either new representatives or in-house sales personnel.

     Cost of Sales

      Consolidated. Cost of sales includes raw materials, direct labor and manufacturing overheads such as fringe benefit costs, depreciation, indirect labor and product development. Cost of sales for the six months ended December 31, 2001 increased 2.2% to $36,321,000 from $35,525,000 in the prior year. As a percent of net sales, cost of sales for the six months remained relatively constant at 61.0% as compared to 59.9% in the prior year. The following information relating to Porex’s business units includes cost of sales related to intersegment sales between the business units of $1,329,000 and $1,759,000 for the six months ended December 31, 2001 and 2000, respectively, which have been eliminated in consolidation.

      Porous Products Group. Cost of sales increased 3.6% to $15,730,000 from $15,189,000 in the prior year. The increase was due primarily to higher energy costs resulting from the deregulation of natural gas in the State of Georgia and, to a lesser extent, an increase in health insurance costs and an increase in research and development costs relating to new products and materials. As a percent of net sales, cost of sales increased to 57.1% from 54.7% due primarily to the increase in costs noted above.

      Bio Products Group. Cost of sales increased 1.4% to $10,219,000 from $10,080,000 in the prior year. The increase was due primarily to an increase in energy costs in the State of California offset by lower manufacturing costs associated with the lower sales. As a percent of net sales, cost of sales increased to 69.6% from 66.5%. This percentage increase was due primarily to the increase in costs noted above and the effect of fixed overhead costs which did not vary as a result of lower sales during the period.

      Medical Products Group. Cost of sales decreased 3.9% to $10,821,000 from $11,259,000 in the prior year. This decrease was due primarily to a reduction in overtime salaries and the use of temporary labor relating to a change to three 8-hour production shifts and a decrease in direct manufacturing costs relating to the transfer of manufacturing of certain laboratory products to the Bio Products Group. This reduction in costs was partially offset by increases in energy costs in the State of California. As a percent of net sales, cost of sales decreased to 71.4% from 76.4% due primarily to the decrease in costs noted above and an increase in sales of higher margin medical devices.

      Surgical Products Group. Cost of sales increased 16.4% to $880,000 from $756,000 in the prior year. The increase was due primarily to an increase in fixed overhead costs as a result of the Surgical Products Group’s move into a larger facility in January 2001. As a percent of net sales, cost of sales increased to 25.3% from 21.7% due primarily to the increase in costs noted above.

     Selling, General and Administrative

      Consolidated. Selling, general and administrative expenses include salaries, fringe benefit costs, incentive expenses, sales commissions, travel, entertainment, insurance, legal, insurance and advertising costs. Selling, general and administrative expenses for the six months ended December 31, 2001 decreased 28.4% to $14,221,000 from $19,871,000 in the prior year. Excluding restructuring and impairment charges and deferred compensation expense, selling, general and administrative expenses decreased 15.9% to $13,459,000 from $15,996,000 in the prior year.

      Porous Products Group. Selling, general and administrative expenses decreased 35.7% to $4,542,000 from $7,062,000 in the prior year. The prior year included charges associated with closing the New York and U.K. facilities and a write-down of obsolete equipment. Excluding these charges, selling, general and administrative expenses decreased 14.8% to $4,242,000 from $4,980,000 in the prior year due primarily to the closing of sales offices in Asia and Europe and a reduction in travel, entertainment and advertising costs.

      Bio Products Group. Selling, general and administrative expenses decreased 34.9% to $2,687,000 from $4,126,000 in the prior year. The prior year included charges associated with the write-down of obsolete equipment. Excluding these charges, selling, general and administrative expenses decreased 23.5% to $2,687,000 from $3,513,000 in the prior year due primarily to a decrease in sales and marketing expenses associated with the closing of sales offices in Asia and Europe and a reduction in travel, entertainment, advertising and trade show expenses.

      Medical Products Group. Selling, general and administrative expenses decreased 19.2% to $2,701,000 from $3,341,000 in the prior year. The prior year included charges associated with the write-down of obsolete equipment. Excluding these charges, selling, general and administrative expenses decreased 8.8% to $2,701,000 from $2,963,000 in the prior year due primarily to a reduction in amortization of intangible assets resulting from a write-down of goodwill in September 2000 in connection with the acquisition of Medical Manager by WebMD.

      Surgical Products Group. Selling, general and administrative expenses decreased 19.9% to $1,608,000 from $2,008,000 in the prior year. The prior year included charges associated with the write-down of obsolete equipment. Excluding these charges, selling, general and administrative expenses decreased 14.5% to $1,609,000 from $1,882,000 in the prior year due to a reduction in sales commissions paid to independent sales representatives, a reduction in sales and marketing personnel and a reduction in travel and trade show expense.

      Corporate. Selling, general and administrative expenses decreased 19.3% to $2,738,000 from $3,392,000 in the prior year due primarily to a decrease in payroll and benefits costs, recruiting and other employment fees and travel expenses, relating to a reduction in personnel.

     Other

      Other income, net, which is comprised primarily of interest income for the six months ended December 31, 2001, decreased 23.5% to $361,000 from $472,000 in the prior year due to reduced cash available for investment after the payment of a dividend to WebMD and lower interest rates earned on investments.

      The effective tax rate for the six months ended December 31, 2001 decreased to 38.6% from 49.4% in the prior year. This reduction was primarily due to the effect of non-deductible goodwill amortization and the foreign tax rate differential on higher pre-tax income in the six months ended December 31, 2001.

     Fiscal 2001 Compared to Fiscal 2000

     Net Sales

      Consolidated. Net sales for the year ended June 30, 2001 decreased 2.0% to $120,854,000 from $123,264,000 in the prior year. The following information as to Porex’s business units includes intersegment sales between the business units of $3,715,000 and $2,068,000 for the years ended June 30, 2001 and 2000, respectively, which have been eliminated in consolidation. The increase in intersegment sales was due primarily to an increase in sales of certain laboratory products manufactured by the Medical Products Group and sold to the Bio Products Group. The decrease in net sales includes the negative effect of approximately $1,450,000 resulting from the effect of foreign currency translation. See “— Critical Accounting Policies and Estimates” for further information related to foreign currency exchange effects.

      Porous Products Group. Net sales decreased 2.4% to $56,177,000 from $57,564,000 in the prior year. The decrease in sales was due primarily to a decline in sales to customers in the writing instrument market and the effect of a weakening economy on the sale of products in industrial market. The decline in sales in the writing instrument market was due primarily to the consolidation of writing instrument manufacturers discussed above. In addition, Porex has experienced a decline in net sales in the writing instrument market as a result of a decrease in consumer demand for certain specialty products which have short product life cycles.

      Bio Products Group. Net sales decreased 7.0% to $32,146,000 from $34,556,000 in the prior year. The decrease in sales was due primarily to a multi-year contract that the Bio Products Group entered into with a national distribution customer, which contemplated the phase out of sales of certain products after the first year of the contract period. The decrease in sales was also due to the transfer of manufacturing of certain laboratory products, previously manufactured by the Bio Products Group, to the Medical Products Group.

      Medical Products Group. Net sales increased 7.7% to $29,190,000 from $27,098,000 in the prior year. The increase was primarily due to the increase in sales of new components and medical device products such as the NACTM and manifold product lines. This increase was offset partially by a decrease in tooling sales as part of a planned shift in sales and marketing resources to its proprietary KippMed line of components and medical devices.

      Surgical Products Group. Net sales increased 15.4% to $7,056,000 from $6,114,000 in the prior year. The increase was due to growth of MEDPOR® implants driven by the introduction of new implant designs and an increase in sales to customers in international markets.

     Cost of Sales

      Consolidated. Cost of sales for the year ended June 30, 2001 increased 5.3% to $72,138,000 from $68,499,000 in the prior year. As a percentage of net sales, cost of sales for the year increased to 59.7% from 55.6%. The following information relating to Porex’s business units includes cost of sales related to sales between the business units of $3,554,000 and $1,951,000 for the years ended June 30, 2001 and 2000, respectively, which have been eliminated in consolidation.

      Porous Products Group. Cost of sales increased 8.9% to $31,459,000 from $28,875,000 in the prior year. The increase was due primarily to an increase in development personnel and an increase in costs associated with new development projects designed to increase future sales growth utilizing new porous technology and new applications. Also contributing to the increase in costs was an increase in energy costs due to deregulation in the State of Georgia. As a percent of net sales, cost of sales increased to 56.0% from 50.2% due primarily to the increase in costs noted above.

      Bio Products Group. Cost of sales decreased 4.5% to $20,978,000 from $21,970,000 in the prior year. The decrease was due to lower direct manufacturing costs associated with the decline in sales and a reduction in manufacturing overhead expenses, relating primarily to the consolidation of the Georgia facility into the California operation in the third quarter of fiscal 2000. As a percent of net sales, cost of sales increased to 65.3% from 63.6% due primarily to fixed overhead costs which did not vary as a result of the lower sales during the current year.

      Medical Products Group. Cost of sales increased 19.6% to $21,662,000 from $18,115,000 in the prior year. The increase was primarily due to an increase in costs associated with the transfer to the Medical Products Group of manufacturing of certain laboratory products previously manufactured by the Bio Products Group. Also contributing to the increase in costs was an increase in rent associated with the addition of a third manufacturing facility and higher energy costs in the second half of the current year. As a percent of net sales, cost of sales increased to 74.2% from 66.8% due to the increase in costs noted above.

      Surgical Products Group. Cost of sales increased 6.9% to $1,593,000 from $1,490,000 in the prior year. The increase was due to the increase in sales and an increase in costs associated with the Surgical Products Group’s move to a new facility in January 2001. As a percent of net sales, cost of sales decreased to 22.6% from 24.4% due to production efficiencies and purchase discounts from larger inventory order quantities made possible by the larger facility.

     Selling, General and Administrative

      Consolidated. Selling, general and administrative expenses for the year ended June 30, 2001 increased 23.8% to $36,381,000 from $29,389,000 in the prior year. This increase was due primarily to charges relating to the consolidation of facilities, the write-down of obsolete equipment and deferred compensation expense relating to WebMD stock options held by Porex employees. The charges relating to the consolidation of facilities included severance costs, lease exit costs, and the write-down of obsolete equipment related to (a) the closure of plants in New York and the United Kingdom and (b) the transfer of manufacturing of certain products from the Bio Products Group to the Medical Products Group. As a percent of net sales, selling, general and administrative expenses for the year increased to 30.1% from 23.8%.

      Porous Products Group. Selling, general and administrative expenses increased 56.3% to $11,915,000 from $7,623,000 in the prior year. Excluding restructuring charges associated with closing the New York and U.K. facilities and, equipment impairment charges, selling, general and administrative expenses increased 35.4% to $9,833,000 from $7,623,000 in the prior year. The increase was due primarily to additional goodwill amortization relating to the increase in goodwill and other intangible assets in September 2000, in connection with the acquisition of Medical Manager by WebMD. Also contributing to this increase were additional costs relating to the filing and maintenance of several new patents and to a lesser extent, additional expenses relating to the establishment of sales offices in Europe and Asia.

      Bio Products Group. Selling, general and administrative expenses decreased 15.8% to $7,221,000 from $8,575,000 in the prior year. Excluding equipment impairment charges in the current year and restructuring charges associated with consolidating the Georgia operations into California facility in the prior year, selling, general and administrative expenses decreased 1.0% to $6,610,000 from $6,678,000 in the prior year. The decrease was due to the reduction of fixed overhead costs associated with the consolidation of operations discussed above and a decrease in goodwill amortization charges relating to a decrease in goodwill in September 2000, in connection with the acquisition of Medical Manager by WebMD. This decrease was partially offset by additional costs of opening sales offices in Asia and Europe, additional sales personnel in the United States and an increase in advertising expenses associated with the launch of certain new products.

      Medical Products Group. Selling, general and administrative expenses increased 14.2% to $6,059,000 from $5,306,000 in the prior year. Excluding equipment impairment charges, selling, general and administrative expenses increased 7.0% to $5,678,000 from $5,306,000 in the prior year due primarily to an increase in costs associated with the lease of a new facility and the addition of sales and marketing personnel.

      Surgical Products Group. Selling, general and administrative expenses increased 29.9% to $3,745,000 from $2,882,000 in the prior year. Excluding equipment impairment charges, selling, general and administrative expenses increased 25.5% to $3,618,000 from $2,882,000 in the prior year due primarily to an increase in advertising and trade show costs associated with the introduction of the new NovaBone-C/M® Biomaterial product and the addition of sales personnel.

      Corporate. Selling, general and administrative expenses increased 48.5% to $7,600,000 from $5,119,000 in the prior year due primarily to $1,777,000 of deferred compensation expense relating to WebMD stock options held by Porex employees.

     Other

      Other income, net, which is comprised primarily of interest income for the year ended June 30, 2001, decreased 80.3% to $923,000 from $4,683,000 in the prior year due to (a) reduced cash available for investment following the payment of a $41,000,000 dividend to WebMD in the first quarter of fiscal 2001 and (b) a $2,269,000 gain on the termination of Porex’s pension plan recognized in the prior year.

      The effective tax rate for the year ended June 30, 2001 increased to 45.9% from 41.1% in the prior year. This increase was primarily due to the effect of non-deductible goodwill amortization and the foreign tax rate differential on lower pre-tax income for the year ended June 30, 2001.

     Fiscal 2000 Compared to Fiscal 1999

     Net Sales

      Consolidated. Net sales for the year ended June 30, 2000 increased 24.0% to $123,264,000 from $99,430,000 in the prior year. The increase was due primarily to the acquisition of The KippGroup in January 1999 for which a full year of operating results is included in the current fiscal year as compared to only five months of operating results in the prior fiscal year. The following information relating to Porex’s business units includes intercompany sales between the business units of $2,068,000 and $846,000 for the years ended June 30, 2000 and 1999, respectively, which have been eliminated in consolidation. The increase in net sales includes the negative effect of approximately $1,188,000 due to the effect of foreign currency translation. See “— Critical Accounting Policies and Estimates” for further information regarding foreign currency exchange.

      Porous Products Group. Net sales increased 2.6% to $57,564,000 from $56,115,000 in the prior year. The increase was due primarily to an increase in sales of components for medical diagnostic products. This increase was partially offset by the loss of a consumer market customer in the second half of fiscal 2000 due to a change in product requirements and a general decrease in sales of writing instrument components due to the industry consolidation previously discussed.

      Bio Products Group. Net sales increased 14.0% to $34,556,000 from $30,325,000 in the prior year. The increase in sales was due primarily to the Bio Products Group entering into a multi-year distribution agreement to provide a full range of private label products to a customer that accounted for approximately $3,760,000 of new sales during fiscal 2000.

      Medical Products Group. Net sales increased 205.5% to $27,098,000 from $8,869,000 in the prior year. The Medical Products Group was formed following the acquisition of The KippGroup in January 1999 and accordingly, fiscal 1999 included only five months of sales.

      Surgical Products Group. Net sales increased 23.1% to $6,114,000 from $4,967,000 in the prior year. The increase was attributable to growth of MEDPOR products resulting from the introduction of new implant designs.

     Cost of Sales

      Consolidated. Cost of sales for the year ended June 30, 2000 increased 27.5% to $68,499,000 from $53,745,000 in the prior year. This increase was due primarily to the inclusion, in the current year, of a full year of operations of The KippGroup acquired in January 1999. As a percentage of net sales, cost of sales for the year increased to 55.6% from 54.1%. The following information relating to Porex’s business units includes cost of sales related to sales between the business units of $1,951,000 and $666,000 for the years ended June 30, 2000 and 1999, respectively, which have been eliminated in consolidation.

      Porous Products Group. Cost of sales increased 4.2% to $28,875,000 from $27,715,000 in the prior year. The increase was primarily due to the increase in research, development and engineering personnel and resources. As a percent of net sales, cost of sales increased to 50.2% from 49.4% due primarily to the increase in costs noted above.

      Bio Products Group. Cost of sales increased 14.0% to $21,970,000 from $19,272,000 in the prior year. The increase was associated with the increase in sales volume. As a percent of net sales, cost of sales remained constant at 63.6% as compared to the prior year.

      Medical Products Group. Cost of sales increased 193.8% to $18,115,000 from $6,166,000 in the prior year. The increase was due primarily to the inclusion, in the current year, of a full year of operations of The KippGroup acquired in January 1999. As a percent of net sales, cost of sales decreased to 66.8% from 69.5%.

      Surgical Products Group. Cost of sales increased 18.4% to $1,490,000 from $1,258,000 in the prior year. The increase was due to the higher sales volume. As a percent of net sales, cost of sales decreased to 24.4% from 25.3% due to the effect of fixed overhead costs which did not vary with the increase in sales.

     Selling, General and Administrative

      Consolidated. Selling, general and administrative expenses for the year ended June 30, 2000 increased 32.8% to $29,389,000 from $22,123,000 in the prior year. This increase was due primarily to the inclusion, in the current year, of a full year of operations of The KippGroup acquired in January 1999. Also contributing to this increase was a restructuring charge related to the consolidation of manufacturing operations in the Bio Products Group and additional sales and marketing related expenses. As a percent of net sales, selling, general and administrative expenses for the year increased to 23.8% from 22.2%.

      Porous Products Group. Selling, general and administrative expenses increased 3.6% to $7,623,000 from $7,362,000 in the prior year. The increase was due primarily to the addition of marketing personnel in the United States and the opening of a sales office in Asia.

      Bio Products Group. Selling, general and administrative expenses increased 52.4% to $8,575,000 from $5,628,000 in the prior year. Excluding the restructuring charges associated with consolidating the Georgia operations into California facilities, selling, general and administrative expenses increased 18.7% to $6,678,000 from $5,628,000 in the prior year. The increase was primarily due to costs associated with the opening of a sales office in Asia, the addition of sales personnel and additional costs related to a new operating facility.

      Medical Products Group. Selling, general and administrative expenses increased 161.7% to $5,306,000 from $2,028,000 in the prior year. The increase was primarily due to the inclusion, in the current year, of a full year of operations of The KippGroup acquired in January 1999.

      Surgical Products Group. Selling, general and administrative expenses increased 18.1% to $2,882,000 from $2,440,000 in the prior year. The increase was due primarily to an increase in sales & marketing personnel and increased sales commissions on the higher sales volume.

      Corporate. Selling, general and administrative expenses increased 5.7% to $5,119,000 from $4,845,000 in the prior year due primarily to an increase in costs associated with an increase in personnel.

     Other

      Other income, net, for the year ended June 30, 2000, increased 255.3% to $4,683,000 from $1,318,000 in the prior year due primarily to a $2,269,000 gain on the termination of Porex’s pension plan.

      The effective tax rate of 41.1% for the year ended June 30, 2000 remained relatively constant as compared to the prior year.

Capital Resources and Liquidity

      Porex had cash and cash equivalents of $33,262,000 and $24,871,000 at December 31, 2001 and June 30, 2001, respectively. The increase of $8,391,000 for the six months ended December 31, 2001 was due primarily to cash provided by operating activities of $10,940,000. Cash provided from operating activities has been, and is expected to continue to be, Porex’s primary source of funds. Net cash used for investing activities of $2,868,000 for the six months ended December 31, 2001 consisted of $2,961,000 of capital expenditures. In March 2002, Porex paid a cash dividend of $6,355,000 to WebMD.

      Porex had cash and cash equivalents of $24,871,000 and $26,946,000 at June 30, 2001 and 2000, respectively. The decrease of $2,075,000 for the fiscal 2001 year was a result of a $41,000,000 cash dividend paid to WebMD, partially offset by cash provided from operating activities of $25,922,000 and cash provided from investing activities of $13,846,000. In fiscal 2001, cash provided by investing activities consisted of $22,893,000 from the sale of debt securities held to maturity, partially offset by capital expenditures of $8,978,000.

      Porex had cash and cash equivalents of $26,946,000 and $19,396,000 at June 30, 2000 and 1999, respectively. The increase of $7,550,000 for the fiscal 2000 year was a result of cash generated from operating activities of $23,299,000, partially offset by cash used for investing activities of $13,480,000. Cash used for investing activities included $8,415,000 of capital expenditures and the purchase of debt securities of $4,416,000.

      Prior to the completion of this exchange offer, it is contemplated that Porex will pay a dividend of $[          ] to WebMD.

      As of December 31, 2001, Porex did not have any material commitments for capital expenditures. Porex’s principal commitments at June 30, 2001 consisted primarily of obligations under operating leases, long-term debt and capital lease agreements.

Year Ended June 30,	Operating Leases	Long-term debt and capital leases

	(in thousands)
2002	$2,080	$322
2003	1,687	6,752
2004	1,671	224
2005	977	221
2006	952	206
Thereafter	2,857	319

      Porex believes that it will have sufficient cash resources to meet its presently anticipated working capital and capital expenditure requirements for the foreseeable future.

Quantitative and Qualitative Disclosure About Market Risk

      In the normal course of business, Porex is exposed to fluctuations in foreign currency exchange rates, primarily the U.S. dollar against the Euro. This exposure arises primarily as a result of translating the results of its foreign operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the fiscal period. Porex has not used financial derivatives to hedge against currency fluctuations. Foreign currency translation gains (losses) for the fiscal years ended June 30, 2000 and 2001 and the six-months ended December 31, 2001 were $(969,000), $(1,750,000) and $482,000, respectively.

Critical Accounting Policies and Estimates

      The discussion and analysis of Porex’s financial condition and results of operations in this Prospectus are based upon Porex’s consolidated financial statements and the related notes thereto, which were prepared in conformity with generally accepted accounting principles in the United States. The preparation of the financial statements requires Porex to make estimates and assumptions that affect the amounts reported in the financial statements. Porex based its estimates on historical experience, current business factors, and various other assumptions that it believes are necessary to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

      Porex evaluates its estimates on an ongoing basis, including those related to revenue recognition, inventories, and long-lived assets including goodwill and other intangible assets. A complete list of Porex’s significant accounting policies is contained in Note 1 of Porex’s consolidated financial statements and the related notes thereto included elsewhere in this Prospectus.

      Revenue Recognition. For standard products, revenue is recognized upon shipment of product, net of sales returns and allowances, in accordance with Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” and SFAS No. 48 “Revenue Recognition When Right of Return Exists.” These statements established that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable and collection is considered probable. Appropriate reserves are established for anticipated returns and allowances based on past experience. For sales of molds by the Medical Products Group, revenue is recognized upon completion and customer acceptance. The amount of cash received at the time a customer’s order is placed is recorded as a deposit liability. The deposit liability is reversed at the time revenue is recognized. Freight charged to customers is included in net sales in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs.” Total freight revenue was $554,000 and $256,000 for the fiscal year ended June 30, 2001 and the six months ended December 31, 2001, respectively.

      Long-Lived Assets. Porex’s long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the several acquisitions Porex has made and from the acquisition by WebMD of Medical Manager. The amount assigned to intangible assets is subjective and based on its estimates of the future benefit of the intangible asset using accepted valuation techniques, such as discounted cash flow and replacement cost models. Porex’s long-lived assets are amortized over their estimated useful lives, which Porex determined based on the consideration of several factors including the period of time the asset is expected to remain in service. Porex evaluates the carrying value of long-lived assets whenever indicators of impairment are present. Other unknown future indications of possible impairment charges, such as a significant downturn in one of its business segments or general economic conditions, could result in an assessment of its long-lived assets for impairment and could result in an additional impairment charge in the future. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will be assessed for impairment issues on at least an annual basis.

      Inventories. Inventories are stated at the lower of cost or market value using the first-in, first-out (FIFO) basis. Cost includes raw materials, direct labor and manufacturing and development overhead, which are based primarily on the standard costs to produce Porex’s products. Standard costs are estimates by management, based upon the actual costs to manufacture Porex’s products. These standard costs are reviewed and updated periodically to reflect changes in Porex’s actual manufacturing costs. Market value is based on current replacement cost for raw materials and supplies and on net realizable value for work-in-process and finished goods. Porex maintains an appropriate reserve for possible obsolete inventory and slow moving inventory based on historic usage, anticipated demand and market conditions as determined by management.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Since Porex did not hold any derivative instruments during fiscal 1999, 2000 or 2001, SFAS No. 133 has not had any impact on Porex’s financial condition or results of operations.

      On July 20, 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Porex is required to adopt these pronouncements beginning July 1, 2003. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 changes the accounting for goodwill and other intangible assets. Goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. All other acquired intangibles should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the acquirer’s intent to do so. Other intangibles will be amortized over their useful lives. Porex is currently evaluating the impact of this statement based on, among other things, the fair value of the Porex shares exchanged in connection with this exchange offer. See “Separation of Porex from WebMD — Effects of This Exchange Offer — Accounting Treatment.”

      In June 2001, the FASB issued SFAS No. 143, “Accounting For Asset Retirement Obligations.” SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that asset retirement obligations that are identifiable upon acquisition and construction and during the operating life of a long-lived asset, be recorded as a liability using the present value of the estimated cash flows. A corresponding amount would be capitalized as part of the asset’s carrying amount and amortized to expense over the asset’s useful life. Porex does not believe the adoption of SFAS No. 143 will have a material impact on the financial condition or results of operations of the Porex.

      On August 1, 2001, the FASB issued SFAS No. 144, “Accounting For Impairment of Long-Lived Assets.” Porex is required to adopt this pronouncement beginning July 1, 2003. SFAS No. 144 prescribes the accounting for long-lived assets (excluding goodwill) to be disposed of by sale. SFAS No. 144 retains the requirement of SFAS No. 121 to measure long-lived assets classified as held for sale at the lower of its carrying value or fair market value less the cost to sell. Therefore, discontinued operations are no longer measured on a net realizable basis, and future operating results are no longer recognized before they occur. The impact of adopting SFAS No. 144 will not have a material impact on Porex’s financial condition or results of operations.

BUSINESS OF POREX

Overview

      Porex is a developer, manufacturer and distributor of proprietary porous and solid plastic products and components. Porex’s finished products are used in the medical device, life science, research, clinical laboratory and surgical markets. These finished products are sold under Porex’s own brand and its customers’ private label brands. Porex also makes components and devices that are incorporated into products of other manufacturers. Porex’s proprietary technology and manufacturing capabilities enable it to produce a wide variety of components that are used in industrial and consumer applications.

      Porex’s operations are organized into four business segments: the Porous Products Group, the Bio Products Group, the Medical Products Group and the Surgical Products Group.

•	The Porous Products Group designs, manufactures and markets porous plastic components used to control the flow of fluids and gases in a variety of applications. These components are primarily incorporated into or used with products of other manufacturers. These products represented approximately $56.2 million, or 45%, of Porex’s net sales for the 2001 fiscal year.

•	The Bio Products Group designs, manufactures and markets disposable plastic laboratory products, including pipette tips, test tubes and closure devices. The products are used for liquid handling and other critical applications, such as sample collection, preparation and storage, that are used in the research and clinical laboratory and life science markets. These products represented approximately $32.2 million, or 26%, of Porex’s net sales for the 2001 fiscal year.

•	The Medical Products Group designs, manufactures and markets injection-molded medical components and finished medical devices. These components and devices are primarily incorporated into or used with the products of other manufacturers. The Medical Products Group also provides design services to medical device companies and designs and fabricates molds for internal use and outside sales. These products and services represented approximately $29.2 million, or 23%, of Porex’s net sales for the 2001 fiscal year.

•	The Surgical Products Group designs, manufactures and markets sterile surgical products for use in hospitals, clinics and private practices, including surgical implants used in implant reconstructive and aesthetic surgery of the head and face. These products represented approximately $7.1 million, or 6%, of Porex’s net sales for the 2001 fiscal year.

      While the groups’ operations are separate, they seek to take advantage of potential synergies between them and their combined design and manufacturing expertise and distribution capabilities when needed.

      Porex expects to continue its efforts to develop new porous and solid plastic products and technologies. Porex also intends to try to develop new porous structures using other materials such as fiber and membranes, which are preferred in certain applications over Porex’s porous plastic materials. In addition, Porex may acquire businesses with products and technologies that complement its current product offerings or that would assist Porex in its efforts to enter additional markets.

      Porex is a global business with manufacturing operations in North America, Europe and Asia. Porex’s global sales and customer service network markets its products to customers in more than 65 countries. Over 70% of Porex’s sales are to customers in healthcare and related markets. For the fiscal year ended June 30, 2001, Porex derived approximately 69% of its revenues from the United States, 19% from Europe, 9% from Asia and 3% from Canada and Latin America. In addition, Porex has a diverse customer base of over 2,000 customers from healthcare, consumer and industrial product markets. In the 2001 fiscal year, Porex’s ten most significant customers accounted for approximately 25% of Porex’s net sales and no single customer represented more than 5% of Porex’s net sales.

      Porex intends to pursue growth opportunities in international markets. Porex believes that there are significant opportunities in international markets for numerous porous and solid plastic products and applications that have proven effective in the United States. In addition, Porex intends to introduce into markets outside the United States porous plastic alternatives to higher-cost or lower-performing products made from other media. Porex also intends to try to increase its international sales by selectively expanding its distribution and manufacturing capabilities outside the United States.

Porous Products Group

      Introduction. The Porous Products Group is a leading developer, manufacturer and distributor of porous plastic products, with a 40-year operating history. The Porous Products Group designs porous plastic components according to the specifications of other manufacturers for use in their products. The Porous Products Group also produces finished products for the pneumatics and clinical laboratory markets. These components and finished products are used in healthcare, consumer and industrial applications. The Porous Products Group has a diverse customer base of over 600 customers for its porous plastic products.

      Porous Plastics. Porous plastics are permeable plastic structures having omni-directional (porous in all directions) inter-connecting pores to permit the flow of fluids and gases. These pores, depending upon the number and size, control the flow of liquids and gases. The Porous Products Group manufactures porous plastics with pore sizes between approximately 1 and 500 micrometers. One micrometer is equal to one-millionth of a meter; an object of 40 micrometers in size is about as small as can be discerned by the naked eye. The Porous Products Group’s ability to control pore size provides the opportunity to serve numerous applications, including:

•	Filtering. In filtration applications, the omni-directional, inter-connecting pore structure acts as both a surface filter and a depth filter. The structure acts as a surface filter by trapping particles larger than its average pore size and as a depth filter by trapping much smaller particles deep in its complex channels. Unlike the direct passages in woven synthetic materials and metal screens, the pores in porous plastics join to form many tortuous paths. Examples include: filters for drinking water purification, air filters, fuel filters for power tools and appliances and other liquid filters for clarification of drugs, blood separation and chemicals.

•	Venting. In venting applications, the omni-directional, inter-connecting pore structure allows gases to easily escape while retaining fluids. Examples include: vents for medical devices, printers and automotive batteries; and caps and closures.

•	Wicking. When used as a wicking device, the open-celled pore structure creates capillary channels for liquid transfer allowing fluid to flow, or wick, from a reservoir. Examples include: nibs or tips for writing instruments, such as highlighters and coloring markers; fluid delivery components for printers and copiers; fragrance wicks; and absorbent media for diagnostic testing.

•	Diffusing. When used in diffusion applications, porous plastic components emit a multitude of small, evenly distributed bubbles. Examples include: air diffusers for fermentation, metal finishing and plating.

•	Muffling. In muffling applications, exhaust air is channeled through a tortuous path, causing significant sound reduction by breaking up and diffusing the sound waves. Examples include: industrial mufflers for pneumatic equipment.

      Porous plastic products can be manufactured from several thermoplastic raw materials. The Porous Products Group produces porous plastic components and products in its own manufacturing facilities, which are equipped to manufacture products for its customers in custom-molded shapes, sheets, tubes or rods, depending on customer needs. In general, the manufacturing process is characterized by two stages. The first stage involves material preparation, which includes raw material selection, particle sizing and material blending to obtain the desired rigidity, porosity and other specific needs of the finished component. The second stage involves molding the raw material into the required shape. The Porous Products Group’s ability to mold strong, complex designs for use in automated manufacturing equipment has allowed its products to compete successfully with alternative media.

      The Porous Products Group is a technological leader in the design and manufacture of porous plastic products. Through 40 years of experience, the Porous Products Group has developed extensive proprietary technologies, including the design of its molding machines and molds. The Porous Products Group’s proprietary processes include raw material selection and blending and preparation of the raw materials into specific types of porous plastic. The Porous Products Group has a manufacturing facility located in the United States and additional facilities in the United Kingdom, Malaysia and Germany.

      Porous plastics can be a cost-effective and high quality alternative to other porous media, including porous metals, screens, ceramics and certain fabrics. As a result, Porex believes that there are significant opportunities for new applications of existing porous plastic technologies. During the past several years, porous plastic components have been successfully introduced in applications such as antimicrobial filters, self-sealing filters, consumer fragrance and industrial wastewater remediation components. The Porous Products Group has an active program to promote the features and benefits of porous plastics to targeted markets to exploit its current technology. In addition, the Porous Products Group continues to focus on developing new porous plastic technologies to create products that have specific features needed by one or more of its OEM customers, such as water repellency, oil repellency or bacterial resistance. One of the areas of focus is materials used in protein binding to be used in diagnostic and laboratory testing.

      Other Porous Media. The Porous Products Group believes that fiber and membranes are preferred in some applications over its standard porous plastic materials. Through its research and development efforts, the Porous Products Group has developed a number of new porous media technologies that are suitable for these applications. The Porous Products Group believes these technologies will allow it to expand its product lines. These technologies include:

•	a new fiber process used to make filters and wicking materials using the Porous Products Group’s knowledge and experience in binding thermoplastics; and

•	a new technology using micro-spheres in a way that will allow the Porous Products Group to make new varieties of porous structures to be used in biotechnology and ultrafiltration applications.

      The Porous Products Group has developed its new fiber technology for applications requiring high flow rates. Based on the same principles used in making its standard porous plastics products, fibers are thermally bonded into a matrix to allow for use in these high flow applications. This fiber material is ideal for filtration and wicking applications and has already been successfully marketed in the consumer fragrance market.

      In November 1999, the Porous Products Group acquired Mupor Ltd, located in Alness, Scotland. This acquisition expanded the Porous Products Group’s capability into sub-micron porous polytetrafluoroethylene, or PTFE, membranes. PTFE material is commonly known as Teflon®. (Teflon is a registered trademark of E.I. duPont Nemours and Company). This technology allows the Porous Products Group to compete in additional product markets where porous plastics do not have the physical properties to meet application demands. Mupor materials enable the Porous Products Group to enter markets for ozone filtration, high temperature venting and gas sensing applications.

      Healthcare Products. The Porous Products Group manufactures a variety of components for the health care industry that are incorporated into the products of other manufacturers. The Porous Products Group’s healthcare customers are primarily original equipment manufacturers, or OEMs. The Porous Products Group’s porous plastic components are used to vent or diffuse gases or fluids and are used as membrane supports. These components include:

•	catheter vents that allow air to vent from a catheter as it is inserted into a vein while minimizing blood spillage and possible contamination of hospital personnel;

•	self-sealing valves in surgical vacuum canisters to prevent contamination by blood and other bodily fluids in hospital vacuum systems; and

•	fluid filtration components used for separation and analytical testing of blood.

In addition, the Porous Products Group makes components for diagnostic devices that are used in hospitals and are sold over-the-counter for home use. The Porous Products Group makes other components that are used as barrier materials for several laboratory products, including specialized pipette tips used in Polymerase Chain Reaction, or PCR, and chromatography procedures. Porex’s own line of scientific products using porous plastic filters is discussed below.

      Consumer Products. The Porous Products Group’s porous plastics are used in a variety of office and home products. These products include writing instrument tips, or “nibs,” which the Porous Products Group supplies to manufacturers of highlighting pens and children’s coloring markers. The porous nib conducts the ink stored in the pen barrel to the writing surface by capillary action. The Porous Products Group’s porous plastic components are also found in products such as air fresheners, power tool dust canisters and computer printers. The Porous Products Group also produces a variety of porous plastic water filters used to improve the taste and safety of drinking water.

      Industrial Products. The Porous Products Group manufactures a variety of custom porous plastic components for industrial applications. These components are produced as molded shapes, sheets, tubes and rods. The components are designed to customer specifications as to size, rigidity, porosity and other needs. The Porous Products Group manufactures a porous plastic material used for large filter support media in wastewater treatment facilities, which permits recycling and re-use of wastewater. The Porous Products Group also produces other custom porous plastic industrial components, including:

•	filters to remove particulate matter, oil and water residues from compressed air lines;

•	silencers to reduce sound levels produced by compressed air exhaust;

•	water filters for industrial use;

•	filtration components for the photographic industry; and

•	vents used in automobile batteries.

Bio Products Group

      Introduction. The Bio Products Group is a leading manufacturer of plastic disposable laboratory products for liquid handling and other critical research and clinical laboratory applications. In July 1998, Porex acquired Point Plastics Inc. and launched the Bio Products Group. During 2000, the Bio Products Group consolidated its existing operations for disposable laboratory products to its facilities in Petaluma, California. From this location, the Bio Products Group designs, manufactures and distributes injection molded disposable plastic products used in laboratory applications, such as liquid handling, sample collection, preparation and storage. Key products include: pipette tips, microcentrifuge tubes, PCR tubes, test tubes and closure devices.

      The Bio Products Group distributes these products through a network of approximately 250 global, national and regional laboratory distributors. In the 2001 fiscal year, approximately 95% of sales were made through distributors, with the balance sold directly to research and clinical laboratories. The Bio Products Group markets its products under its own brands as well as under numerous private label arrangements and generic packaging. The Bio Products Group’s own brands are sold under the names of Quality Scientific Plastics, or QSP, and Online Products for Science, or OPS. Private label and generic packaging accounted for approximately 75% of total sales in the 2001 fiscal year.

      The Bio Products Group’s distributors sell its products to research and clinical laboratories worldwide. Research laboratories include leading pharmaceutical and biotechnology companies, electronics companies, medical schools, veterinary institutes, government-funded research institutes and colleges and universities. Clinical laboratories include hospital laboratories, reference laboratories, physician practice management laboratories, alternative site laboratories and government facilities. In the 2001 fiscal year, the Bio Products Group’s top ten customers accounted for approximately 54% of sales, of which approximately 60% were in the United States, with 16%, 19% and 5% to Europe, Asia, and Canada and Latin America, respectively. The Bio Products Group believes that markets outside of the United States offer significant growth opportunities for its products. The Bio Products Group intends to engage in focused sales and marketing efforts in both Asia and Europe and to strengthen its international distribution.

      The Bio Products Group is seeking to increase the work it does for OEMs, including several robotic instrument manufacturers. Approval and certification of products by OEMs for use with their equipment is important to the success of these products. The Bio Products Group’s direct supply arrangements with OEMs accounted for approximately 4% of the Bio Products Group’s revenues for fiscal 2001 and approximately 4% of the Bio Products Group’s revenues for the six months ended December 31, 2001.

      Over the past 20 years, the Bio Products Group has developed proprietary technologies and proprietary manufacturing processes for its products, including precision injection molding processes and equipment and automated 24-hour operations, including automated cavity separation processes and racking systems. To protect its trade secret technologies and processes, the Bio Products Group builds its own machines and molds.

      Products. The Bio Products Group produces injection molded, disposable plastic laboratory products for liquid handling, liquid concentration, sample analysis and storage applications used in life science, pharmaceutical, clinical and diagnostic research. These products include pipette tips, microcentrifuge tubes, PCR tubes, test tubes and closures.

•	Liquid Handling. The Bio Products Group offers a comprehensive range of filtered pipette tips and unfiltered disposable pipette tips used for liquid handling applications in research and clinical laboratories. A pipette is a device for transferring precise amounts of liquid. Filtered pipette tips incorporate the Bio Products Group’s aerosol barrier hydrophobic filters into the pipette tip to prevent contamination of the pipette device and, in turn, prevent cross contamination of subsequent test samples. An aerosol barrier filter is a component which uses the Porous Products Group’s porous plastics technology and is used in a wide variety of liquid handling applications that include high throughput screening for drug discovery and genomic and proteomic research. See “— Porous Products Group” above. The Bio Products Group’s pipette tips are made from virgin, premium grade (metal free) polypropylene material and are precision molded using state-of-the-art molds and molding methods. These products may be offered sterile, in which case they are sterilized by gamma irradiation by a third party.

The Bio Products Group currently offers more than 70 specific designs of pipette tips, covering a volume range of 0.1 to 10,000 microns, available with or without aerosol barrier filters. These pipette tips are manufactured from a variety of resins, including conductive materials, and are available in various packaging configurations. The Bio Products Group produces pipette tips specifically designed for use with automated instrumentation compatible with market leading instruments produced by companies such as Zymark, Beckman, Tecan, Qiagen and others. The Bio Products Group also produces pipette tips for manual pipettes. The Bio Products Group believes that its extensive range of pipette tips allows its distribution partners around the world to offer “one-stop-shopping” for pipette tips to their customers.

The Bio Products Group’s significant new products include a new line of self-sealing aerosol barrier filter tips as well as a sliding reload system that allows easy loading of pipette tips into a re-usable holder while reducing costs and laboratory waste. In the area of laboratory automation, the Bio Products Group has further broadened its range of product offering by adding a new unique stacked pipette system that offers unprecedented ease of pipette tip loading onto liquid handling instrumentation, removing a major roadblock in high throughput screening applications.

The growing emergence of combinatorial chemistry has also increased the demand for precision molded pipette tips. Using combinatorial chemistry technologies, pharmaceutical companies and other researchers can synthesize thousands of new compounds at a time. This enhanced ability to produce new compounds has also led to the development of technologies for screening them. These screening technologies are driving the demand for pipette tips compatible with specific laboratory instrumentation. Similarly, the increase in proteomic research as a result of advances in genomics is driving demand for these products.

•	Sample Analysis and Liquid Concentrations. This product line includes microcentrifuge tubes, PCR tubes and thermal cycler plates. Microcentrifuge tubes are routinely used in many laboratories to form a concentrate of a substance of interest for further analysis or to remove unwanted material through centrifugation. Polymerase Chain Reaction, or PCR, is a laboratory process developed by Hoffman-La Roche for amplification of a specific DNA or RNA segment for subsequent analysis or use. PCR tubes and thermal cycle plates are small, thin-walled polypropylene products designed to allow uniform and rapid heat transfer, which is critical for this application. The Bio Products Group believes that its products include innovative features, such as its locking lid microcentrifuge tube, designed to give extra assurance against tubes opening during centrifugation.

•	Sample Storage. The Bio Products Group offers a variety of specialty test tubes, closures for test tubes and tube racks intended for storage of samples. The products are precision molded with uniform size, shape and wall thickness to provide precise fit with leading automated equipment and secure closures.

Medical Products Group

      Introduction. In January 1999, Porex acquired The KippGroup, located in Ontario, California, and formed the Medical Products Group. The KippGroup’s mold making and injection molding operations began in 1976. These operations currently include the following products and services:

•	KippMed. The Medical Products Group designs, develops and manufactures proprietary injection molded medical components and finished medical devices. The Medical Products Group sells these products to OEMs, including many of the largest medical device manufacturers. The Medical Products Group’s components are incorporated into their products for the hospital, clinic and home care markets.

•	Custom Molding and Assembly. The Medical Products Group provides clean room injection molding services, assembly services and engineering services to third party medical device manufacturers on a contract basis. These are the same services the Medical Products Group uses in making its KippMed products.

•	Tooling. The Medical Products Group designs and fabricates high performance, high cavitation plastic injection molds for use in making its KippMed products and for third parties.

      Using the full range of these capabilities, the Medical Products Group is able to provide medical device manufacturers a pathway to move from concept to prototype and to full production. In addition, the Medical Products Group’s experience and expertise in all phases of the product design and manufacturing process provide it with broad knowledge of, and exposure to, customer preferences, market trends, performance/cost tradeoffs and technological advances. Its sales, marketing and research and development teams are able to apply this knowledge to the rapid development and positioning of its products and services. Improvements made by the Medical Products Group in mold design and fabrication help it improve its injection molding process, resulting in greater efficiencies and lower overall manufacturing costs for its own KippMed products and its customers’ products.

      The Medical Products Group believes that it is capable of bringing a new product from concept to market in twelve to eighteen months, approximately half the time it takes many large integrated medical product companies. The Medical Products Group’s ability to develop products quickly is a direct result of the range of services it offers. Because product design and development, mold making and injection molding are performed side-by-side, the Medical Products Group can control the entire process and make necessary design modifications and process improvements quickly.

      The Medical Products Group served over 250 customers in the 2001 fiscal year, with the ten most significant customers representing approximately 52% of total sales. Approximately 4% of its KippMed sales in the 2001 fiscal year were outside of the United States. The Medical Products Group has had long-term relationships with a significant number of leading medical device manufacturers.

      KippMed. The Medical Products Group’s proprietary medical products line, KippMed, is produced in cGMP compliant facilities in Ontario, California, where it is state licensed as a certified medical device manufacturer. All KippMed products are designed, tooled and clean room injection molded in the Medical Products Group’s own facilities. The KippMed line consists of two major product groups: medical device components and proprietary medical devices.

•	Medical Device Components. The Medical Products Group’s KippMed line of proprietary medical components consists primarily of caps and connectors used with the tubing for intravenous delivery of fluids, patient monitoring equipment and auxiliary fluid/drug delivery systems. The line of caps provides sterile closures to openings or access parts in the fluid pathway used for IV administration. The connectors join IV tubing or other components either to other IV tubing or to patient access ports. These caps and connectors are sold with various features and in various sizes and material combinations. Some of the Medical Products Group’s newest proprietary medical device components are:

—	Dual-Ended, Male/ Female Luer Lock Cap. Launched in October 1997, the dual-ended cap is a non-vented protective cap used to protect IV access sites and other connections from possible contamination.

—	Spin-Lock Connector. Launched in March 1995, the spin lock connector is a medical IV set connector used to connect IV tubing to other IV tubing or to patient access ports for the delivery of fluids. The patented design of the spin lock connector prevents inadvertent reverse rotation and loosening of the IV tubing connection.

—	Low Profile Micro-Bore Spin-Lock Connector: Launched in July 1999, the low profile micro-bore spin lock connector is a medical IV set connector with smaller external dimensions and a free spinning hub, which will accommodate micro-bore tubing. This product addresses the need to reduce skin irritation that is associated with the large IV connectors that are currently used on pediatric, neonatal and geriatric patients in the hospital and homecare settings.

•	Proprietary Medical Devices. In 1994, as a natural complement to its medical device components business, KippMed expanded into the development and manufacture of proprietary finished medical devices. In developing its medical devices, KippMed initially targeted projects that were desired, but not under development, by its OEM customers. The OEM customers’ cooperation in the Medical Products Group’s development of these products also reflects their recognition of its ability to develop products faster and at a lower cost than they could do so internally. The following is a brief description of the Medical Products Group’s finished KippMed medical devices:

—	Two and Three Port Anesthesia Manifold. Launched in September 1997, the three-port anesthesia manifold is a high performance access device for the administration of IV fluids during surgical procedures. The manifold utilizes an integrated check valve to prevent back flow along with multiple pressure-activated ports for multiple drugs. The two-port anesthesia manifold is a line extension developed in July 1998.

—	Needleless Access Connector. The needleless access connector, or NAC, is a three-piece, latex free, capless, high-flow access port for the administration or aspiration of IV fluids. This product eliminates the need for special adapters or sharp needles and requires simply a standard luer connection for optimal fluid delivery. The Medical Products Group has also developed related products for other applications. These additional products are line extensions of the NAC and are used in other circumstances, such as peripherally inserted cardiac catheter, or PICC, lines, split serums and central lines requiring a specific use of needleless technology, such as conversion of a non-needleless connection to needleless, or elimination of any blood drawn in the line from the natural vacuum created by removal of the syringe.

—	Retrograde-Neutral Needleless Access Connector Plus. Launched in January 2002, the retrograde-neutral needleless access connector plus, or NAC Plus, is a self-flushing needleless access connector that prevents retrograde flow of blood into the catheter tip by automatically flushing fluid out of the device upon removal of a syringe. The NAC Plus will provide for the automatic flushing of a long indwelling catheter tip, such as a PICC, central or arterial line when a male luer or syringe is disconnected.

—	Manifold with NAC Access Port. This device will combine current needleless access and manifold technology developed by the Medical Products Group in a device that will both administer medication during surgery and permit aspiration of the line.

The Needlestick Safety and Prevention Act was recently signed into law, mandating that hospitals and other healthcare facilities use safety-engineered sharps and needleless systems. Syringes with needles are often used in conjunction with an intravenous fluid supply set for the administration of medication to patients. The Medical Products Group NAC product lines allow the administration to be performed without the use of a needle, thus precluding the potential for a needlestick. The need to reduce needle sticks in the use of IV administration sets creates an opportunity for growth in its KippMed proprietary medical device business. The Medical Products Group’s needleless access connectors and manifolds all reduce the incidence of needle sticks and thus lower overall costs in the clinical setting. The Medical Products Group is developing proprietary engineering technology in needle insert molding to further its opportunities in this market.

      Custom Molding and Assembly. The design of the Medical Products Group’s injection molding facility incorporates extensive technological support for each molding machine, including a central closed loop water system, automated material handling systems and mold temperature controllers. Each machine is equipped with the same auxiliary equipment to ensure run-to-run consistency. Injection molding operations take place in two clean rooms. A clean room is a closed facility with filter systems for air quality assurance to control the level of particulate that can contaminate sterile medical products during component and device manufacture. The clean rooms run on a twenty-four hours a day, seven days a week basis, with rotating shifts of supervisors, technicians, inspectors and support personnel. The Medical Products Group’s clean rooms are equipped with injection molding machines that incorporate advanced technology. This technology, such as computerized imaging inspection systems and leak testers, is also utilized in the inspection and test center.

      As each mold goes into the clean room for production, its accompanying set of process controls is pulled from the file to establish its start up parameters. Each mold is carefully evaluated in its start-up. Once approved by the process technician and quality inspector, the mold is placed into production. Process parameters are monitored throughout each run, and cyclic inspections and tests are performed.

      In addition to molding the plastic component, the Medical Products Group also provides value-added secondary operations, such as assembly, pad printing and final packaging for its customers.

      The engineering services the Medical Products Group provides include a range of part design, tool design, automated equipment design, product development, installation and qualification of production equipment and processes and validation of completed manufacturing systems for production of medical devices.

      Tooling. The Medical Products Group provides mold making services, from part design to final mold validation. Beginning at the concept phase, the Medical Products Group’s engineers work with the customer to convert an idea into a design, using state-of-the-art computer-aided design, or CAD, technology. This eliminates manufacturing errors, accelerates overall delivery, reduces mold debug time and assures interchangeability of mold components. Before mold fabrication begins, the mold designers conduct engineering studies and analyses to optimize the specific mold making and injection molding processes. At this point, any necessary modifications to the part or the mold design are recommended and the design is updated. Mold fabrication process steps are identified and scheduled and the necessary materials are ordered. Once the fabrication process begins, each molding project is assigned a project manager to follow the mold through the various stages on the tool room floor. After the mold making process is completed, the Medical Products Group provides value to its customers by guaranteeing each mold with a lifetime warranty as long as it is also the primary injection molding supplier.

      Once the mold is completed, the project enters the sample test mode, where the mold is installed in an injection molding machine and sample parts are molded using the specified resin. After basic mold functionality is approved, a process validation run is made. The parts are checked by the manufacturing/engineering and quality departments for conformity with customer requirements. Once the parts have passed all internal testing, they are passed on to the customer for its final approval.

      The typical lead time for mold fabrication projects ranges from six to fourteen weeks, depending upon whether the project is a simple small cavity mold or a complex high-cavitation production mold.

Surgical Products Group

      Introduction. The business that became the Surgical Products Group originated as a market segment within the Porous Plastics Group. In 1992, the Surgical Products Group was established as a separate entity, Porex Surgical, Inc. The Surgical Products Group is a leading designer, manufacturer and distributor of long-term biomaterial implants used in reconstructive and aesthetic surgery of the head and face and of surgical products for the operating room environment. The biocompatible nature of the porous plastic material and the ability of the Surgical Products Group’s proprietary technology to produce complex shapes made it an excellent surgical alternative to bone and cartilage grafts. Since the initial product introduction in 1985, the Surgical Products Group has continued to introduce new products expanding the uses of porous plastics products for reconstructive surgery and aesthetic surgery.

      The Surgical Products Group consists of four product subgroups: aesthetic surgery, facial reconstruction, ocular surgery and operating room products. The Surgical Products Group sells facial implant products under the MEDPOR and NovaBone-C/M brand names, while operating room supplies are marketed under the TLS brand name.

      The Surgical Products Group maintains controlled-environment rooms, or clean rooms, that are used for production of MEDPOR implants and for assembly and packaging of the TLS drains, TLS markers and MEDPOR products. These rooms are certified annually for air quality by an outside environmental consultant and have been certified to Class 10,000 air quality standards. Its manufacturing facilities have obtained ISO 9001 certification from the British Standards Institute, or BSI, and met the requirements of EN46001, which allowed the Surgical Products Group to use the “CE” mark for distribution of its medical devices into Europe.

      The Surgical Products Group has formed relationships with surgeons who work with it in the clinical development process and provide ideas for product line extensions. Some of these surgeons make professional presentations and publish papers in peer-reviewed journals on their clinical experience with the Surgical Products Group’s products. In addition, the Surgical Products Group’s sales force, located across the country, has relationships with the surgeons and medical centers most likely to use the MEDPOR implants. The Surgical Products Group intends to try to increase the use of its MEDPOR product line through sales and training efforts with medical training institutions and trauma centers.

      Aesthetic and Reconstructive Products. The Surgical Products Group uses proprietary porous plastics technology that it developed to produce implants for use in aesthetic and reconstructive surgery of the head and face. It continues to innovate new products to meet the market’s needs for a variety of shapes, sizes and uses of porous plastic implants. These products include:

•	Craniofacial Implants. The Surgical Products Group’s craniofacial implants are sold to hospitals, clinics and medical professionals under the MEDPOR brand name. These implants, which are composed of biocompatible porous high-density plastics, allow for rapid growth of the patient’s tissue and capillary blood vessels. The implants are packaged individually and sterile for introduction directly into the surgical environment. The Surgical Products Group received initial FDA clearance to market MEDPOR implants as craniofacial reconstruction material in 1984.

The Surgical Products Group has standardized the 240 most frequent implant requests, which are slightly altered by the surgeon to fit the individual patient. There have been over 100,000 MEDPOR procedures completed in the last 15 years.

•	Customized Implants. Customized implants are developed for surgeons for whom standard shapes will not be suitable for an individual patient. Typically, these are created for cases of extreme trauma or post cancer reconstruction, where neither a standard implant nor a combination of implants will suffice. Orders for customized implants take from two to six weeks to develop, manufacture and sterilize once the Surgical Products Group has received the specifications and CT scan needed from the surgeon.

•	Synthetic Bone Graft Solutions. NovaBone-C/M is a unique biocompatible synthetic bone graft particulate used as a bone graft replacement or a bone graft extender in cases where particulate autograft or allograft might be used. NovaBone-C/M can be mixed with or replace particulate donor bone to increase a surgeon’s grafting options. NovaBone-C/M delivers results comparable to allograft by promoting new bone formation. NovaBone-C/M achieves these results by providing an osteoproductive environment, allowing bone to regenerate. Upon contact with body fluid, there is an immediate exchange of ions resulting in a modified porous surface that incorporates and bonds the body’s protein “building blocks” (e.g., collagen fibers) necessary to form bone. Composed of Bioglass, a radiolucent bioactive material consisting of silicon, sodium, calcium and phosphorous oxides with the ability to bond to bone and soft tissue, NovaBone-C/M mixes easily, adheres to instruments for easy insertion and contours easily to the shape of the defect. NovaBone-C/M is private branded in two unit sizes and distributed for craniofacial surgery under a marketing agreement with USBiomaterials Corporation (both Bioglass and NovaBone-C/M are registered properties of USBiomaterials).

•	Orbital Products. Surgeons use MEDPOR products to restore the eye globe shape for placement of external prosthetic eyes and repair of orbital wall defects resulting from trauma or cancer. In addition to rebuilding orbital walls, the Surgical Products Group has products that augment the orbital rim and provide support in the lower eyelid.

•	Aesthetic Products. Cosmetic facial augmentation is often conducted to provide a more youthful appearance for both women and men. The Surgical Products Group’s products are utilized in surgeries involving the chin, nose, jaw, cheek and eye areas. It produces a variety of implant shapes and sizes for selection by the surgeon for different patient objectives.

      Operating Room Products. The Surgical Products Group produces two main product lines for the operating room supplies market: surgical markers and surgical drainage systems.

•	Surgical Markers. TLS Surgical Markers allow the surgeon to effectively diagram incision sites with a scrub-resistant, gentian violet ink. TLS markers are available in two styles: regular tip for a medium line and micro tip for fine line intricate marking. SQUEEZE-MARK® Surgical Markers have a patented squeezable barrel that provides a continuous flow for writing over wet prep solutions. SQUEEZE-MARK® Surgical Markers are available in two styles: regular tip for a medium line or a micro tip for fine line intricate marking. Markers with optional rulers and sterile labels are also available.

•	Surgical Drainage Systems. TLS Surgical Drainage Systems are designed especially for use in surgeries of the facial, breast, hand and foot areas. The drains are available in several silicone drainage catheter styles and sizes with evacuated tube or bulb suction devices.

      Development of New Products and New Biomaterials. The Surgical Products Group’s development activities are generally focused on designing new shapes of MEDPOR implants by working with influential surgeons. New shapes are generally not for new applications of the material but are design variations for particular reconstructive or aesthetic objectives. New shapes also facilitate easier and more rapid use, reducing surgery time and costs of a procedure. Each new shape is subjected to design controls and review to determine if additional regulatory filing is necessary.

      The Surgical Products Group has opportunities to develop new biomaterial products utilizing materials from internal and external business resources. The materials have potential application in the craniofacial and aesthetic surgery areas and also other surgical applications in the body. These are long-term developmental programs and there are no assurances of developing specific commercial products from these programs.

Government Regulation

      Overview. As described below, Porex is subject to federal, state and foreign regulations regarding the manufacturer and sale of medical devices with respect to some of its products. These laws are complex and any failure to comply could create liability for Porex, result in delays in introduction of new products, result in adverse publicity and negatively affect Porex’s business. In addition, federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to future changes. Porex cannot predict what impact, if any, these changes might have on its business.

      FDA Regulation of Medical Devices. Porex manufactures and markets products subject to extensive regulation as medical devices by the Food and Drug Administration, or FDA, under the Federal Food, Drug, and Cosmetic Act. The FDA’s regulations govern, among other things, product development; product testing; product manufacturing; product labeling; product storage; premarket clearance or approval; advertising and promotion; and product sales and distribution.

      Each medical device that Porex wishes to commercially distribute in the U.S. will likely require either 510(k) clearance or PMA approval from the FDA prior to commercial distribution, unless exempt. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or to a “preamendment” Class III device (in commercial distribution before May 28, 1976) for which PMA applications have not been called, are placed in Class III, requiring PMA approval.

•	510(k) Clearance Process. To obtain 510(k) clearance, Porex must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously 510(k) cleared device or a preamendment device for which the FDA has not called for PMA applications. The FDA’s 510(k) clearance process usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with the manufacturer’s determination, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

•	PMA Approval Process. If the FDA denies 510(k) clearance for a product, the product is placed in Class III and must follow the PMA approval process, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. The PMA approval pathway is costly, lengthy and uncertain. It generally takes from one to three years or longer. After approval of a PMA, a new PMA or PMA supplement may be required in the event of a modification to the device, its labeling or its manufacturing process.

•	Clinical Studies. A clinical study is generally required to support a PMA application and is sometimes required for a 501(k) premarket notification. For “significant risk” devices, such studies generally require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients. Clinical studies may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the study sites. For “nonsignificant risk” devices, one or more institutional review boards must review the study, but submission of an IDE to the FDA for advance approval is not required. Both types of studies are subject to record keeping, reporting and other IDE regulation requirements.

      After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include the QSR; labeling regulations; the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury it if were to recur.

      If the FDA finds that Porex has failed to comply with regulatory requirements, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as: fines, injunctions and civil penalties; recall or seizure of Porex’s products; issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusal of Porex’s requests for 510(k) clearance or PMA approval of new products; withdrawal of 510(k) clearance or PMA approvals already granted; and criminal prosecution.

      International Regulation. Medical device laws are also in effect in many of the countries outside the United States in which Porex does business. These laws range from comprehensive device approval and quality system requirements to simpler requests for product data or certifications. For example, in June 1998, the European Union Medical Device Directive became effective and all medical devices must meet the Medical Device Directive standards and receive CE mark certification. CE mark certification involves a comprehensive quality system program and submission of data on a product. The Medical Device Directive, the ISO 9000 series of standards and EN46001 are recognized international quality standards that are designed to ensure development and manufacture of quality medical devices.

      Environmental Regulation. Certain environmental regulations apply to Porex’s business and Porex is subject to random and scheduled checks by environmental authorities. Porex seeks to conduct its business in substantial compliance with applicable regulations relating to the environment and hazardous wastes. Porex does not anticipate that any material capital expenditures will be required to comply with existing environmental regulations.

      Other Regulatory Considerations. The healthcare industry, which represents a substantial portion of Porex’s business, is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations as well as the behavior and attitudes of consumers. Federal and state legislatures and agencies periodically consider programs to reform or revise the U.S. healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in Porex’s products and services. Porex is unable to predict future proposals with any certainty or to predict the effect they would have on its business.

Competition

      Porex operates in competitive markets and its products are, in general, used in applications that are affected by technological change and product obsolescence. Porex believes that its ability to compete depends primarily on the quality and reliability of its products, continued product innovation, the success of its efforts to protect its intellectual property and pricing. Competitors of the Porous Products Group include several companies in the porous plastics industry as well as companies that manufacture and sell products made from materials other than porous plastics, which can be used for the same purposes as porous plastics. For example, Porex’s porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Its industrial products made of porous plastic, compete, depending on the industrial application, with porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices.

      The market for the injection molded solid plastic components and products produced by the Bio Products Group and the Medical Products Group is highly competitive. The Bio Products Group’s pipette tips and racks compete with similar products manufactured by numerous domestic and foreign manufacturers. Furthermore, original equipment manufacturer customers of the Porous Products Group, the Bio Products Group and the Medical Products Group have the ability to choose among numerous suppliers capable of fulfilling their needs for components. In addition, to the extent that new KippMed medical components and finished medical devices achieve success, competitors will be motivated to develop similar or competing products.

      The injection molding and mold making services of the Medical Products Group compete with services offered by numerous foreign and domestic companies and, in some cases, with the internal design and manufacturing facilities of its existing and prospective OEM customers.

      The Surgical Products Group’s implants compete against alternative materials, such as using bone and cartilage from a donor or from the patient, as well as other types of biomaterial developed for similar uses. Its surgical drains and markers compete against a variety of products from several manufacturers.

      Some of Porex’s competitors have greater financial, technical, product development, marketing and other resources than it does. Some may also have stronger relationships with important customers than it does. Porex cannot provide assurance that it will be able to compete successfully against these companies or against particular products and services they provide or may provide in the future.

Facilities

      Porex uses approximately 326,000 square feet of for its headquarters and for the Porous Products Group’s operations, as follows:

•	Fairburn, Georgia. Porex’s headquarters and the Porous Products Group’s largest plant are located in property that it owns in Fairburn, Georgia, a suburb of Atlanta. The products produced in Fairburn are primarily for sale in the domestic market. In addition, Fairburn maintains an onsite development laboratory for raw material and product development activities as well as quality assurance. The Fairburn facility operates under GMP protocols and is registered with the FDA.

•	Bautzen, Germany. This facility is similar to the Fairburn manufacturing operations, producing the same components for European customers. This facility is ISO 9001 certified. Porex owns this facility.

•	Kuala Lumpur, Malaysia. In October 2000, Porex Products Malaysia commenced production of porous plastic and fiber nibs for use in writing instruments. This facility is expected to eventually provide similar porous plastic manufacturing capabilities as the Fairburn and Bautzen operations. Porex leases this facility.

•	Alness, Scotland. At this facility, Mupor Ltd. manufactures and develops microporous PTFE membrane films, sheets and discs, as well as solid PTFE labware for use in many unique applications, such as bacterial barriers and vents for medical applications, high temperature toxic gas sensing and sub-micron process filtration for pharmaceutical and electronic industries. Porex leases this facility.

      The Bio Products Group uses approximately 160,000 square feet of office and manufacturing space in ten buildings in a business park located in Petaluma, California. It owns seven of these buildings, representing approximately 116,000 square feet of space and leases the remainder.

      The Medical Products Group uses three leased facilities consisting of a total of approximately 220,000 square feet of office and manufacturing space in the same industrial park located in Ontario, California.

      The Surgical Products Group uses approximately 31,000 square feet of a 58,000 square foot facility that it owns in Newnan, Georgia. The remainder of this facility is used by the Porous Products Group.

      Porex believes that its facilities and equipment are well maintained, in good operating condition and, in general, suitable for its purposes and adequate for its present operations.

Intellectual Property and Proprietary Rights

      Porex relies upon a combination of patent and trade secret laws, license agreements, confidentiality procedures, employee and client nondisclosure agreements and technical measures in its efforts to protect its intellectual property and proprietary rights. For example, Porex seeks to protect its proprietary manufacturing technology by designing and fabricating its own manufacturing equipment and molds. In addition, in some cases, Porex has patented specific products and processes and intends to do so in some instances in the future. The majority of Porex’s patents relate to porous plastics and medical devices and medical device components.

      Porex uses trademarks and trade names in the United States and internationally, including POREX®, CVATM, DECapTM, KippMed®, MEDPOR®, Needleless Access ConnectorTM, NACTM, Quality Scientific Products®, QSP®, SQUEEZE-MARK®, TLS®, Q-SlideTM, Online Products for Science® and OPS®. Porex also uses other registered and unregistered trademarks and service marks for Porex’s various products and services in the United States and internationally.

      Porex cannot provide assurance that the steps it has taken to protect its intellectual property and proprietary rights are adequate. In the future, litigation may be necessary to enforce and protect Porex’s trade secrets, patents and other intellectual property and proprietary rights. Litigation would divert management resources and be expensive and may not effectively protect Porex’s intellectual property and proprietary rights.

Raw Materials

      The principal raw materials used by the Porous Products Group, the Bio Products Group and the Medical Products Group include a variety of plastic resins that are generally available from a number of suppliers. Although Porex has no long-term supply contracts for the purchase of these raw materials, it has been able to obtain adequate supplies of raw materials and believes that sufficient supplies will be available in the foreseeable future. Because the primary resource used in plastic resins is petroleum, the cost of plastic resins for use in Porex’s products varies to a great extent with the price of petroleum. Porex’s inability to acquire sufficient plastic resins at a reasonable price would affect its ability to maintain its margins until it is able to raise its prices to customers.

      Most of the Porous Products Group’s products and all of the Surgical Products Group’s implant products also require high-grade plastic resins with specific properties as raw materials. While the Porous Products Group has not experienced any material difficulty in obtaining adequate supplies of high-grade plastic resins that meet its requirements, it relies on a limited number of sources for some of these plastic resins and does not have long-term contracts with these suppliers. If Porex experiences a reduction or interruption in supply from these sources, it may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates, which could have a material adverse effect on its business and financial results. The Porous Products Group occasionally overstocks to ensure the short-term availability of high-grade plastic resins.

      MEDPOR implants are manufactured by the Surgical Products Group from high-density polyethylene. The Surgical Products Group’s vendors for high-density polyethylene are subject to outside laboratory testing and approval based on quality standards for biocompatability. As a result of the possibility of product liability claims relating to implants, some potential suppliers of raw materials may choose not to participate in this market and it is possible that the Surgical Products Group’s existing suppliers may choose not to do so in the future. The Surgical Products Group currently maintains a quantity of polymer raw material that is estimated to be a ten-year supply for its MEDPOR implants and it regularly evaluates its need for additional purchases of such raw materials.

Marketing

      Sales and marketing of the Porous Products Group’s porous plastics and fiber products are conducted by a sales and marketing team of professionals with in-depth knowledge of plastics technologies related to its products and capabilities. Marketing activities include advertising in various trade publications and directories and participating at tradeshows. Sales to OEM customers in the United States of these porous plastics products are made directly by its sales and marketing team. Internationally, the Porous Products Group’s products are sold by its sales and marketing team and through independent distributors and agents.

      Marketing activities of the Bio Products Group include providing training, technical support and field support to the salespersons of its distributors and working with its distributors to develop marketing and promotional programs. In addition, members of the Bio Products Group’s sales force travel with its major distributors’ sales people, making joint sales calls to end user laboratories.

      Marketing activities of the Medical Products Group include product specific advertising, trade exhibits and direct marketing. KippMed products are distributed principally through major independent national distributors. The Medical Products Group’s molding and tooling services for medical products are marketed by its own sales and marketing staff.

      The Surgical Products Group sells MEDPOR Biomaterial Implants directly to medical centers, trauma centers, hospitals and private practice surgeons using independent and direct sales representatives. Internationally, these products are sold in over 40 countries through local stock distributors. The Surgical Products Group provides training, materials and other support to the sales representatives and distributors. Market awareness is primarily achieved through exhibitions in conjunction with medical specialty meetings, presentations by surgeons at medical meetings, journal publication of clinical papers, a group sponsored “visiting speaker” program and direct mail programs. Journal advertising is placed on a selected basis and the Surgical Products Group maintains an active database of contacts for targeted direct mail programs.

Acquisition Program

      Porex expects to maintain an acquisition program and intends to concentrate its acquisition efforts on businesses that serve markets with products and services that are complementary to its existing businesses, but such emphasis is not intended to limit in any manner its ability to pursue other acquisition opportunities. Porex may also enter into joint ventures, strategic alliances or other business combinations. These acquisitions and other transactions may materially change the nature and scope of its business. Although its management will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that Porex will properly ascertain all such risks. In addition, no assurances can be given that Porex will succeed in consummating any such transactions, that such transactions will ultimately provide it with the expected benefits or that it will be able to successfully manage or integrate any resulting business.

      The success of Porex’s acquisition program will depend on, among other things, the availability of suitable candidates, the availability of funds to finance transactions and the availability of management resources to oversee the operation of resulting businesses. Financing for such transactions may come from several sources, including, without limitation:

•	cash and cash equivalents on hand and marketable securities; and

•	proceeds from the incurrence of indebtedness or the issuance of additional common stock, preferred stock, convertible debt or other securities.

      The issuance of additional securities, including common stock, could result in substantial dilution of the percentage ownership of Porex’s stockholders at the time of any such issuance, result in substantial dilution of its earnings per share and adversely affect the prevailing market price for its common stock. The proceeds from any financing may be used for costs associated with identifying and evaluating prospective candidates, and for structuring, negotiating, financing and consummating any such transactions and for other general corporate purposes. Porex does not intend to seek stockholder approval for any such transaction or security issuance unless required by applicable law or regulation.

Employees

      As of December 31, 2001, Porex had approximately 1,000 employees. Porex’s ability to achieve its financial and operational objectives depends in part on its ability to continue to hire, retain and motivate qualified personnel in a competitive environment.

Legal Proceedings

      Mammary Implant Litigation. From 1988 through 1990, Porex distributed silicone mammary implants in the United States pursuant to a distribution arrangement with a Japanese manufacturer. Porex believes that, after accounting for implants returned to Porex, the aggregate number of persons who received implants distributed by Porex totals approximately 2,500. Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of mammary implants. The typical case or claim alleges that the individual’s mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Porex does not have sufficient information to evaluate each case and claim.

      Certain of the actions against Porex have been dismissed, where it was determined that the implant in question was not distributed by Porex. In addition, as of March 28, 2002, approximately 300 actions have been settled by the manufacturer, or by Porex’s insurance carriers, without material cost to Porex. As of March 28, 2002, three actions and one out-of-court claim were pending against Porex. During calendar year 2001, there were two implant-related claims made against Porex by individuals as compared with two claims made during calendar year 2000, 39 claims during calendar year 1999 and nine claims during calendar year 1998. The majority of claims made during 1999 were claims that were filed by individuals following a court ruling in 1999 that cases filed in earlier years would not proceed as class actions, as a result of which such individuals would not be members of a class in such cases.

      In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of its distribution of implants. However, Porex exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance subject to existing policy limits, but for an unlimited time period with respect to actions and claims made after December 31, 1994 based on events that occurred during the policy period. In addition, Porex has purchased extended reporting period coverage with respect to other excess insurance. This coverage also extends indefinitely, replacing coverage that would, by its terms, have otherwise expired by December 31, 1997. Porex will continue to evaluate the need to purchase further extended reporting period coverage from excess insurers to the extent such coverage is reasonably available.

      Porex believes that its present coverage, together with its insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex’s distribution of silicone mammary implants. However, Porex cannot be certain that particular cases and claims will not result in liability that is greater than expected based on Porex’s prior experience. If so, Porex’s liability could exceed the amount of its insurance coverage. Furthermore, certain actions and claims seek punitive and compensatory damages arising out of alleged intentional torts. If these claims are successful, such damages may or may not be covered, in whole or in part, by Porex’s insurance policies.

      Porex is subject to various claims and proceedings in the ordinary course of its business. Based on information currently available, it believes that it is not a party to any other legal proceedings that could pose a material risk to its financial position or results of operations.

      Apogent Technologies, Inc. v. Porex Bio Products, Inc. and Porex Corporation. On June 12, 2001, the Bio Products Group received a letter from Apogent Technologies requesting that the Bio Products Group review U.S. Patent No. 5,156,811, referred to as the “811 Patent,” which relates to a pipette tip having a self-sealing filter, to determine whether or not the Bio Products Group’s “Self-Sealing Aerosol Barrier Tip” falls outside the scope of the 811 Patent. Apogent stated that the 811 Patent is owned by Molecular BioProducts, Inc., which is affiliated with Apogent.

      On September 17, 2001, the Bio Products Group’s outside patent counsel received a letter from Apogent requesting that, in view of the 811 Patent, the Bio Products Group should cease all sales, distribution and marketing of its self-sealing filtertips. The Bio Products Group responded on October 29, 2001, stating that the Bio Products Group believes that the 811 Patent is invalid, unenforceable and/or was not infringed. Apogent responded by letter dated November 13, 2001 requesting explanation or settlement proposal. On February 6, 2002, Apogent filed a complaint in the United States District Court for the Southern District of California alleging that the defendants infringed the 811 Patent and seeking a determination that infringement has occurred, a temporary and permanent injunction against such infringement and damages, including attorneys’ fees and costs. The complaint has not yet been served on either Porex Corporation or Porex Bio Products, Inc. Defendants are in the process of preparing their answer to the complaint. The defendants intend to vigorously defend against Apogent’s claims.

MANAGEMENT OF POREX

Directors and Executive Officers

      Set forth below is information concerning the current directors and executive officers of Porex Holdings, Inc.

Name	Age	Position

Martin J. Wygod	62	Chairman of the Board
Ray E. Hannah	66	Chief Executive Officer (interim) and Director
Victor L. Marrero	45	President (interim) and Director
Donald K. Jackson	44	Chief Financial Officer

      Martin J. Wygod. Mr. Wygod has been Chairman of the Board of Porex Holdings, Inc. since its formation in connection with this exchange offer. He has been Co-Chairman of Porex Corporation since January 1998. Mr. Wygod has served as Chairman of the Board of Directors of WebMD since March 2001, as its Chief Executive Officer since October 2000 and as one of its directors since September 2000. From September 2000 until October 2000, Mr. Wygod served as Co-Chief Executive Officer of WebMD. From May 1989 until September 2000, Mr. Wygod was Chairman of the Board and a Director of Medical Manager Corporation and its predecessor, Synetic, Inc., the corporate parents of Porex during that period. For part of that time, he was also Chief Executive Officer of Medical Manager. He also served as Chairman of the Board of CareInsite, Inc. from 1999 until September 2000. He is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

      Ray E. Hannah. Mr. Hannah has been interim Chief Executive Officer and a director of Porex Holdings, Inc. since its formation in connection with this exchange offer. In February 2001, Mr. Hannah became interim Chief Executive Officer of Porex Corporation. He previously served as President and Chief Executive Officer of Porex Corporation for more than five years until January 1998, and has been its Co-Chairman from January 1998 to present. From May 1989 until September 2000, Mr. Hannah was a director of Medical Manager and its predecessor, Synetic, the corporate parents of Porex during that period. He joined the predecessor to Porex in 1968 as the Technical Director. Prior to that he was engaged in research and development activities with Foster Grant, Rayonier, and American Cyanamide.

      Victor L. Marrero. Mr. Marrero has been interim President and a director of Porex Holdings, Inc. since its formation in connection with this exchange offer. In February 2001, Mr. Marrero became interim President of Porex Corporation. Prior to February 2001, Mr. Marrero held a variety of positions within Porex and its corporate parents since 1984, including being Senior Vice President, Corporate Development of WebMD (since September 2000) and its predecessors Medical Manager (from July 1999 to September 2000) and Synetic (from August 1997 to July 1999). From December 1994 to August 1997, Mr. Marrero was Chief Financial Officer of Synetic.

      Donald K. Jackson. Mr. Jackson has been Chief Financial Officer of Porex Holdings, Inc. since its formation in connection with this exchange offer. Mr. Jackson became Chief Financial Officer of Porex Corporation in 1997 after joining Porex in 1993. From 1989 through 1993, Mr. Jackson served as the U.S. Director of Finance of Westburne Supply Inc., a Canadian-owned wholesale distributor.

Board Composition

      Porex’s board of directors currently consists of three members, Messrs. Wygod, Hannah and Marrero. No family relationship exists among any of the directors or executive officers. WebMD is currently the sole stockholder of Porex and has designated the initial three members of the board, but will not, after completion of this exchange offer, have any rights to designate nominees for director and will agree to vote, in the election of directors, any shares of Porex common stock that it retains in the same proportion as the votes cast by other stockholders. Except as described in the preceding sentence, no arrangement or understanding exists between any director or executive officer and any other person pursuant to which any director or executive officer was selected as a director or executive officer of Porex.

      The board of directors of Porex is empowered to increase the size of the board and expects to add [     ] or more additional members in connection with Porex becoming an independent public company. In addition, Porex intends to amend its certificate of incorporation, immediately prior to the completion of this exchange offer, to divide the board into three classes that are approximately equal in size, with the term of one class expiring at each annual meeting of stockholders of Porex and elections held at the annual meeting for a new three-year term for that class. Each director will hold office until his or her successor is duly elected and qualified or until his or her resignation or removal if earlier.

      Porex will undertake, in connection with Porex’s application to list Porex’s common stock on the Nasdaq National Market, to appoint at least two board members, immediately prior to the completion of this exchange offer, who are independent under the Nasdaq Stock Market’s listing standards and to appoint at least two independent directors to serve on Porex’s audit committee.

Committees of the Board

      The board of directors of Porex intends to establish an audit committee and a compensation committee immediately prior to the completion of this exchange offer.

      Audit Committee. The audit committee will be comprised of at least two directors who are independent under the Nasdaq Stock Market’s listing standards. The audit committee will oversee Porex’s financial reporting process on behalf of Porex’s board of directors. The audit committee’s primary responsibilities will include:

•	recommending to the board of directors the appointment of Porex’s independent auditors and evaluating the auditors’ performance and independence;

•	approving the fees to be paid to the independent auditors;

•	reviewing the annual audit plan and the adequacy and effectiveness of internal controls;

•	reviewing the annual audited financial statements and the interim unaudited financial statements with Porex’s financial management and independent auditors; and

•	reviewing and making recommendations regarding Porex’s internal accounting practices and policies and related matters.

The audit committee will operate under a written charter, to be adopted immediately prior to the completion of this exchange offer.

      Compensation Committee. The compensation committee will be comprised of at least two directors who are non-employee directors, within the meaning of Section 16 of the Securities Exchange Act, and who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code. The compensation committee’s primary responsibilities will include:

•	administering Porex’s executive compensation program and equity compensation plans;

•	approving compensation levels for and grants of options to Porex’s executive officers; and

•	reviewing and making recommendations regarding other matters related to Porex’s compensation practices.

Compensation of Directors

      Porex’s directors will not receive any cash fees for their service on Porex’s board of directors or any board committee, but they will be entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. All Porex board members will be eligible to receive stock options under the equity incentive plans that Porex intends to adopt, effective immediately prior to the completion of this exchange offer. Porex expects that outside directors will receive stock options annually on July 1 under a formula stock option plan for outside directors.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

      Porex has not yet established a compensation committee.

Executive Compensation

      The following table presents information concerning the compensation earned for services rendered to Porex by the “named executive officers” during the fiscal year ended June 30, 2001. The named executive officers are Porex’s Chief Executive Officer and both of Porex’s other executive officers.

      In accordance with the rules of the SEC, this table does not include certain perquisites and other benefits received by the named executive officers, which do not exceed the lesser of $50,000 or 10% of any officer’s salary and bonus disclosed in this table.

Summary Compensation Table

				Long-Term
				Compensation

	Annual Compensation			Awards

				Securities Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Options(#)	Compensation($)

Ray E. Hannah	2001	45,000	—	25,000 (1)	2,376	(2)
Chief Executive Officer
Victor L. Marrero	2001	237,116	—	—	750	(2)
President
Donald K. Jackson	2001	128,847	17,136	—	240	(2)
Chief Financial Officer

(1)	Represents options to purchase shares of WebMD common stock. The vesting schedule was 20% per year, but in accordance with their terms, these options became fully vested on WebMD’s acquisition of Medical Manager on September 12, 2000.

(2)	Represents Porex’s payment of term life insurance premiums.

      The following table presents information concerning the options to purchase shares of WebMD common stock granted to each of the named executive officers during the Porex fiscal year ended June 30, 2001. Porex did not grant options or other rights to purchase securities of Porex to any employees in that fiscal year.

Option Grants in Fiscal 2001

	Number of	Percent of Total
	Securities	Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price	Expiration	Present
Name	Granted(#)	2001(1)	per Share	Date	Value(2)

Ray E. Hannah	25,000 (3)	0.1%	$13.6250	7/1/2015	$236,798
Victor L. Marrero	—	—	—	—	—
Donald K. Jackson	—	—	—	—	—

(1)	Based upon the total number of options granted to all WebMD employees during fiscal 2001.

(2)	The estimated grant date present value reflected in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (a) the option exercise price, (b) the exercise of options within three and one-half years of the date that they become exercisable, (c) a risk-free interest rate of 5.29% per annum and (d) volatility of 1.0. The ultimate values of the options will depend on the future market price of WebMD’s common stock, which cannot be forecast with reasonable accuracy. The actual value, if any, an optionee will realize upon exercise of an option will depend on the excess of the market value of WebMD common stock over the exercise price on the date the option is exercised. We cannot assure you that the value realized by an optionee will be at or near the value estimated by the Black-Scholes model or any other model applied to value the options.

(3)	In accordance with its terms, this option became fully vested upon the acquisition of Medical Manager by WebMD on September 12, 2000.

      The following table sets forth information with respect to the named executive officers concerning exercisable and unexercisable options held as of June 30, 2001. The value of in-the-money options are based on the fair market value of WebMD common stock as of June 30, 2001 of $7.00 and are net of the option exercise price.

Aggregated Option Exercises in Last Fiscal Year

And Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-The-Money Options
	Acquired		Options at June 30, 2001		at June 30, 2001
	on Exercise	Value
Name	(#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Ray E. Hannah	—	$—	200,000	—	$90,000	$—
Victor L. Marrero	125,000	$1,658,740 (1)	343,250	424,250	$562,500	$—
Donald K. Jackson	—	$—	70,000	66,250	$96,000	$—

(1)	Value realized upon exercises on September 7, 2000 and September 8, 2000 of options to purchase 87,500 shares and 37,500 shares, respectively, of WebMD common stock.

Employment Agreements

      We intend to enter into employment agreements with certain executive officers prior to the commencement of this exchange offer.

Compensation Pursuant to Plans and Arrangements

      We are in the process of establishing certain benefit plans and employment arrangements for Porex’s directors and executive officers.

Stock Option Plans

      Porex intends to adopt, effective upon completion of this exchange offer, an equity incentive plan providing for equity-based awards, including employee stock options. Porex also intends to adopt, effective upon completion of this exchange offer, a stock option plan that will provide for automatic grants of stock options annually on July 1 to outside directors. The terms of these plans will be finalized prior to the completion of this exchange offer.

SECURITY OWNERSHIP OF MANAGEMENT OF POREX

      Prior to this exchange offer, WebMD owned 100% of Porex outstanding common stock, and therefore, none of its directors or executive officers beneficially own any Porex common stock. The following table, however, sets forth information with respect to the beneficial ownership of WebMD common stock as of April 1, 2002 by (1) Porex directors; (2) each of the executive officers named above in the section entitled “Management of Porex”; and (3) all of Porex directors and executive officers as a group.

      The percentage of WebMD common stock owned is based on 312,760,837 shares outstanding as of April 1, 2002. Beneficial ownership is determined under the rules and regulations of the SEC. Shares of common stock that a person has the right to acquire within 60 days of April 1, 2002, including pursuant to options that are currently exercisable within 60 days of April 1, 2002, are deemed to be outstanding and beneficially owned by that person for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of WebMD common stock shown as beneficially owned by them.

	WebMD
Name(1)	Common Stock	Options	Percent

Ray E. Hannah	241,680	125,000	*
Donald K. Jackson	530	83,750	*
Victor L. Marrero	13,000	447,250	*
Martin J. Wygod	7,943,090 (2)	1,646,500	3.1

Directors and executive officers as a group (4 persons)	8,198,300	2,302,500	3.3

*	Less than 1%.

(1)	The address of Mr. Wygod is c/o WebMD Corporation, 669 River Drive, Center 2, Elmwood Park, NJ 07407; the address of the other directors and executive officers is: c/o Porex Holdings, Inc., 500 Bohannon Road, Fairburn, GA 30212.

(2)	Represents 7,220,927 shares held by Mr. Wygod, 7,600 shares held by Mr. Wygod’s spouse, 161,332 shares held by SYNC, Inc., which is controlled by Mr. Wygod, 71,247 shares held by Synetic Foundation, Inc., a charitable foundation of which Mr. Wygod is a trustee and shares voting and dispositive power, and 481,984 shares held by the Rose Foundation, a private charitable foundation of which Mr. Wygod is a trustee and shares voting and dispositive power.

TRANSACTIONS AND RELATIONSHIP BETWEEN POREX AND WEBMD

Overview

      Porex is a wholly owned subsidiary of WebMD. Porex does not depend on WebMD for any of its revenues.

      Porex has been advised by WebMD’s management that it believes that the separation of Porex from WebMD will enhance the value of Porex. WebMD’s core business focuses on enabling healthcare transactions and connectivity, providing the software and services that automate physician practices and providing Internet-based content, applications and services for physicians, payers, other healthcare organizations and customers. The exchange offer will create a separate public entity focused entirely on the business of porous plastics and other porous media with additional resources to pursue acquisitions and take other steps to implement its growth strategy. The separation of Porex from WebMD will also provide an opportunity for Porex management and employees to have a direct equity participation in Porex.

Certain Agreements

      Porex will enter into a Tax Sharing Agreement, a Transitional Services Agreement, an Indemnification Agreement and a Registration Rights Agreement with WebMD, effective as of the completion of this exchange offer, for the purpose of defining the ongoing relationship between the two companies, as described below. In addition to the agreements described below, additional or modified agreements, arrangements and transactions may be entered into by Porex and WebMD after the completion of this exchange offer. Any such future agreements, arrangements and transactions will be determined through arm’s-length negotiations between Porex and WebMD, as the case may be.

      The following is a summary of the Tax Sharing Agreement, the Transitional Services Agreement, the Indemnification Agreement and the Registration Rights Agreement between Porex and WebMD:

      Tax Sharing Agreement. Porex will enter into a Tax Sharing Agreement with WebMD providing for

•	payment of federal, state and local income taxes for periods during which Porex and WebMD are included in the same consolidated, affiliated, combined or unitary group for income tax purposes,

•	allocation of responsibility for the filing of such tax returns,

•	conduct of tax audits and the handling of tax controversies and

•	various related matters.

      For periods during which Porex is included in WebMD’s consolidated, affiliated, combined or unitary income tax returns, Porex will be required to pay to WebMD an amount equal to its federal, state or local income tax liability, as the case may be, determined as if it had filed separate federal, state or local income tax returns, as the case may be.

      Transitional Services Agreement. Porex will enter into a Transitional Services Agreement with WebMD, pursuant to which WebMD will, to the extent reasonably requested by Porex, provide Porex with services relating primarily to financial, tax and legal matters for a period of [     ] months after completion of this exchange offer. These services will generally be similar to the services WebMD currently provides to Porex. Porex will pay WebMD the actual costs of providing these services.

      Indemnification Agreement. Porex will enter into an Indemnification Agreement with WebMD, under the terms of which Porex will indemnify and hold harmless WebMD with respect to any and all claims, losses, damages, liabilities, costs and expenses that arise from or are based on the operations of the business of Porex before or after the date of the consummation of this exchange offer. Similarly, WebMD will indemnify and hold harmless Porex with respect to any and all claims, losses, damages, liabilities, costs and expenses that arise from or are based on the operations of WebMD other than the business of Porex before or after the date of the consummation of this exchange offer.

      Registration Rights Agreement. WebMD intends to dispose of any Porex shares that it continues to own after completion of this exchange offer, as soon as a disposition is practicable, such disposition to begin no earlier than [                              ] and to be completed no later than [                              ]. To facilitate an orderly disposition of those Porex shares, WebMD and Porex will enter into a registration rights agreement that will provide that, upon request of WebMD, Porex will use its reasonable best efforts to register, under the applicable federal and state securities laws, sale of those Porex shares in accordance with WebMD’s intended method or methods of disposition. WebMD will also have the right to include its Porex shares in other registrations of Porex common stock. Except for Porex’s legal and accounting fees and expenses, the registration rights agreement will provide that WebMD generally will pay for all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that WebMD requests or which it participates. Subject to specified limitations, the registration rights will be assignable by WebMD and its assigns. The registration rights agreement will also contain indemnification and contribution provisions.

DESCRIPTION OF CAPITAL STOCK OF POREX

      The authorized capital of Porex Holdings, Inc. consists of 50,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock. No shares of preferred stock are outstanding as of the date of this Prospectus and none will be issued prior to the consummation of this exchange offer. As of the date of this Prospectus, 15,000,000 shares of Porex common stock were issued and outstanding and no other shares of Porex common stock will be issued prior to the consummation of this exchange offer.

Common Stock

      Issued and outstanding shares of Porex’s common stock are fully paid and nonassessable upon payment therefor. The holders of outstanding shares of Porex’s common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors of Porex may from time to time determine. Porex does not anticipate paying cash dividends in the foreseeable future. Shares of Porex’s common stock are not convertible and holders have no preemptive or subscription rights to purchase any of Porex’s securities. Upon liquidation, dissolution or winding up of Porex, the holders of Porex’s common stock are entitled to receive pro rata those of Porex’s assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of Porex’s common stock is entitled to one vote on all matters submitted to a vote of Porex’s stockholders, including election of directors. There is no cumulative voting in the election of directors.

Preferred Stock

      The board of directors of Porex is authorized to issue preferred stock and to determine its rights, preferences and privileges. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of preferred stock by Porex could adversely affect the voting power of the holders of Porex’s common stock. In addition, Porex could issue preferred stock as a means of discouraging, delaying or preventing a change in control. Porex has no present plans to issue shares of its preferred stock.

Certain Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

      Porex intends to amend and restate its certificate of incorporation and bylaws, to be effective upon consummation of this exchange offer. Porex’s amended and restated certificate of incorporation and bylaws, forms of which are on file with the SEC under the registration statement of which this Prospectus forms a part, would contain the following provisions.

      Board Authority to Issue Preferred Stock Without Stockholder Approval. Porex’s board of directors is authorized to issue preferred stock having a preference as to dividends or liquidation over the common stock without stockholder approval.

      Ability to Change Size of Board; Staggered Board. Porex’s board of directors consists of [          ] members. Porex’s bylaws provide that this number may be changed by a resolution adopted by the board of directors of Porex. Directors are divided into three classes. The amendment will provide that directors are elected for a term of three years to succeed the directors of the class whose terms expire at the corresponding annual meeting. Each year the directors’ positions in one of the three classes are subject to election so that it would take three years to replace the entire board, absent resignation or premature expiration of a director’s term, which may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Porex.

      Filling of Board Vacancies; Removals. Any vacancies on Porex’s board of directors resulting from death, resignation, disqualification or removal shall, unless the board of directors determines by resolution that any such vacancies shall be filled by stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum. Newly created directorships resulting from any increase in the number of directors shall, unless the board of directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is elected and qualified. A director may be removed, only with cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

      Stockholder Action Instead of Meeting by Written Consent. Porex’s certificate of incorporation provides that any action to be taken by its stockholders must be effected at an annual or special stockholder meeting and may not be taken by written consent.

      Call of Special Meetings. Porex’s bylaws provide that special meetings of Porex stockholders may be called by a majority of the members of the board of directors, by the chairman of the board of directors or by the Chief Executive Officer.

      Stockholder Proposals and Nominations. Porex’s bylaws require advance written notice by a stockholder of a proposal that such stockholder desires to present at an annual meeting or of a nomination of a person for election to the board of directors of Porex at an annual meeting or special meeting. These provisions may delay consideration of a stockholder proposal or nomination.

      Generally, Porex must receive a stockholder’s notice of a proposal to be considered at an annual meeting not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, Porex must receive the notice not later than the close of business on the tenth day following the earlier of the day on which notice of the annual meeting is mailed and the day on which Porex publicly announces the date of the annual meeting. No business other than that stated in the notice may be transacted at any special meeting.

      Generally, Porex must receive a stockholder’s notice of a nomination for director to be considered at an annual meeting not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, however, Porex must receive the notice not later than the close of business on the tenth day following the earlier of the day on which notice of the annual meeting is mailed and the day on which Porex publicly announces the date of the annual meeting. Porex must receive a stockholder’s notice of a nomination for director to be considered at a special meeting not later than the close of business on the tenth day following the earlier of the day on which notice of the special meeting is mailed and the day on which Porex publicly announces the date of the special meeting.

      Bylaw Amendments. Porex’s bylaws may be amended or repealed, and new bylaws made, by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding capital stock voting thereon as a single class or by Porex’s board of directors.

      Limitations on Liability and Indemnification of Officers and Directors. Porex’s certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, Porex’s certificate of incorporation and bylaws provide that Porex will indemnify its directors and officers to the fullest extent permitted by Delaware law. Porex intends to enter into separate agreements with its directors, executive officers and some of its other officers to implement such indemnification.

Transfer Agent and Registrar

      Porex has appointed American Stock Transfer & Trust Company as the transfer agent and registrar for Porex common stock.

COMPARISON OF RIGHTS OF HOLDERS OF SHARES OF

WEBMD COMMON STOCK AND POREX COMMON STOCK

      Upon completion of this exchange offer, WebMD stockholders who exchange their WebMD shares for Porex shares will become Porex stockholders. Porex stockholders’ rights will continue to be governed by Delaware law and will be governed by Porex’s certificate of incorporation and bylaws. Because Porex and WebMD are both organized under the laws of Delaware, differences in the rights of a stockholder of Porex from those of WebMD stockholders arise principally from provisions of the certificates of incorporation and bylaws of each of Porex and WebMD.

      Porex intends to amend and restate its certificate of incorporation and bylaws, to be effective immediately prior to the completion of this exchange offer. Your rights as a Porex stockholder and your rights as a WebMD stockholder, based upon the provisions of Porex’s and WebMD’s certificates of incorporation and bylaws, are summarized below. The summary below describes the provisions of Porex’s certificate of incorporation and bylaws as if the amendments to Porex’s certificate of incorporation and bylaws have been effected, and describes the material differences between the companies’ charter documents. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to WebMD’s and Porex’s governing corporate instruments, which you should read. Copies of WebMD’s and Porex’s governing corporate instruments have been filed with the SEC. To find out where you can get copies of these documents, see “Where You Can Find More Information.”

	Porex Stockholder Rights	WebMD Stockholder Rights

Authorized Capital Stock	• 50,000,000 shares of common stock, par value $.0001 per share. • 10,000,000 shares of preferred stock.	• 600,000,000 shares of common stock, par value $.0001 per share. • 5,000,000 shares of preferred stock, par value $.0001 per share.

Dividend Policy	Porex has no legal or contractual obligation to pay dividends.	Same as Porex.

Voting	Porex common stock:	Same as Porex.
• 1 vote per share.
• Plurality vote for directors.
• Majority vote for most other matters.

Stockholder Action by Written Consent	Porex’s bylaws restrict stockholder action by written consent without a meeting.	Same as Porex.

Number of Directors	The number of directors may be changed, from time to time, by a resolution adopted by the board of directors.	Same as Porex.

Term of Office	The board of directors is divided into three classes. Directors are elected for a term of three years to succeed the directors of the class whose terms expire at the corresponding annual meeting.	Same as Porex.

	Porex Stockholder Rights	WebMD Stockholder Rights

Removal of Directors	Any or all of Porex’s directors may be removed with cause by Porex stockholders who represent a majority of the shares then entitled to vote at an election of directors.	Same as Porex.

Vacancies	These shall be filled by the
board, by majority vote, even
if less than a quorum is
present, unless the board
determines that any such
vacancies or newly formed
directorships shall be filled by
	the stockholders.	Same as Porex.

Advance Notice Procedures for a Stockholder Proposal or Director Nomination	In general, a stockholder
wishing to nominate a director
or raise another proposal must
notify Porex in writing no less
than 60 days and no earliere than 90 days prior to the date
of the anniversary of Porex’s
prior meeting of stockholders
or a deadline based on the
date the meeting date is
	announced.	Same as Porex.

This notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

Calling of Special Meeting of Stockholders	Special meetings of Porex stockholders may be called by:	Same as Porex.
• a majority of the board of directors;
• the chief executive officer; or
• the chairman of the board of directors.
Amendment	The bylaws may be adopted, amended or repealed by the majority of the total voting power of all classes of Porex’s outstanding capital stock or by the board of directors.	Same as Porex.

POREX SHARES ELIGIBLE FOR FUTURE SALE

      All of the Porex shares offered in this exchange offer will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by “affiliates” of Porex, as that term is defined in Rule 144, described below. Any Porex shares held by WebMD are “restricted securities,” as that term is defined in Rule 144, and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration under the Securities Act.

      In general, under Rule 144 as currently in effect, any affiliate of Porex or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned common stock which is treated as restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of common stock (approximately [                    ] shares based upon the number of shares outstanding after this exchange offer) or the reported average weekly trading volume in the common stock during the four weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning Porex. In addition, affiliates of Porex must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock that are not restricted securities (such as common stock acquired by affiliates in market transactions). Further, if a period of at least two years has elapsed from the date restricted securities were acquired from Porex or an affiliate of Porex, a holder of such restricted securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is a summary of the material U.S. federal income tax consequences to you on your receipt of Porex shares pursuant to this exchange offer and of your ownership and disposition of Porex shares. This summary is intended for general information only and may not apply to you if you are a person subject to special treatment under U.S. federal income tax laws, such as an insurance company, a financial institution, a broker-dealer, a tax-exempt organization, a real estate investment trust, a partnership or other pass-through entity, a regulated investment company, a U.S. person whose functional currency is not the U.S. dollar, a U.S. expatriate, or a person that holds WebMD shares, or will hold Porex shares, as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment. This summary also does not address the tax consequences to your stockholders, partners or beneficiaries. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to the receipt, ownership and disposition of Porex shares pursuant to this exchange offer. We assume in this discussion that you hold WebMD shares and will hold Porex shares as a capital asset within the meaning of section 1221 of the Code.

      This discussion is based on information provided by WebMD, current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury Regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect, and to different interpretations.

      You should consult your own tax advisor in analyzing the U.S. federal, state, local and other tax consequences of the receipt, ownership, and disposition of Porex shares pursuant to this exchange offer, based upon your particular circumstances.

      For purposes of this summary, a U.S. person means any one of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity taxable as a corporation for U.S. federal income tax purposes) or partnership created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, the administration of which is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if the trust was in existence on August 20, 1996, which has elected to continue to be treated as a U.S. person.

      A non-U.S. person means a person that is not a U.S. person. If you are a partner in a partnership holding WebMD shares or Porex shares, you should consult your own tax advisor.

The Exchange Offer

      WebMD’s completion of this exchange offer is conditioned upon its receipt of an opinion from Shearman & Sterling, which we refer to as the “Opinion,” to the effect that, while not free from doubt, the exchange of WebMD shares for its Porex shares pursuant to this exchange offer will qualify as a transaction in which no gain or loss is recognized by you (except in respect of cash received in lieu of your fractional interest) for U.S. federal income tax purposes under section 355 of the Code. The Opinion will rely on representations and covenants made by WebMD and Porex and applicable factual assumptions, and will be subject to the limitations and conditions set forth therein. If any of the factual assumptions or representations relied upon in the Opinion are inaccurate, or any of the covenants, limitations and conditions are not satisfied, the Opinion may not accurately describe the U.S. federal income tax treatment of your receipt of Porex shares pursuant to this exchange offer. In addition, a tax opinion is not binding on the IRS, and WebMD does not intend to request a ruling from the IRS with respect to these matters.

Furthermore, there is no assurance that the IRS would agree with the conclusions set forth in this discussion.

      Under section 355 and related provisions of the Code, the U.S. federal income tax consequences of your participation in this exchange offer are as follows:

•	No gain or loss will be recognized by you and no amount will be included in your income upon your receipt of Porex shares (including any fractional Porex shares distributed to the exchange agent) in this exchange offer.

•	If you surrender all of your WebMD shares in this exchange offer, your aggregate tax basis in the Porex shares (including any fractional share) received will be the same as the aggregate tax basis of the WebMD shares that you exchanged. If you do not surrender all of your WebMD shares in this exchange offer, your aggregate tax basis in your WebMD shares held before consummation of this exchange offer will be allocated between your WebMD shares and your Porex shares (including any fractional share) held by you after this exchange offer in proportion to their relative fair market values on the date of this exchange offer.

•	The holding period of the Porex shares (including any fractional share) that you receive in this exchange offer will include the holding period of your WebMD shares with respect to which you received your Porex shares.

•	If you receive cash as a result of the sale of a fractional Porex share by the exchange agent, you will be treated as having received such fractional Porex share and thereafter as having sold such fractional share for the amount of cash received. Accordingly, if you receive cash in lieu of a fractional share, you will recognize gain or loss in an amount equal to the difference between the amount of cash received for the fractional share and the tax basis allocable to such fractional share. Such gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the WebMD shares exchanged in this exchange offer had been held for more than one year.

      Treasury Regulations promulgated under section 355 of the Code require that each WebMD stockholder who receives Porex shares pursuant to this exchange offer attach a statement to the U.S. federal income tax return filed by such stockholder for the taxable year in which this exchange offer is consummated, which statement shows the applicability of section 355 of the Code to this exchange offer. WebMD will provide you with the information necessary to comply with this requirement.

      If this exchange offer does not qualify under section 355 of the Code, a WebMD stockholder participating in this exchange offer will recognize capital gain or loss to the extent that the fair market value of the Porex shares received by such stockholder exceeds the adjusted tax basis in the WebMD shares surrendered in this exchange offer. However, if a participating stockholder’s interest in WebMD is not meaningfully reduced in accordance with section 302 of the Code, taking into account the application of special attribution rules (that, among other things, can treat a stockholder as owning stock held by family members and related entities), then the fair market value of the Porex shares received in this exchange offer will be treated as dividend income to the extent of WebMD’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. WebMD does not believe that it currently has current or accumulated earnings or profits, but no assurance can be made by WebMD that it will not have earnings and profits for the taxable year in which this exchange offer occurs. WebMD stockholders should consult their own tax advisors regarding the application of the section 302 of the Code to their particular facts and circumstances.

      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO STOCKHOLDERS WHO RECEIVED THEIR WEBMD COMMON STOCK THROUGH THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WHO ARE OTHERWISE SUBJECT TO SPECIAL TREATMENT UNDER THE CODE. THIS SUMMARY DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES. WEBMD STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS

REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN LAWS, THE TAX BASIS AND HOLDING PERIOD CONSEQUENCES TO STOCKHOLDERS WHO OWN TWO OR MORE BLOCKS OF WEBMD COMMON STOCK THAT WERE ACQUIRED AT DIFFERENT TIMES OR PRICES, AND ANY CHANGES IN U.S. FEDERAL TAX LAWS THAT OCCUR AFTER THE DATE HEREOF.

Ownership and Disposition of Porex Shares

      The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of Porex shares received in this exchange offer. Porex has not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. You should consult your tax advisor about the U.S. federal income tax consequences of owning and disposing of Porex shares, as well as any tax consequences that may arise under the laws of any state, local or other taxing jurisdiction based upon your particular circumstances.

      1.     U.S. Persons

a. Distributions to U.S. Persons

If distributions are paid on Porex shares, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from Porex’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the distribution exceeds Porex’s current and accumulated earnings and profits, then such distribution will constitute a non taxable return of capital that is applied against and reduces your adjusted tax basis in your Porex shares, and thereafter will constitute capital gain from the disposition of such common stock (see “Sale, Exchange or other Disposition by U.S. Persons”). The gross amount of any taxable dividend will be subject to U.S. federal income tax as ordinary income and may be eligible for the corporate dividends-received deduction if you are a corporate U.S. person, depending on your ownership of Porex shares.

b. Sale, Exchange or Other Disposition by U.S. Persons

Upon a sale, exchange or other disposition of Porex shares, you will recognize gain or loss in an amount equal to the difference between your amount realized on the disposition and your adjusted tax basis in the Porex shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for the Porex shares exceeds one year at the time of disposition. If you are a non-corporate U.S. person (such as an individual), you may be eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gains. Your deduction of capital losses is subject to certain limitations under the Code.

      2.     Non-U.S. Persons

a. Distributions to Non-U.S. Persons

Dividends paid to you generally will be subject to withholding of U.S. federal income tax at the rate of 30%, or at a lower rate if you are able to claim a reduced rate of withholding under an applicable income tax treaty. If the dividend is effectively connected with your conduct of a trade or business in the United States and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you, the dividend will not be subject to U.S. federal withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income generally on the same basis that applies to U.S. persons. If you are a corporation, under certain circumstances, you may be subject to an additional branch profits tax.

In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits, or W-8ECI for effectively connected income (or such successor forms as the IRS designates), respectively, prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

b. Sale, Exchange or other Dispositions by Non-U.S. Persons

You will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other disposition of Porex shares unless any one of the following is true:

•	the gain is effectively connected with your conduct of a trade or business in the United States and, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you;

•	you are a nonresident alien individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	the Porex shares constitutes a U.S. real property interest by reason of Porex’s status as a “U.S. real property holding corporation,” or a “USRPHC”, for U.S. federal income tax purposes at any time during the five-year period ending on the date you dispose of the Porex shares.

Porex believes that it is not currently and that it will not become a USRPHC. However, the determination of whether Porex is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other business assets, which cannot be known with certainty, and there can be no assurance that Porex will not become a USRPHC in the future. As long as the Porex shares are regularly traded on an established securities market, however, such shares will only be treated as a U.S. real property interest to you if you hold directly and by attribution more than five percent of such regularly traded shares.

      3.     Information Reporting and Backup Withholding

a. U.S. Persons

Backup withholding and information reporting requirements may apply to you with respect to distributions you receive from Porex, or to the proceeds of a sale or redemption of Porex shares. Porex or any paying agent may be required to reduce such payment to you for backup withholding tax currently at a rate of 30% if you fail to furnish your correct taxpayer identification number, to certify that you are not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. persons (including, among others, corporations) are not subject to the backup withholding requirements. Any amount withheld under the backup withholding rules generally may be claimed as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS.

b. Non-U.S. Persons

Under U.S. Treasury Regulations, Porex must report annually to the IRS and to you the amount of dividends paid to you and any U.S. federal income tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which you reside.

Backup withholding at a rate of 30% (subject to reduction) generally will not apply to dividends paid by Porex or its paying agents, in their capacities as such, to you if you have provided your taxpayer identification number or the required certification that you are not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if either Porex or its paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payment of the proceeds from a disposition effected outside the U.S. by you made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership with certain connections to the United States or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. person and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by you made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless you certify as to your non-U.S. person status under penalties of perjury or otherwise establish an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts that Porex withholds under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability if certain required information is furnished to the IRS. You should consult your own tax advisor regarding application of backup withholding in your particular circumstance, and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

LEGAL MATTERS

      The validity of the shares of Porex common stock offered hereby will be passed upon for Porex by Shearman & Sterling, New York, New York. As of May 13, 2002, Shearman & Sterling owned an aggregate of 305,582 WebMD shares.

EXPERTS

      The financial statements and schedules of Porex included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

      The consolidated financial statements and schedule of WebMD Corporation as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, incorporated by reference in this Prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      Porex has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the Porex common stock to be issued to WebMD stockholders whose shares are exchanged in this exchange offer. This Prospectus, filed as part of the registration statement, does not contain all of the information that you can find in the registration statement and its exhibits. Statements contained in this Prospectus concerning the terms of any documents filed as exhibits to the registration statement are not necessarily complete, and are qualified by reference to the copy of such document.

      Porex is not currently subject to the informational requirements of the Securities Exchange Act of 1934. Upon completion of this exchange offer, Porex will be subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, Porex will file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the SEC address set forth below. Porex intends to furnish its stockholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

      WebMD will file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This document forms a part of that Tender Offer Statement and constitutes an offering circular of WebMD, in addition to being a Prospectus of Porex. This document does not contain all of the information you can find in the Schedule TO or its exhibits.

      WebMD files annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements, as well as the registration statement on Form S-4 filed by Porex and the Schedule TO to be filed by WebMD and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

      You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it. WebMD’s common stock is listed on the Nasdaq National Market under the symbol “HLTH.” Reports, proxy statements and other information about WebMD can also be inspected at the Nasdaq National Market, Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows WebMD to “incorporate by reference” into this Prospectus the information it files with the SEC. This permits WebMD to disclose important information to you by referring to those documents rather than repeating them in full in this Prospectus. The information incorporated by reference in this Prospectus contains important business and financial information. WebMD incorporates by reference the following documents filed by WebMD with the SEC:

WebMD SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2001; filed on March 25, 2002 and amended on April 30, 2002
Current Report on Form 8-K	Filed on March 26, 2002
All subsequent documents filed by WebMD under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (other than current reports furnished under item 9 of Form 8-K)	After the date of this Prospectus through the date that the WebMD shares are accepted for exchange pursuant to this exchange offer (or the date that this exchange offer is completed or terminated)

      Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Statements contained in this Prospectus as to the contents of any contract or other document referred to in this Prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

      You may request a copy of each document incorporated by reference in this Prospectus, at no cost, by writing or calling WebMD at the following address or telephone number:

WebMD Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407
Tel: (201) 414-2002
Attn: Investor Relations

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

      You should rely only on the information contained in this Prospectus. Neither WebMD nor Porex has authorized anyone to provide you with information different from that contained in this Prospectus or in any of the WebMD materials that Porex has incorporated by reference into this Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Prospectus does not extend to you. The information contained in this Prospectus speaks only as of the date of this Prospectus unless the information specifically indicates that another date applies.

      This Prospectus may not contain all of the information that may be important to you. You should read the entire Prospectus, and the documents incorporated by reference in the Prospectus, before deciding whether to tender your WebMD shares in exchange for Porex shares.

POREX HOLDINGS, INC. AND SUBSIDIARIES

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

as of June 30, 2000 and 2001
Together with Auditors’ Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Porex Holdings, Inc.:

      We have audited the accompanying consolidated balance sheets of POREX HOLDINGS, INC. (a Delaware corporation) AND SUBSIDIARIES as of June 30, 2000 and 2001 and the related consolidated statements of operations, shareholder’s equity, and cash flows for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Porex Holdings, Inc. and subsidiaries as of June 30, 2000 and 2001 and the results of their operations and their cash flows for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia

September 14, 2001

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2000 and 2001
(In thousands, except share data)

	Predecessor	Successor
	2000	2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,946	$24,871
Marketable securities	912	1,027
Accounts receivable, net of allowances for doubtful accounts and sales returns of $875 and $935 in 2000 and 2001, respectively	19,183	18,187
Inventories	15,221	14,558
Other current assets	4,344	5,246

Total current assets	66,606	63,889

PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	3,167	3,915
Buildings and improvements	18,003	16,878
Machinery and equipment	46,754	27,091
Furniture and fixtures	2,004	661
Construction in progress	5,230	4,809
Less accumulated depreciation	(29,044)	(5,682)

Property, plant and equipment, net	46,114	47,672

OTHER ASSETS:
Due from affiliates	1,146	—
Long-term marketable securities	26,537	3,075
Goodwill and other intangible assets, net of accumulated amortization of $6,323 and $3,206 in 2000 and 2001, respectively	111,353	148,598
Other	353	237

Total other assets	139,389	151,910

	$252,109	$263,471

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,130	$2,706
Current portion of long-term debt	551	322
Accrued liabilities	9,171	11,308
Income taxes payable	7,314	8,962

Total current liabilities	20,166	23,298
OTHER LONG-TERM LIABILITIES	27	19
LONG-TERM DEBT AND CAPITAL LEASES	8,022	7,722
DUE TO AFFILIATE	—	460
DEFERRED INCOME TAXES	12,704	13,619

Total liabilities	40,919	45,118

COMMITMENTS AND CONTINGENCIES (Note 11)
SHAREHOLDER’S EQUITY (Note 1):
Preferred stock, $.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.0001 par value; 50,000,000 shares authorized, 15,000,000 shares issued and outstanding in 2000 and 2001	2	2
Additional paid-in capital	125,054	212,958
Deferred compensation	—	(1,360)
Retained earnings	88,224	7,017
Accumulated other comprehensive income	(2,090)	(264)

Total shareholder’s equity	211,190	218,353

	$252,109	$263,471

The accompanying notes are an integral part of and should be read in conjunction with these consolidated balance sheets.

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED JUNE 30, 1999 AND 2000
AND FOR THE PERIODS FROM JULY 1, 2000 TO SEPTEMBER 12, 2000
AND SEPTEMBER 13, 2000 TO JUNE 30, 2001
(In thousands, except per share data)

	Predecessor			Successor

			July 1,	September 13,
			2000 to	2000 to
	June 30,	June 30,	September 12,	June 30,
	1999	2000	2000	2001

Net sales	$99,430	$123,264	$24,237	$96,617
Cost of sales	53,745	68,499	14,465	57,673

Gross profit	45,685	54,765	9,772	38,944
Selling, general, and administrative	22,123	29,389	9,895	26,486

Operating income (loss)	23,562	25,376	(123)	12,458
Other income, net	1,318	4,683	598	325

Income before provision for income taxes	24,880	30,059	475	12,783
Provision for income taxes	(10,348)	(12,346)	(313)	(5,766)

Net income	$14,532	$17,713	$162	$7,017

Net income per common share, basic and diluted	$0.97	$1.18	$0.01	$0.47

Weighted average shares outstanding used in computing basic and diluted net income per common share	15,000	15,000	15,000	15,000

The accompanying notes are an integral part of and should be read in conjunction with these consolidated statements.

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

FOR THE YEARS ENDED JUNE 30, 1999 AND 2000
AND FOR THE PERIODS FROM JULY 1, 2000 TO SEPTEMBER 12, 2000
AND SEPTEMBER 13, 2000 TO JUNE 30, 2001
(In thousands, except share data)
(Note 1)

						Accumulated
	Common Stock		Additional			Other	Total
			Paid-In	Retained	Deferred	Comprehensive	Shareholder’s
	Shares	Amount	Capital	Earnings	Compensation	Income	Equity

PREDECESSOR:
Balance, June 30, 1998	15,000,000	$2	$148	$55,979	$—	$(610)	$55,519
Foreign currency translation adjustment	—	—	—	—	—	(511)	(511)
Net income	—	—	—	14,532	—	—	14,532

Comprehensive income	—	—	—	—	—	—	14,021
Acquisition of Point Plastics and KippGroup (Note 2)	—	—	123,881	—	—	—	123,881

Balance, June 30, 1999	15,000,000	2	124,029	70,511	—	(1,121)	193,421
Foreign currency translation adjustment	—	—	—	—	—	(969)	(969)
Net income	—	—	—	17,713	—	—	17,713

Comprehensive income	—	—	—	—	—	—	16,744
Contributed capital	—		1,025	—	—	—	1,025

Balance, June 30, 2000	15,000,000	2	125,054	88,224	—	(2,090)	211,190
Foreign currency translation adjustment	—	—	—	—	—	(1,486)	(1,486)
Net income	—	—	—	162	—	—	162

Comprehensive loss	—	—	—	—	—	—	(1,324)

Balance, September 12, 2000	15,000,000	$2	$125,054	$88,386	$—	$(3,576)	$209,866

SUCCESSOR:
Balance, September 12, 2000	15,000,000	$2	$125,054	$88,386	$0	$(3,576)	$209,866
Foreign currency translation adjustment	—	—	—	—	—	(264)	(264)
Net income	—	—	—	7,017	—	—	7,017

Comprehensive income	—	—	—	—	—	—	6,753
Acquisition of parent company by WebMD	—	—	130,831	(88,386)	(3,945)	3,576	42,076
Dividends paid to parent	—	—	(41,000)	—	—	—	(41,000)
Forgiveness of intercompany receivable	—	—	(1,119)	—	—	—	(1,119)
Amortization of deferred compensation	—	—	—	—	1,777	—	1,777
Adjustment to deferred compensation for terminations	—	—	(808)	—	808	—	—

Balance, June 30, 2001	15,000,000	$2	$212,958	$7,017	$(1,360)	$(264)	$218,353

The accompanying notes are an integral part of and should be read in conjunction with these consolidated statements.

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 1999 AND 2000
AND FOR THE PERIODS FROM JULY 1, 2000 TO SEPTEMBER 12, 2000
AND SEPTEMBER 13, 2000 TO JUNE 30, 2001
(In thousands)

	Predecessor			Successor

			July 1,	September 13,
			2000 to	2000 to
	June 30,	June 30,	September 12,	June 30,
	1999	2000	2000	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,532	$17,713	$162	$7,017
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,327	10,218	2,150	8,994
Deferred compensation expense	—	—	—	1,777
Deferred income taxes	(1,412)	1,595	1,035	(494)
Net loss on sale of debt securities held to maturity	—	—	—	505
Net loss on asset dispositions	77	245	12	398
Restructuring charges, net of cash paid	—	283	1,609	140
Minority interest	132	(132)	—	—
Changes in operating assets and liabilities, net of effect of acquired businesses:
Accounts receivable	(1,584)	(2,487)	3,144	(2,147)
Inventory	(1,211)	(2,392)	(559)	1,222
Other assets	2,136	(705)	(468)	(1,123)
Accounts payable	362	229	197	(621)
Accrued liabilities	179	(1,268)	(2,512)	5,484

Net cash provided by operating activities	21,538	23,299	4,770	21,152

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of debt securities held to maturity	9,998	2,170	—	22,893
Purchase of debt securities held to maturity	(27,842)	(4,416)	—	(51)
Capital expenditures, net	(7,697)	(8,415)	(2,012)	(6,966)
Acquisitions, net of cash acquired	(26,186)	(2,904)	—	—
Other	(79)	85	(18)	—

Net cash provided by (used in) investing activities	(51,806)	(13,480)	(2,030)	15,876

CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in amounts due to (from) parent, net	1,899	(1,185)	(25)	512
Principal payments on long-term debt and capital leases	(829)	(1,611)	(150)	(379)
Additional paid-in capital received from parent	34,475	1,025	—	—
Proceeds from issuance of long-term debt	27	—	—	—
Payment of dividends	—	—	—	(41,000)

Net cash provided by (used in) financing activities	35,572	(1,771)	(175)	(40,867)

IMPACT OF CHANGES IN FOREIGN CURRENCY	(382)	(498)	(674)	(127)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,922	7,550	1,891	(3,966)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,474	19,396	26,946	28,837

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,396	$26,946	$28,837	$24,871

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$416	$634	$143	$560

Cash paid for income taxes	$8,857	$12,285	$3,022	$3,908

The accompanying notes are an integral part of and should be read in conjunction with these consolidated statements.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2000 AND 2001
(In thousands, except share data)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Porex Holdings, Inc. and its subsidiaries (the “Company” or “Porex”) are wholly owned subsidiaries of WebMD Corporation (“WebMD”). Porex is a developer, manufacturer, and distributor of proprietary porous plastic components incorporating advanced filtration technologies. Porex also manufactures and distributes proprietary injection molded solid plastic components and products. Porex has a 40-year history of innovation in porous plastic technology. Porex’s porous and solid plastics and filtration technologies are used primarily in components produced for health care, industrial and consumer applications, as well as in finished products used in the medical device, research, and clinical laboratory and surgical markets. Porex is an international company, selling products to customers in more than 65 countries worldwide.

      Prior to September 12, 2000, the Company was an operating subsidiary of Medical Manager Corporation (“Medical Manager”). On September 12, 2000, Medical Manager was acquired by WebMD through the exchange of 2.5 shares of WebMD common stock for each share of Medical Manager common stock (the “Acquisition”). As part of the Acquisition, options to purchase Medical Manager stock held by Porex employees were exchanged for options to purchase WebMD stock using the same exchange ratio. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” the Company recorded $3,945 of deferred compensation for the value of unvested options. This deferred compensation will be amortized as compensation expense over the remaining vesting life of the options. The Acquisition was accounted for using the purchase method of accounting, and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. Therefore, the accompanying consolidated financial statements for the periods before and after the acquisition date are not comparable in all material respects. A vertical black line on the accompanying financial statements distinguishes the predecessor and successor companies.

      As the Acquisition was accounted for by the purchase method of accounting, the purchase price was allocated among the assets and liabilities in accordance with estimates of fair market value on the date of Acquisition. As part of the Acquisition, the Company identified intangible assets of $28,500 related to unpatented technology, $2,400 of patented technology and $5,300 associated with trade names to be amortized over their estimated useful lives of 19-40 years. The excess of the allocable portion of purchase price over the estimated fair value of net assets acquired amounted to approximately $115,929, which is being accounted for as goodwill and is being amortized over periods up to 40 years using the straight-line method.

      The shareholder’s equity accounts reflect the common and preferred stock that was authorized and issued in 2002 by the Company as if it had been issued at the beginning of the earliest period presented.

          Principles of Consolidation

      The accompanying financial statements include the accounts of the Company after elimination of all material intercompany accounts and transactions.

          Fiscal Year

      The fiscal year of the Company ends on the last Saturday of June. Fiscal 1999 was a 52-week year which ended on June 26, 1999, fiscal 2000 was a 52-week year which ended on June 24, 2000, and fiscal 2001 was a 53-week year which ended on June 30, 2001.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Cash and Cash Equivalents

      The Company considers all liquid investment instruments with an original maturity of three months or less to be the equivalent of cash for purposes of balance sheet presentation and for the statements of cash flows. These short-term investments are stated at cost, which approximates market.

          Inventories

      Inventories are stated at the lower of cost or market on the first-in, first-out basis. Cost includes raw materials, direct labor, and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for work-in-process and finished goods. Inventories consisted of the following as of June 30, 2000 and 2001:

	Predecessor	Successor
	2000	2001

Raw materials and supplies	$5,878	$5,896
Work-in-process	1,809	1,275
Finished goods	7,534	7,387

	$15,221	$14,558

          Property, Plant and Equipment

      Property, plant, and equipment are stated at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets. The estimated useful lives are 20 years for buildings and improvements and range from 5 to 10 years for machinery and equipment and furniture and fixtures. For income tax purposes, certain assets are depreciated using accelerated methods. At the time property, plant, and equipment are retired, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income. Expenditures for maintenance, repair and renewals of minor items are charged to operations as incurred. Major betterments are capitalized. Depreciation expense was $5,973, $6,992, $1,455 and $5,788 for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000, and September 13, 2000 to June 30, 2001, respectively.

          Capital Leases

      Noncancelable financing leases are capitalized. The related assets and obligations have been recorded at amounts derived by using the rate implicit in the lease. The recorded assets are amortized on a straight-line basis over the shorter of the lease term or the economic life of the asset, and interest expense is recognized in proportion to the remaining lease obligation. The related debt is included in long-term debt on the accompanying balance sheets.

          Marketable Debt Securities

      All marketable debt securities with a maturity greater than three months are accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company determines the appropriate classification at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity debt securities are stated at cost, adjusted for amortization of premiums and discounts to maturity. Interest and amortization of premiums and discounts for all securities are included in interest income.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Fair Value of Financial Instruments

      The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of our fixed rate short-term and long-term debt amounts approximate carrying value using the Company’s estimated incremental borrowing rate.

          Goodwill, Intangibles and Other Long-Lived Assets

      Goodwill represents the cost of the acquired businesses in excess of net identifiable tangible and intangible assets and is amortized to expense on a straight-line basis over periods ranging from 35 to 40 years. Other intangible assets consist of patented technology, unpatented technology, and trade names and represent the cost of these assets acquired based on their estimated fair value at the time of acquisition. These other intangible assets are being amortized to expense on a straight-line basis over periods ranging from 19 to 40 years. Total amortization expense was $2,354, $3,226, $695 and $3,206 for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001, respectively.

      Goodwill and other intangible assets consisted of the following as of June 30, 2000 and 2001:

	Predecessor	Successor
	2000	2001

Patented technology	$2,200	$2,400
Unpatented technology	33,900	28,500
Trade names	19,100	5,300
Goodwill	62,476	115,604

	117,676	151,804
Accumulated amortization	(6,323)	(3,206)

	$111,353	$148,598

      In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” the Company reviews its long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset’s expected future undiscounted cash flows. In estimating the expected future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Estimates of expected future cash flows represent management’s best estimate based on reasonable and supportable assumptions and projections. If the carrying value of the asset exceeds the future cash flows related to the asset, an impairment indicator is considered present. Such impairment would be measured and recognized using a discounted cash flow method.

          Development Costs

      The Company incurs costs for the development of new and improved products, product applications and manufacturing processes using porous and injection molded plastics.

      Company-sponsored development costs are expensed as incurred. Total development expenses were $2,354, $3,201, $898 and $3,204 for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001, respectively.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Accrued Liabilities

      Accrued liabilities consisted of the following as of June 30, 2000 and 2001:

	Predecessor	Successor
	2000	2001

Accrued management incentives	$2,192	$2,335
Accrued restructuring costs	283	1,794
Accrued payroll and benefit costs	1,795	1,762
Customer deposits	1,423	498
Other	3,478	4,919

Total	$9,171	$11,308

          Income Taxes

      The Company accounts for income taxes pursuant to SFAS No. 109, “Accounting for Income Taxes,” which uses the liability method to calculate deferred income taxes. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income.

      The Company is included in the consolidated federal income tax return of WebMD. The accompanying financial statements reflect income taxes as if the Company filed a separate tax return.

          Self-Insurance

      The Company is primarily self-insured through high-deductible policies for workers’ compensation, medical and dental claims. An insurance administrator assists the Company in estimating the aggregate liability for workers’ compensation claims incurred. The Company accrues for the aggregate medical and dental claim liabilities based on the Company’s experience. In the opinion of management, adequate provisions have been made for all incurred claims.

          Foreign Currency Translation

      The financial statements and transactions of the Company’s foreign manufacturing facilities are maintained in their local currency. In accordance with SFAS No. 52, the translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate for the period. The gains or losses resulting from translation are included in accumulated other comprehensive income. Foreign currency transaction gains and losses are recorded as incurred and were not material in any of the periods presented.

          Revenue Recognition

      For standard products, revenue is recognized upon shipment of product, net of sales returns and allowances. For sales of molds and tooling, revenue is recognized upon completion and customer acceptance. The amount of cash received at the time the customer’s order is placed is recorded as a deposit liability and is presented within accrued liabilities on the accompanying balance sheets. Pursuant to Emerging Issues Task Force Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” freight charged to customers is included in net sales.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Recent Accounting Pronouncements

      During fiscal 1999, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Since the Company did not hold any derivative instruments during fiscal 1999, 2000, or 2001, SFAS No. 133 has not had any impact on the Company’s results of operations or financial position.

      Effective fiscal year 2001, the Company adopted the FASB Emerging Issues Task Force No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” Therefore, freight charged to customers has been reclassified to sales ($164 and $390 for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001, respectively) rather than as an offset to freight expense. All prior year amounts ($528 in fiscal 2000 and $650 in fiscal 1999) have been reclassified to conform to the current presentation.

      On July 20, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company is required to adopt these pronouncements beginning July 1, 2003. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 changes the accounting for goodwill and other intangible assets. Goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. All other acquired intangibles should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the acquirer’s intent to do so. Other intangibles will be amortized over their useful lives. Porex is currently evaluating the impact of adopting this statement.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that asset retirement obligations that are identifiable upon acquisition and construction and during the operating life of a long-lived asset, be recorded as a liability using the present value of the estimated cash flows. A corresponding amount would be capitalized as part of the asset’s carrying amount and amortized to expense over the asset’s useful life. The Company does not believe the adoption of SFAS No. 143 will have a material impact on the financial condition or results of operations of the Company.

      On August 1, 2001, the FASB issued SFAS No. 144, “Accounting For Impairment of Long-Lived Assets.” We are required to adopt this pronouncement beginning July 1, 2003. SFAS No. 144 prescribes the accounting for long-lived assets (excluding goodwill) to be disposed of by sale. SFAS No. 144 retains the requirement of SFAS No. 121 to measure long-lived assets classified as held for sale at the lower of its carrying value or fair market value less the cost to sell. Therefore, discontinued operations are no longer measured on a net realizable basis, and future operating results are no longer recognized before they occur. The impact of adopting SFAS No. 144 will not have a material impact on our financial condition or results of operations.

          Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     ACQUISITIONS

          Point Plastics, Inc.

      On July 21, 1998, Medical Manager completed the acquisition of Point Plastics, Inc., a manufacturer, designer and distributor of injection-molded disposable laboratory plastic products for the life sciences industry located in Petaluma, California. The purchase price consisted of $34,400 and 832,259 shares of Medical Manager common stock with a fair value totaling $42,595. The cash and shares of stock were provided by Medical Manager and recorded as paid-in-capital for Porex. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. In connection with the allocation of purchase price the Company recorded $20,600 of identifiable intangibles, primarily unpatented technology and trade names and goodwill of $41,625. The identifiable intangibles are being amortized over their estimated useful lives of 35 to 40 years. Goodwill is being amortized over 40 years. The results of operations have been included in the Company’s financial statements from July 21, 1998, the closing date of the acquisition.

          The KippGroup

      On January 22, 1999, Medical Manager completed the acquisition of The KippGroup, a manufacturing company located in Ontario, California. The purchase price consisted of $75 in cash and 1,150,028 shares of Medical Manager common stock with a fair value totaling $46,806. The cash and shares of stock were provided by Medical Manager and recorded as paid-in-capital for Porex. The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values. In connection with the allocation of purchase price, the Company recorded $34,600 of identifiable intangibles, primarily consisting of patented technology, unpatented technology and trade names and goodwill of $5,522. The identifiable intangibles are being amortized over their estimated useful lives of 19 to 40 years. Goodwill is being amortized over 40 years. The results of operations of The KippGroup are included in the Company’s financial statements from January 22, 1999, the closing date of the acquisition.

      The following summary, prepared on a pro forma basis, combines the results of operations of the Company, Point Plastics and The KippGroup for the fiscal year 1999 assuming the acquisitions were consummated at the beginning of the period:

Net sales	$111,782
Net income	12,901
Net income per share	$0.86

      The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire period presented. In addition, they are not intended to be a projection of future results.

          Mupor

      On November 18, 1999, Porex completed the acquisition of Mupor, a manufacturing company located in Alness, Scotland, for $3,006 in cash. The acquisition was accounted for using the purchase method of accounting with the purchase price being allocated to assets acquired based on their estimated fair values. The pro forma results of this acquisition were not material.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     RESTRUCTURING AND IMPAIRMENT CHARGES

      During the year ended June 30, 2000, the Company consolidated its manufacturing efforts in its Bio Products Group (“Bio Products”) by closing its manufacturing facility in Newnan, Georgia, and moving the related equipment to its newly expanded facility in California. Substantially all revenues associated with these operations will continue at the California facility. The Company recorded a $1,897 charge included in selling, general, and administrative expenses related to the consolidation of its Bio Products business. The major components of this charge are as follows: $705 of costs to disconnect and ship manufacturing equipment to the new facility; $384 of severance costs related to 60 employees terminated or notified of termination as of March 31, 2000; $540 of write-downs, primarily related to equipment used to manufacture vials which Porex will no longer carry in its product offering; and $268 of other expenses. As of June 30, 2000, $283 of restructuring reserves were included in accrued liabilities. These amounts were paid in fiscal 2001.

      During the year ended June 30, 2001, the Company announced the closure of plants in New York and the United Kingdom, and restructuring of the global sales force. The New York operations were moved to other existing facilities of the Porous Products Group, and the United Kingdom operations were moved to Germany. Substantially all revenues associated with these operations will continue at the new locations. The Company recorded a $2,115 charge included in selling, general, and administrative expenses, including $1,524 of severance of 91 employees, $246 of costs to move equipment to other facilities, $273 loss on sublease, and $72 of other charges. In connection with the restructuring, the Company recorded $1,435 of impairment charges on equipment. As of June 30, 2001, $1,794 of these reserves were included in accrued liabilities.

4.     MARKETABLE DEBT SECURITIES

      As of June 30, 2000 and 2001, all of the Company’s investments in marketable debt securities were classified as held-to-maturity. These securities included both securities due within one year and securities with maturity dates beyond one year. Securities with maturity dates within one year are classified as marketable securities as part of current assets on the accompanying balance sheets. Securities with maturity dates beyond one year are classified as long-term marketable securities as part of other assets on the accompanying balance sheets.

      During the period from September 13, 2000 to June 30, 2001, the Company sold securities for $22,893 in order to make a dividend payment to its parent company. The realized loss from this sale of $505 is included as other income, net on the accompanying financial statements. The Company has both the positive intent and the ability to hold the remaining marketable debt securities to maturity.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     LONG-TERM DEBT AND CAPITAL LEASES

      Long-term debt consists of the following as of June 30, 2000 and 2001:

	Predecessor	Successor
	2000	2001

Laurence L. Moore Charitable Trust — promissory note with interest at 6.23% per annum; interest payable quarterly on October 1, January 1, April 1, and July 1; maturing April 1, 2003	$6,531	$6,531
Bay Area Development Company — note payable with monthly principal and interest payments of $3, interest at 12.883% per annum, maturing August 1, 2009, secured by property and guaranteed by the San Francisco District Office of the Small Business Administration	161	151
Fleet Capital Leasing — monthly principal and interest payments range from $2 to $8, fixed interest rates range from 8.41% to 9.37%; debt is secured by equipment; maturity dates range from January 2001 to January 2008	1,390	1,210
Various capital lease obligations on injection molds expiring from November 2000 through January 2002; aggregate monthly principal and interest payments of $38 and $24 as of June 30, 2000 and 2001, respectively; interest rates range from 8.28% to 11.52%; debt is secured by equipment	491	152

	8,573	8,044
Less current portion	(551)	(322)

	$8,022	$7,722

      Maturities of long-term debt and capital lease obligations at June 30, 2001 are as follows:

Fiscal Year Ended June 30:
2002	$322
2003	6,752
2004	224
2005	221
2006	206
2007 and thereafter	319

$8,044

6.     TRANSACTIONS WITH PARENT COMPANY

      The Company receives certain tax and legal services provided by WebMD. The value of these services is not reflected on the accompanying financial statements, as the amount is immaterial.

      Subsequent to the acquisition of Medical Manager by WebMD, the Company paid a dividend to WebMD in the amount of $41,000 and forgave a receivable from WebMD in the amount of $1,119. These amounts have been reflected as reductions of parent’s investment on the accompanying financial statements.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     INCOME TAXES

      The income tax provision (benefit) is summarized as follows for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001:

	Predecessor			Successor

			July 1,	September 13,
			2000 to	2000 to
	June 30,	June 30,	September 12,	June 30,
	1999	2000	2000	2001

Current:
Federal	$7,175	$7,934	$956	$4,576
State	1,499	1,699	180	1,023
Foreign	1,565	1,316	255	1,378

Total current	10,239	10,949	1,391	6,977

Deferred:
Federal	115	1,065	(842)	(1,044)
State	(6)	332	(236)	(167)

Total deferred	109	1,397	(1,078)	(1,211)

Total income tax provision	$10,348	$12,346	$313	$5,766

      Accumulated net earnings of foreign subsidiaries are intended to be permanently reinvested in those subsidiaries. Accordingly, no federal taxes have been provided on those earnings.

      A reconciliation of the income tax provision, computed by applying the federal statutory rate to income before taxes, and the actual provision for income taxes is as follows for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001:

	Predecessor			Successor

			July 1,
			2000 to	September 13,
			September	2000 to
	June 30,	June 30,	12,	June 30,
	1999	2000	2000	2001

Federal statutory rate	35.0%	35.0%	35.0%	35.0%
State tax, net of federal benefit	3.9	4.4	(7.6)	4.3
Foreign taxes rate differential	1.9	0.7	23.4	1.8
Nondeductible goodwill amortization	1.3	1.2	17.0	2.0
Other, net	(0.5)	(0.2)	(1.9)	2.0

	41.6%	41.1%	65.9%	45.1%

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred tax assets and liabilities at June 30, 2000 and 2001 are comprised of the following:

	Predecessor	Successor
	2000	2001

Deferred tax assets:
Liabilities not currently deductible	$1,167	$1,189
Bad debt	132	169
Inventory	596	499
Net operating loss carryforwards	186	654
Prepaid and other	434	1,954

	2,515	4,465

Deferred tax liabilities:
Depreciation and amortization	12,704	13,077
Deferred compensation	—	542

	12,704	13,619

Net deferred tax liabilities	$10,189	$9,154

      At June 30, 2001, the Company had approximately $1,900 of net operating loss carryforwards which will expire if not utilized beginning in 2019.

8.     MAJOR CUSTOMERS, EXPORT PRODUCT SALES, AND SEGMENT INFORMATION

      For the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001, no customer accounted for more than 10% of the Company’s consolidated net sales.

      Export product sales, which are made principally to Europe and Asia, were $30,366, $32,457, $6,794, and $30,590 for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001, respectively.

          Segment Reporting

      Segment information has been prepared in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.”

      Porex’s operations are organized into four business groups or reportable segments: Porous Products Group, Bio Products Group, Medical Products Group, and Surgical Products Group. Segment performance is evaluated on revenues and operating income. The Porous Products Group designs, engineers, and manufactures porous plastic components used in filtering, wicking, diffusing, venting, or otherwise controlling the flow of fluids. The Bio Products Group designs, engineers, and manufactures a full line of plastic disposable laboratory products for liquid handling for the research and clinical laboratory and diagnostic research markets. The Medical Products Group designs, engineers, and manufactures proprietary injection molded medical components and finished medical devices used primarily for large health care original equipment manufacturers. The Surgical Products Group designs, engineers, and manufactures sterile surgical products for use in hospitals, clinics, and private practices.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Porous	Bio	Medical	Surgical	Intersegment
	Products	Products	Products	Products	Sales and
	Group	Group	Group	Group	Corporate	Total

Predecessor:
June 30, 1999:
Revenues	$56,115	$30,325	$8,869	$4,967	$(846)	$99,430
Operating income	21,038	5,425	675	1,269	(4,845)	23,562
Identifiable assets	54,174	116,441	55,617	4,059	4,837	235,128
Capital expenditures	4,643	1,235	1,630	189	—	7,697
Depreciation and amortization	2,284	4,500	1,122	97	324	8,327
June 30, 2000:
Revenues	57,564	34,556	27,098	6,114	(2,068)	123,264
Operating income	21,066	4,011	3,676	1,742	(5,119)	25,376
Identifiable assets	49,319	89,846	59,205	5,137	48,602	252,109
Capital expenditures	2,145	2,777	3,202	65	226	8,415
Depreciation and amortization	2,500	4,511	2,618	111	478	10,218
July 1, 2000 to September 12, 2000:
Revenues	11,448	6,113	5,764	1,494	(582)	24,237
Operating income	1,172	(164)	(184)	282	(1,229)	(123)
Identifiable assets	47,106	86,325	61,252	5,322	47,644	247,649
Capital expenditures	509	704	606	143	50	2,012
Depreciation and amortization	528	752	735	22	113	2,150

Successor:
September 13, 2000 to June 30, 2001:
Revenues	44,729	26,033	23,426	5,562	(3,133)	96,617
Operating income	11,631	4,111	1,651	1,436	(6,371)	12,458
Identifiable assets	120,952	66,129	53,554	3,796	19,040	263,471
Capital expenditures	3,197	1,120	2,141	446	62	6,966
Depreciation and amortization	3,573	2,395	2,369	79	578	8,994

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reconciles segment operating income (loss) to consolidated net income before provision for income taxes:

	Predecessor			Successor

			July 1,	September 13,
			2000 to	2000 to
	June 30,	June 30,	September 12,	June 30,
	1999	2000	2000	2001

Total segment operating income (loss)	$23,562	$25,376	$(123)	$12,458
Interest income	1,817	2,656	727	494
Interest expense	(547)	(652)	(147)	(485)
Gain on settlement of pension plan	0	2,269	—	—
Other unallocated amounts	48	410	18	316

Consolidated net income before provision for income taxes	$24,880	$30,059	$475	$12,783

      Information regarding the Company’s foreign sales and domestic and foreign operations is as follows:

	Net	Long-Lived
	Sales	Assets

Predecessor:
June 30, 1999:
United States	$89,146	$151,634
Europe	10,284	5,594

Total	$99,430	$157,228

June 30, 2000:
United States	$110,654	$149,085
Europe	12,610	8,229

Total	$123,264	$157,314

July 1, 2000 to September 12, 2000:
United States	$21,360	$148,013
Europe	2,877	7,553

Total	$24,237	$155,566

Successor:
September 13, 2000 to June 30, 2001:
United States	$85,085	$189,343
Europe	11,312	7,902
Other	220	802

Total	$96,617	$198,047

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.     PENSION AND PROFIT-SHARING PLANS

      Prior to May 1, 1998, the Company had a defined benefit pension plan covering substantially all of its employees and certain employees of Medical Manager. Effective May 1, 1998, no further benefits were accrued under the plan, resulting in a curtailment gain of approximately $138. In March 2000, the pension plan was settled for approximately $9.7 million, of which approximately $2.3 million was recognized as a gain and recorded as other income. The following tables set forth the Plan’s funded status and amounts recognized on the balance sheet as of June 30, 2000:

Change in benefit obligation:
Benefit obligation at beginning of year	$6,087
Service cost	—
Interest cost	317
Change in actuarial assumptions	(380)
Benefits paid	(6,024)

Benefit obligation at end of year	$—

Change in plan assets:
Fair value of plan assets at beginning of year	$9,511
Actual return on plan assets	287
Benefits paid	(6,024)
Reversion to the Company	(3,774)

Fair value of plan assets at end of year	$—

      The components of net periodic pension benefit for the years ended June 30, 1999 and 2000 were as follows:

	1999	2000

Net periodic pension benefit:
Service cost	$—	$—
Interest cost	306	317
Expected return on plan assets	(442)	(473)
Net amortization	(131)	(119)

Net periodic pension benefit	$(267)	$(275)

      Assumptions used in the accounting for the Company’s defined benefit plans as of June 30, 1999 and 2000 were as follows:

	1999	2000

Discount rate	5.7%	N/A
Rate of increase in compensation levels	N/A	N/A
Expected long-term rate of return on assets	5.0	5.0%

      In addition to the defined benefit pension plans discussed above, the Company maintains defined contribution profit-sharing plans covering substantially all of its employees. The Company matches a portion of participant contributions with parent company common stock. For the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and September 13, 2000 to June 30, 2001, the Company contributed shares of the parent company common stock with a fair value of

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $628, $1,015, $264, and $647, respectively. At June 30, 2001, the Company has $460 due to affiliate for amounts owed to WebMD for the value of the stock contributed to the profit-sharing plan.

      In July 2000, the Company made a $640 cash discretionary profit-sharing contribution to the Plan. No discretionary contributions were made in fiscal 1999 or 2000

10.     STOCK-BASED COMPENSATION

          Stock Option Plans

      The Company participates in various stock option plans of the parent company (collectively, the “Plans”) for directors, officers, and key employees that provide for nonqualified and incentive stock options. Generally, options become exercisable ratably over a four- to seven-year period based on their individual grant dates. Options are granted at prices not less than the fair market value on the date of grant. Options granted under the Plans expire within ten to fifteen years from the date of grant.

      A summary of the status of the Company’s stock option plans is presented below:

	Predecessor		Successor

	Period from		Period from
	July 1, 2000 to		September 13, 2000
	September 12, 2000		to June 30, 2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price Per	Number of	Price Per
	Shares	Share	Shares	Share

Outstanding beginning of period	7,266,065	$17.0187	7,318,066	$16.9612
Granted	75,000	12.5583	105,000	5.9571
Exercised	—	—	—	—
Canceled	(22,999)	20.7697	(347,639)	13.4199

Outstanding at end of period	7,318,066	16.9612	7,075,427	16.9719

Exercisable at the end of the period	1,157,022	15.4205	2,709,966	16.3155

	Years Ended June 30,

	1999		2000

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price Per	Number of	Price Per
	Shares	Share	Shares	Share

Outstanding beginning of period	2,868,380	$14.3122	6,864,450	$16.5362
Granted	6,925,629	18.2419	1,502,313	19.5384
Exercised	(461,300)	7.6975	(289,644)	14.5903
Canceled	(2,468,259)	20.3895	(811,054)	18.4686

Outstanding at end of period	6,864,450	16.5362	7,266,065	17.0187

Exercisable at the end of the period	487,087	10.4416	985,846	14.7937

     Pro Forma Information

      The Company has elected to follow Accounting Principles Board (“APB”) No. 25 and related interpretations in accounting for employee stock options because, as discussed below, the alternative fair

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value accounting provided for under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, no compensation expense is recognized when the exercise price of stock options granted to employees equals the market price of the underlying stock on the date of grant.

      Pro forma information regarding net loss is required by SFAS No. 123 and has been determined as if employee stock options granted subsequent to December 31, 1994 were accounted for under the fair value method of SFAS No. 123. The fair value for these options was estimated using a Black-Scholes option pricing model with the following weighted-average assumptions:

			July 1,	September 13,
	June 30,		2000 to	2000 to
			September 12,	June 30,
	1999	2000	2000	2001

Expected dividend yield	0%	0%	0%	0%
Expected volatility	1.0%	1.0%	0.9%	0.9%
Risk free interest rate	5.60%	5.29%	4.25%	4.25%
Expected option lives	3.3 years	3.0 years	2.0 years	2.0 years
Weighted fair value of options granted at prices equal to market price during the year	$16.79	$29.52	$13.65	$3.77

      The pro forma information is as follows:

			July 1,	September 13,
	June 30,		2000 to	2000 to
			September 12,	June 30,
	1999	2000	2000	2001

Net income (loss):
As reported	$14,532	$17,713	$162	$7,017

Pro forma	$(4,083)	$(21,713)	$(8,651)	$(13,740)

Net income (loss) per share:
As reported	$0.97	$1.18	$0.01	$0.47

Pro forma	$(0.27)	$(1.45)	$(0.58)	$(0.92)

      The pro forma results indicated above are not intended to be indicative of, or a projection of, future results.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.

      As discussed in Note 1, the Company recorded $3,945 of deferred compensation. For the period from September 12, 2000 to June 30, 2001, the Company amortized $1,777 of the deferred compensation to expense.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     COMMITMENTS AND CONTINGENCIES

     Leases

      The Company leases office and warehouse space, equipment, and automobiles under various noncancelable operating leases. Rental expense was $1,196, $1,801, $431, and $1,723 for the years ended June 30, 1999 and 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001, respectively. The minimum aggregate rental commitments under noncancelable leases, excluding renewal options, are as follows:

Years Ending June 30:
2002	$2,080
2003	1,687
2004	1,671
2005	977
2006	952
2007 and thereafter	2,857

$10,224

Legal Proceedings

      In the normal course of business, the Company is involved in various claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcome will have a material adverse effect on its financial position or results of operations.

      The Company has been named as one of many codefendants in a number of actions brought by recipients of silicone mammary implants. Certain of the actions against the Company have been dismissed or settled by the manufacturer or insurance carriers of the Company without material cost to the Company. The Company believes its insurance coverage provides adequate coverage against liabilities that could arise from actions or claims arising out of the Company’s distribution of implants. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcome will have a material adverse effect on its financial position or results of operations.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.     QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following table summarizes the quarterly financial data for the year ended June 30, 2000 and for the periods from July 1, 2000 to September 12, 2000 and from September 13, 2000 to June 30, 2001:

				Earnings
		Gross	Net	Per
	Net Sales	Profit	Income	Share

Predecessor:
2000:
September 30, 1999	$29,649	$13,990	$4,562	$0.30
December 31, 1999	30,006	14,066	4,424	0.29
March 31, 2000	31,149	13,216	4,132	0.28
June 30, 2000	32,460	13,493	4,595	0.31

Year ended June 30, 2000	$123,264	$54,765	$17,713

July 1, 2000 to September 12, 2000	$24,237	$9,772	$162	$0.01

Successor:
September 13, 2000 to June 30, 2001:
September 30, 2000	$6,779	$3,259	$1,145	$0.08
December 31, 2000	28,313	10,773	920	0.06
March 31, 2001	30,203	11,787	1,986	0.13
June 30, 2001	31,322	13,125	2,966	0.20

Period ended June 30, 2001	$96,617	$38,944	$7,017

13.     SUBSEQUENT EVENT

      Subsequent to year-end, WebMD announced that it is considering a possible offer to exchange shares of common stock of Porex for common stock of WebMD. If such exchange occurs, Porex will operate as a stand-alone entity.

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

as of December 31, 2001

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2001
(Unaudited, in thousands, except share data)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$33,262
Marketable securities	1,055
Accounts receivable, net of allowances for doubtful accounts and sales returns of $894	16,330
Inventories	16,735
Other current assets	5,058

Total current assets	72,440

PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	3,924
Buildings and improvements	16,640
Machinery and equipment	29,446
Furniture and fixtures	680
Construction in progress	5,163
Less accumulated depreciation	(9,128)

Property, plant, and equipment, net	46,725

OTHER ASSETS:
Long-term marketable securities	3,062
Goodwill and other intangible assets, net of accumulated amortization of $4,662	147,029
Other	203

Total other assets	150,294

$269,459

LIABILITIES AND SHAREHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$3,388
Current portion of long-term debt	209
Accrued liabilities	10,245
Income taxes payable	8,715

Total current liabilities	22,557
OTHER LONG-TERM LIABILITIES	19
LONG-TERM DEBT AND CAPITAL LEASES	7,625
DUE TO AFFILIATE	799
DEFERRED INCOME TAXES	13,434

Total liabilities	44,434

COMMITMENTS AND CONTINGENCIES
SHAREHOLDER’S EQUITY:
Preferred stock, $.0001 par value, 10,000,000 shares authorized, no shares issued or outstanding	—
Common stock, $.0001 par value; 50,000,000 shares authorized, 15,000,000 shares issued and outstanding	2
Paid-in capital	212,953
Retained earnings	12,743
Deferred compensation	(891)
Accumulated other comprehensive income	218

Total shareholder’s equity	225,025

$269,459

The accompanying notes are an integral part of and should be read in conjunction with this condensed consolidated balance sheet.

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Period from July 1, 2000 to September 12, 2000,
the Period from September 13, 2000 to December 31, 2000 and
for the Six Months Ended December 31, 2001
(Unaudited, in thousands, except per share data)

	Predecessor	Successor

	July 1,	September 13,	Six Months
	2000 to	2000 to	Ended
	September 12,	December 31,	December 31,
	2000	2000	2001

Net sales	$24,237	$35,092	$59,500

Cost of sales	14,465	21,060	36,321

Gross profit	9,772	14,032	23,179

Selling, general, and administrative	9,895	9,976	14,221

Operating income (loss)	(123)	4,056	8,958

Other income (expense), net	598	(126)	361

Income before provision for income taxes	475	3,930	9,319

Provision for income taxes	(313)	(1,865)	(3,593)

Net income	$162	$2,065	$5,726

Net income per common share, basic and diluted	$0.01	$0.14	$0.38

Weighted average shares outstanding used in computing, basic and diluted net income per common share	15,000	15,000	15,000

The accompanying notes are an integral part of and should be read in conjunction with these condensed consolidated statements

POREX HOLDINGS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Period from July 1, 2000 to September 12, 2000 and
the Period from September 13, 2000 to December 31, 2000 and
for the Six Months Ended December 31, 2001
(Unaudited, in thousands)

	Predecessor	Successor

	July 1,	September 13,	Six Months
	2000 to	2000 to	Ended
	September 12,	December 31,	December 31,
	2000	2000	2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$162	$2,065	$5,726
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,150	3,304	5,398
Deferred compensation expense	—	595	463
Deferred income taxes	1,035	(1,403)	(510)
Net loss on sale of debt securities held to maturity	—	505	—
Net loss on asset dispositions	12	24	298
Restructuring charges, net of cash paid	1,609	—	—
Changes in operating assets and liabilities:
Accounts receivable	3,144	(835)	1,857
Inventory	(559)	989	(2,177)
Other assets	(468)	846	513
Accounts payable	197	(1,717)	682
Accrued liabilities	(2,512)	2,651	(1,310)

Net cash provided by operating activities	4,770	7,024	10,940

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of debt securities held to maturity	—	22,893	—
Capital expenditures, net	(2,012)	(2,351)	(2,961)
Other	(18)	82	93

Net cash used in investing activities	(2,030)	20,624	(2,868)

CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in amounts due to (from) parent, net	(25)	108	339
Principal payments on long-term debt and capital leases	(150)	(128)	(210)
Payment of dividends	—	(41,000)	—

Net cash provided by financing activities	(175)	(41,020)	129

IMPACT OF CHANGES IN FOREIGN CURRENCY	(674)	394	190

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,891	(12,978)	8,391
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	26,946	28,837	24,871

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$28,837	$15,859	$33,262

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$143	$172	$257

Cash paid for taxes	$3,022	$1,611	$4,047

The accompanying notes are an integral part of and should be read in conjunction with these condensed consolidated statements.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(Unaudited, in thousands, except share data)

1.     ORGANIZATION AND BASIS OF PRESENTATION

      Porex Holdings, Inc. and its subsidiaries (the “Company” or “Porex”) are wholly owned subsidiaries of WebMD Corporation (“WebMD”). Porex is a developer, manufacturer, and distributor of proprietary porous plastic components incorporating advanced filtration technologies. Porex also manufactures and distributes proprietary injection molded solid plastic components and products. Porex has a 40-year history of innovation and market leadership in porous plastic technology. Porex’s porous and solid plastics and filtration technologies are used primarily in components produced for health care, industrial and consumer applications as well as in finished products used in the medical device, research, and clinical laboratory and surgical markets. Porex is an international company, selling products to customers in more than 65 countries worldwide.

      Prior to September 12, 2000, the Company was an operating subsidiary of Medical Manager Corporation (“Medical Manager”). On September 12, 2000, Medical Manager was acquired by WebMD through the exchange of 2.5 shares of each share of WebMD common stock for each share of Medical Manager common stock (the “Acquisition”). As part of the Acquisition, options to purchase Medical Manager stock held by Porex employees were exchanged for options to purchase WebMD stock using the same exchange ratio. In accordance with the Financial Accounting Standards Board (the “FASB”) Interpretation No. 44, “Accounting for Certain Transaction Involving Stock Compensation,” the Company recorded $3,945 of deferred compensation for the value of unvested options. This deferred compensation will be amortized as compensation expense over the remaining vesting life of the options. The Acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values.

      In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company and the results of their operations and cash flows for the interim periods presented. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2002.

2.     INVENTORIES

      Inventories are stated at the lower of cost or market on the first-in, first-out basis. Cost includes raw materials, direct labor, and manufacturing overhead. Market is based on current replacement cost for raw materials and supplies and on net realizable value for work-in-process and finished goods. Inventories consisted of the following as of December 31, 2001:

Raw materials and supplies	$6,226
Work-in-process	1,649
Finished goods	8,860

$16,735

3.     RECENT ACCOUNTING PRONOUNCEMENTS

      During fiscal 1999, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Since the Company did not hold any derivative instruments during fiscal 1999, 2000, or 2001, SFAS No. 133 has not had any impact on the Company’s results of operations or financial position.

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On July 20, 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” We are required to adopt these pronouncements beginning July 1, 2003. SFAS No. 141 requires all business combinations initiated after June 20, 2001 to be accounted for using the purchase method of accounting. SFAS No. 142 changes the accounting for goodwill and other intangible assets. Goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value based test. All other acquired intangibles should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, or exchanged, regardless of the acquirer’s intent to do so. Other intangibles will be amortized over their useful lives. Porex is currently evaluating the impact of adopting this statement.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires that asset retirement obligations that are identifiable upon acquisition and construction and during the operating life of a long-lived asset be recorded as a liability using the present value of the estimated cash flows. A corresponding amount would be capitalized as part of the asset’s carrying amount and amortized to expense over the asset’s useful life. The Company does not believe the adoption of SFAS No. 143 will have a material impact on the financial condition or results of operations of the Company.

      On August 1, 2001, the FASB issued SFAS No. 144, “Accounting for Impairment of Long-Lived Assets.” We are required to adopt this pronouncement beginning July 1, 2003. SFAS No. 144 prescribes the accounting for long-lived assets (excluding goodwill) to be disposed of by sale. SFAS No. 144 retains the requirement of SFAS No. 121 to measure long-lived assets classified as held for sale at the lower of its carrying value or fair market value less the cost to sell. Therefore, discontinued operations are no longer measured on a net realizable basis, and future operating results are no longer recognized before they occur. The impact of adopting SFAS No. 144 will not have a material impact on our financial condition or results of operations.

4.     COMPREHENSIVE INCOME

      Comprehensive income for the periods from July 1, 2000 to September 12, 2000, September 13, 2000 to December 31, 2000 and for the six months ended December 31, 2001 are as follows:

	Predecessor	Successor

	July 1,	September 13,	Six Months
	2000 to	2000 to	Ended
	September 12,	December 31,	December 31,
	2000	2000	2001

Net Income	$162	$2,065	$5,726
Foreign currency translation adjustments	(1,486)	915	482

Comprehensive income (loss)	$(1,324)	$2,980	$6,208

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     SEGMENT REPORTING

      Segment information has been prepared in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information.”

      Porex’s operations are organized into four business groups or reportable segments: Porous Products Group, Bio Products Group, Medical Products Group and Surgical Products Group. Segment performance is evaluated on revenues and operating income. The Porous Products Group designs, engineers and manufactures porous plastic components used in filtering, wicking, diffusing, venting or otherwise controlling the flow of fluids. The Bio Products Group designs, engineers and manufactures a full line of plastic disposable laboratory products for liquid handling for the research and clinical laboratory and diagnostic research markets. The Medical Products Group designs, engineers and manufactures proprietary injection-molded medical components and finished medical devices used primarily for large health care original equipment manufacturers. The Surgical Products Group designs, engineers and manufactures sterile surgical products for use in hospitals, clinics and private practices.

	Porous	Bio	Medical	Surgical	Intersegment
	Products	Products	Products	Products	Sales and
	Group	Group	Group	Group	Corporate	Total

Predecessor:
July 1, 2000 to September 12, 2000:
Revenues	$11,448	$6,113	$5,764	$1,494	$(582)	$24,237
Operating income	1,172	(164)	(184)	282	(1,229)	(123)
Identifiable assets	47,106	86,325	61,252	5,322	66,554	266,559
Capital expenditures	508	704	606	143	50	2,012
Depreciation and amortization	528	752	735	22	113	2,150

Successor:
September 13, 2000 to December 31, 2000:
Revenues	$16,312	$9,054	$8,967	$1,993	$(1,234)	$35,092
Operating income	4,337	1,125	315	441	(2,162)	4,056
Identifiable assets	118,596	65,299	53,489	2,909	14,244	254,537
Capital expenditures	1,373	316	308	315	39	2,351
Depreciation and amortization	1,270	884	945	31	174	3,304
July 1, 2001 to December 31, 2001:
Revenues	27,567	14,683	15,157	3,477	(1,384)	59,500
Operating income	7,295	1,777	1,635	989	(2,738)	8,958
Identifiable assets	121,630	69,577	55,071	4,255	18,926	269,459
Capital expenditures	1,412	507	947	27	68	2,961
Depreciation and amortization	2,102	1,590	1,369	62	275	5,398

POREX HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reconciles segment operating income (loss) to income before provision for income taxes:

	Predecessor	Successor

	July 1, 2000 to	September 13, 2000	Six Months Ended
	September 12, 2000	to December 31, 2000	December 31, 2001

Total segment operating income (loss)	$(123)	$4,056	$8,958
Interest income	727	8	443
Interest expense	(147)	(174)	(281)
Other unallocated amounts	18	40	199

Consolidated net income before provision for income taxes	$475	$3,930	$9,319

6.     SUBSEQUENT EVENT

      Subsequent to December 31, 2001, WebMD announced that it is considering a possible offer to exchange shares of common stock of Porex for shares of common stock of WebMD. If such exchange occurs, Porex will operate as a stand-alone entity.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON

FINANCIAL STATEMENT SCHEDULE

To Porex Holdings, Inc.:

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Porex Holdings, Inc. and Subsidiaries included in this Form S-4 and have issued our report thereon dated September 14, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The foregoing schedule is the responsibility of the company’s management and is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia

September 14, 2001

S-1

POREX HOLDINGS, INC. AND SUBSIDIARIES

Schedule ll — Valuation and Qualifying Accounts

For the Years Ended June 30, 1999 and 2000 and for the Periods from July 1, 2000 to
September 12, 2000 and September 13, 2000 to June 30, 2001
(In Thousands)

	Balance at	Charged to	Charged to		Balance
	Beginning	Costs and	Other		at End of
Description	of Period	Expenses	Accounts	Deductions	Period

PREDECESSOR:
Year ended June 30, 1999
Allowance for doubtful accounts	$889	$164	—	$(180)	$873
Year ended June 30, 2000
Allowance for doubtful accounts	$873	$221	—	$(219)	$875
Period from July 1, 2000 to September 12, 2000
Allowance for doubtful accounts	$875	$47	—	$(45)	$877

SUCCESSOR:
Period from September 13, 2000 to June 30, 2001
Allowance for doubtful accounts	$877	$351	—	$(293)	$935

S-2

      The Exchange Agent will accept manually signed or facsimile copies of the Letter of Transmittal. The Letter of Transmittal, certificates for WebMD shares and any other required documents should be sent or delivered by each tendering WebMD stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below:

The Exchange Agent for this Exchange Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY

By Mail: [ ] [ ] [ ] [ ]	Facsimile Transmission: [ ] [ ] Confirmation of Facsimile Transmission ONLY: [ ]	By Hand or Overnight Courier: [ ] [ ] [ ] [ ]

      Questions and requests for assistance concerning this Exchange Offer may be directed to the Information Agent at its addresses and telephone numbers set forth below. You may obtain additional copies of this Prospectus — Offer to Exchange, the Letter of Transmittal and other Exchange Offer materials from the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Exchange Offer.

The Information Agent for this Exchange Offer is:

INNISFREE M&A INCORPORATED

[                      ]

[                      ]
Banks and Brokers Call Collect: [                      ]
All Others Call Toll-Free: [                      ]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expenses in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Porex’s certificate of incorporation and by-laws will provide that it shall, to the maximum extent permitted under Delaware law, indemnify any director or officer of the corporation who is or was made a party to any action or proceeding by reason of the fact that he or she is or was an agent of the corporation, against liability incurred in connection with such action or proceeding. Porex intends to enter into agreements with its directors, executive officers and some of its other officers implementing such indemnification. In addition, Porex’s certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. Porex may also purchase and maintain insurance policies insuring its directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 21.     Exhibits and Financial Statement Schedules

(a) Exhibits.

      The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

(b) Financial Statement Schedules.

      The schedules have been omitted because of the absence of circumstances under which they could be required.

Item 22.     Undertakings

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairburn, Georgia on May 14, 2002.

POREX HOLDINGS, INC.

By:	/s/ RAY E. HANNAH

Ray E. Hannah
Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints each of Ray E. Hannah and Victor L. Marrero his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ RAY E. HANNAH Ray E. Hannah	Chief Executive Officer and Director (Principal Executive Officer)	May 14, 2002

/s/ VICTOR L. MARRERO Victor L. Marrero	President and Director	May 14, 2002

/s/ DONALD K. JACKSON Donald K. Jackson	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 14, 2002

/s/ MARTIN J. WYGOD Martin J. Wygod	Chairman of the Board	May 14, 2002

EXHIBIT INDEX

Exhibit
No.	Description

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Form of Amended and Restated Bylaws of the Registrant.
5.1*	Opinion of Shearman & Sterling as to the legality of the common stock.
8.1*	Opinion of Shearman & Sterling regarding tax matters.
10.1*	Form of Tax Sharing Agreement between the Registrant and WebMD.
10.2*	Form of Transitional Services Agreement between the Registrant and WebMD.
10.3*	Form of Indemnification Agreement between the Registrant and WebMD.
10.4*	Form of Registration Rights Agreement between the Registrant and WebMD.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Arthur Andersen LLP.
23.2	Consent of Ernst & Young LLP.
23.3*	Consent of Shearman & Sterling (included in Exhibit 5.1).
23.4*	Consent of Shearman & Sterling (included in Exhibit 8.1).
24	Power of Attorney (included on signature pages of this Registration Statement).
99.1	Correspondence to Commission concerning Arthur Andersen LLP representations.
99.2*	Form of Letter of Transmittal.
99.3*	Form of Notice of Guaranteed Delivery.
99.4*	Form of letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

*	To be filed by amendment.